        As filed with the Securities and Exchange Commission on January 2, 2002.
                                                   Registration No. 333-________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                       and
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 19

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT M
                           (Exact name of Registrant)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                                 (617) 663-3000
               (Depositor's Telephone Number Including Area Code)

                            James D. Gallagher, Esq.
                          Secretary and General Counsel
                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                           Boston, Massachusetts 02108
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                       1025 Thomas Jefferson Street, N.W.
                              Washington, DC 20007

Title of Securities Being Registered: Variable Annuity Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)
                               SEPARATE ACCOUNT M



                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4

N-4 Item   Caption in Prospectus (*Caption in Prospectus Supplement)
--------   ---------------------------------------------------------
Part A

1.......   Cover Page
2.......   Definitions
3.......   Summary of Policies (*Investment Management Fees and Expenses)
4.......   (*Appendix A: Table of Accumulation Unit Values)
5.......   (*General Information about Manulife USA, The Separate Account and the Trust)
6.......   Description of the Policies - What are the Policy Charges?
7.......   Description of the Policies
8.......   Description of the Policies - When Do Annuity Payments Commence?;
             Appendix - What Are the Annuity Options?
9.......   Description of the Policies - What are the Death Benefit Provisions?
10......   Description of the Policies - How is a Policy Purchased?;
             What is the Variable Policy Value and How is it Determined?
11......   Description of the Policies - What Surrender or Withdrawal Rights are Available?
12......   Federal Tax Matters
13......   (*Legal Proceedings)
14......   (*Statement of Additional Information - Table of Contents)


Part B .   Caption in Statement of Additional Information

15......   Cover Page
16......   Table of Contents
17......   General Information and History.
18......   Services-Independent Auditors, Responsibilities of Manufacturers Life
19......   Not Applicable
20......   Services - Principal Underwriter
21......   Performance Data
22......   Not Applicable
23......   Financial Statements

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT M
                                       OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

Home Office:                                    Annuity Service Office:
38500 Woodward Avenue                           200 Bloor Street East
Bloomfield Hills, Michigan 78304                Toronto, Ontario, Canada M4W 1E5
                                                (800) 827-4546

                                   SUPPLEMENT
                            DATED JANUARY 2, 2002 TO:

                                 PROSPECTUS FOR
                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                OF AMERICA SEPARATE ACCOUNT TWO DATED MAY 1, 1997

                   FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS
                               (VARIABLE ANNUITY)

         This supplement updates certain information in the attached prospectus which you received for the Variable Annuity contract (the "Contracts") you purchased from The Manufacturers Life Insurance Company of America ("ManAmerica"). This supplement, together with the prospectus described above, constitutes the current prospectus ("Prospectus") for such Contract. The Contracts are no longer being offered for sale, but contract owners may continue to make purchase payments under the Contracts, make withdrawals from the separate account in which the Contracts are funded, and transfer amounts among the sub-accounts available under the Contracts.

         ADDITIONAL INFORMATION about the Contracts and the Separate Account is contained in a Statement of Additional Information, dated the same date as this Prospectus, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The Statement of Additional Information is available without charge upon request by writing us at the Service Office address above or by telephoning (800) 827-4546.

         The SEC maintains a Web site (www.sec.gov) that contains the Statement of Additional Information and other information about us, the Contracts and the Separate Account.

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

                                                                   Page
                                                                   ----
         General Information and History ........................    2
         Performance Data .......................................    2
         Services ...............................................    4
            Independent Auditors ................................    4
            Principal Underwriter ...............................    5
            Responsibilities of Manufacturers Life ..............    5
         Financial Statements ...................................    6


                 THE DATE OF THIS PROSPECTUS IS JANUARY 2, 2002.

TABLE OF CONTENTS

                                                                    PAGE
         Change in Depositor for the Separate Account............     2
         Investment Management Fees and Expenses.................     2
         General Information about Manulife USA, the Separate
           Account and the Trust.................................     4
         Performance Data........................................     7
         Other Information.......................................     7
         Appendix A:   Schedules of Accumulation Unit Values.....     8

CHANGE IN DEPOSITOR FOR THE SEPARATE ACCOUNT

         Effective January 1, 2002, ManAmerica transferred substantially all of its assets and liabilities to The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA", the "Company", "we" or "us"). As a result of this transaction, Manulife USA became the owner of substantially all of ManAmerica's assets, including all of the assets of The Manufacturers Life Insurance Company of America Separate Account Two, which has been renamed The Manufacturers Life Insurance Company (U.S.A.) Separate Account M (the "Separate Account"), and assumed substantially all of ManAmerica's obligations, including all of those under the Contracts. Manulife USA is now the depositor for the Separate Account and the co-issuer with the Separate Account of the Contracts.

         Except for the succession of Manulife USA to the role of depositor for the Separate Account and to the liabilities and obligations arising under the Contracts, and the change in the name of the Separate Account, the transaction did not affect the Separate Account or any provisions of, or any rights, obligations or investment allocations under, the Contracts.

INVESTMENT MANAGEMENT FEES AND EXPENSES
(Supplements information in the Prospectus under the caption "Summary of Policies - Charges and Deductions")

         Each sub-account of the Separate Account invests in shares of one of the separate investment portfolios ("Portfolios") of Manufacturers Investment Trust (the "Trust"). The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

TRUST ANNUAL EXPENSES
(as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)(B)

                                                CLASS A
                                MANAGEMENT     RULE 12b-1                        TOTAL TRUST
      TRUST PORTFOLIO              FEES           FEE         OTHER EXPENSES   ANNUAL EXPENSES
----------------------------------------------------------------------------------------------
Pacific Rim Emerging Markets      0.700%         0.150%          0.180%              1.030%
Emerging Small Company .....      0.896%         0.150%          0.050%              1.096%
International Stock ........      0.850%         0.150%          0.180%              1.180%
Quantitative Equity ........      0.596%         0.150%          0.050%              0.796%
Real Estate Securities .....      0.647%(A)      0.150%          0.060%              0.857%
Balanced ...................      0.554%(A)      0.150%          0.060%              0.764%
Investment Quality Bond ....      0.500%         0.150%          0.080%              0.730%
Money Market ...............      0.350%         0.150%          0.040%              0.540%

----------
(A)  Based on estimates for the current fiscal year.
(B) Effective January 1, 2002, the Trust implemented a Class A Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expenses chart reflects these changes.

EXAMPLE

You would pay the following expenses on a $1,000 investment, assuming a 5% return on assets, if you surrendered your contract at the end of the applicable time period:

Trust Portfolio                  1 Year     3 Years     5 Years     10 Years
---------------                  ------     -------     -------     --------
Pacific Rim Emerging Markets      $ 99       $136        $174         $285
Emerging Small Company             100        138         178          292
International Stock                101        142         184          304
Quantitative Equity                 97        128         161          257
Real Estate Securities              98        132         166          268
Balanced                            97        129         162          258
Investment Quality Bond             96        128         160          255
Money Market                        95        122         151          235

         You would pay the following expenses on a $1,000 investment, assuming a 5% return on assets, if you selected an annuity benefit payment option as provided in the contract or did not surrender the contract at the end of the applicable time period:

Trust Portfolio                  1 Year     3 Years     5 Years     10 Years
---------------                  ------     -------     -------     --------
Pacific Rim Emerging Markets       $25       $78         $134         $285
Emerging Small Company              26        80          137          292
International Stock                 27        84          144          304
Quantitative Equity                 23        70          120          257
Real Estate Securities              24        73          125          268
Balanced                            23        70          120          258
Investment Quality Bond             22        69          119          255
Money Market                        21        63          109          235

         For purposes of presenting the foregoing Example, we have made certain assumptions. We have assumed that, where applicable, the maximum deferred sales load is deducted, that there are no transfers or other transactions and that the "Other Expenses" line item under "Trust Annual Expenses" will remain the same (including any voluntary expense reimbursement continuing in effect). Those assumptions, (each of which is mandated by the SEC in an attempt to provide prospective investors with standardized data with which to compare various annuity contracts) do not take into account certain features of the contracts and prospective changes in the size of the portfolios which may operate to change the expenses borne by contract owners. CONSEQUENTLY, THE AMOUNTS LISTED IN THE EXAMPLE ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES BORNE BY CONTRACT OWNERS MAY BE GREATER OR LESSER THAN THOSE SHOWN.

         In addition, for purposes of calculating the values in the above Example, we have translated the $30 annual administration charge under the Variable Annuity Contracts to a 0.0335% annual asset charge. This percentage was determined by dividing the total administration charges by the average total net assets attributable to the Contracts.

SCHEDULES OF ACCUMULATION UNIT VALUES RELATING TO THE CONTRACTS ARE INCLUDED IN APPENDIX A HERETO.

LOCATION OF FINANCIAL STATEMENTS

         Our financial statements and those of the Separate Account may be found in the Statement of Additional Information.

GENERAL INFORMATION ABOUT MANULIFE USA, THE SEPARATE ACCOUNT AND THE TRUST (Replaces information in the Prospectus under the caption "General Information about Manufacturers Life of America, Separate Account Two and NASL Series Trust")

MANULIFE USA

         Manulife USA is a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and re-domesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York and have our home office located at 38500 Woodward Avenue, Bloomfield Hills, Michigan 48304. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company ("Manufacturers Life") and its subsidiaries, collectively known as Manulife Financial. Manufacturers Life is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.

RATINGS

         Manufacturers Life and Manulife USA have received the following ratings from independent rating agencies:

         Standard and Poor's Insurance Ratings Service:     AA+ (for financial strength)
         A.M. Best Company:                                 A++ (for financial strength)
         Fitch:                                             AAA (for insurer financial strength)
         Moody's Investors Service, Inc.:                   Aa2 (for financial strength)

         These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure Manufacturers U.S.A's ability to honor the death benefit, fixed account guarantees and life annuitization guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any Portfolio (as defined below).

THE SEPARATE ACCOUNT

         The Manufacturers Life Insurance Company (U.S.A.) Separate Account M, formerly The Manufacturers Life Insurance Company of America Separate Account Two, was established by ManAmerica on May 25, 1983 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, as a result of the transfer of substantially all of the assets and liabilities of ManAmerica to Manulife USA, as described above, Manulife USA became the owner of all of the assets of the Separate Account and assumed all of ManAmerica's obligations under the Contracts. The ultimate parent of both ManAmerica and Manulife USA is MFC. The Separate Account holds assets that are segregated from all of Manulife USA's other assets. The Separate Account is currently used only to support variable annuity contracts.

         Manulife USA is the legal owner of the assets in the Separate Account. The income, gains and losses of the Separate Account, whether or not realized, are, in accordance with the applicable Contracts, credited to or charged against that Separate Account without regard to the other income, gains or losses of Manulife USA. Manulife USA will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all contracts participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manulife USA conducts. However, all obligations under the Contracts are general corporate obligations of Manulife USA.

         The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act"), as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes, the Separate Account is treated as a part or division of Manulife USA.

THE TRUST

         Purchase payments under the Contracts are allocated to one or more of the sub-accounts of the Separate Account. The assets of each sub-account of the Separate Account are invested in Class A shares of a corresponding Portfolio of the Trust. The Trust is registered under the 1940 Act as an open-end management investment company.

         The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Trust also employs subadvisers which manage all of the Portfolios. One of the subadvisers is Manufacturers Adviser Corporation ("MAC"). The ultimate parent of MSS and MAC is MFC. The following subadvisers provide investment subadvisory services to the indicated Portfolios:

         SUBADVISER                                  PORTFOLIO(S)
         ----------                                  ------------

         Cohen & Steers Capital Management, Inc.:    Real Estate Securities Trust

         Franklin Advisers, Inc.:                    Emerging Small Company Trust

         Manufacturers Adviser Corporation:          Pacific Rim Emerging Markets Trust
                                                     Quantitative Equity Trust
                                                     Money Market Trust
                                                     Balanced Trust

         T. Rowe Price International, Inc.:          International Stock Trust

         Wellington Management Company, LLP:         Investment Quality Bond Trust

         Under the Variable Annuity Contracts, purchase payments may also be allocated to, and contract values transferred to, a guaranteed interest account.

ELIGIBLE PORTFOLIOS OF THE TRUST

         The Portfolios of the Trust which are available under the Variable Annuity Contracts are: the Pacific Rim Emerging Markets Trust, Emerging Small Company Trust, International Stock Trust, Quantitative Equity Trust, Real Estate Securities Trust, Balanced Trust, Investment Quality Bond Trust and Money Market Trust. The investment objectives and certain policies of these Portfolios are set forth below.

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index* ("small cap stocks") at the time of purchase.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

*"Russell 2000(R)" is a trademark of Frank Russell Company.

         A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this Prospectus.

PERFORMANCE DATA
(Replaces information in the Prospectus under the caption "Advertising Performance of Variable Accounts")

         Each of the sub-accounts may quote total return figures in its advertising and sales materials. PAST PERFORMANCE FIGURES ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE OF ANY SUB-ACCOUNT. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures. Standardized figures will include average annual total return figures for one, five and ten years, or from the inception date of the relevant sub-account of the Separate Account (if that period since inception is shorter than one of those periods). Non-standardized total return figures also may be quoted, including figures that do not assume redemption at the end of the time period. Non-standardized figures may also include total return numbers from the inception date of the portfolio or ten years, whichever period is shorter. Where the period since inception is less than one year, the total return quoted will be the aggregate return for the period.

         Average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of that purchase payment on the last day of the period for which the return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which the return is calculated. For purposes of the calculations it is assumed that an initial purchase payment of $1,000 is made on the first day of the period for which the return is calculated. For total return figures quoted for periods prior to the commencement of the offering of the contract, standardized performance data will be the historical performance of the Trust Portfolio from the date the applicable sub-account of the Separate Account first became available for investment under other contracts that we offer, adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Trust Portfolio from the inception date of the Portfolio (or in the case of the Trust portfolios created in connection with the merger of Manulife Series Fund, Inc. into the Trust, the inception date of the applicable predecessor Manulife Series Fund, Inc. portfolio), adjusted to reflect current contract charges.

OTHER INFORMATION
(Replaces information in the Prospectus under the captions "Sale of the Policies" and "Legal Proceedings" or similar captions)

DISTRIBUTION OF THE CONTRACTS

         Manulife Financial Securities LLC ("Manulife Securities"), a Delaware limited liability company that we control, is the principal underwriter of the Contracts. Manulife Securities, located at 73 Tremont Street, Boston, Massachusetts 02108, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

LEGAL PROCEEDINGS

         There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. Neither we nor Manulife Securities is involved in any litigation that is of material importance to either or that relates to the Separate Account.

                                   APPENDIX A

            SCHEDULES OF ACCUMULATION UNITS RELATING TO THE CONTRACTS


                         CONDENSED FINANCIAL INFORMATION

                    Schedule of Accumulation Unit Values and
                         Accumulation Units Outstanding

         The following table sets forth accumulation unit values. These are accounting data which do not reflect the impact of the following charges (which are not deducted as part of the calculation of accumulation unit values): withdrawal charges, record-keeping charges, the portion of the mortality and expense risk charges deducted monthly, deductions for premium taxes (if any), Dollar Cost Averaging, or Special Policy Access transactions. ACCORDINGLY, THE CHANGE IN ACCUMULATION UNIT VALUES OVER TIME SHOULD NOT BE VIEWED AS AN ACCURATE MEASURE OF THE INVESTMENT PERFORMANCE OF THE SEPARATE ACCOUNT.

            FOR THE PERIOD JANUARY 1, 1991 THROUGH SEPTEMBER 30, 2001

SUB-ACCOUNTS

EMERGING SMALL COMPANY TRUST
(Formerly Emerging Growth Fund)

                         1991         1992         1993         1994         1995         1996         1997         1998
                      ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
January 1 value       $    14.93   $    25.33   $    30.55   $    37.47   $    35.58   $    45.01   $    46.79   $    54.27
December 31 value     $    25.33   $    30.55   $    37.47   $    35.58   $    45.01   $    46.79   $    54.27   $    53.77
December 31 units         76,705      288,277      874,970    1,454,901    1,670,956    1,681,075    1,423,816    1,153,371

                         1999         2000       9/30/2001
                      ----------   ----------   ----------
January 1 value       $    53.77   $    92.38   $    87.53
December 31 value     $    92.38   $    87.53   $    53.99
December 31 units        831,344      673,324      594,645


BALANCED TRUST
(Formerly Balanced Assets Fund)

                         1991         1992         1993         1994         1995         1996         1997         1998
                      ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
January 1 value       $    13.13   $    16.04   $    16.87   $    18.70   $    17.75   $    21.91   $    23.98   $    27.96
December 31 value     $    16.04   $    16.87   $    18.70   $    17.75   $    21.91   $    23.98   $    27.96   $    31.63
December 31 units        201,901      515,812    1,293,922    2,001,928    2,189,632    2,312,513    2,198,485    1,874,571

                         1999         2000       9/30/2001
                      ----------   ----------   ----------
January 1 value       $    31.63   $    30.80   $    27.65
December 31 value     $    30.80   $    27.65   $    23.03
December 31 units      1,385,566    1,015,399      863,002


MONEY MARKET TRUST
(Formerly Money-Market Fund)

                         1991         1992         1993         1994         1995         1996         1997         1998
                      ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
January 1 value       $    12.28   $    12.84   $    13.15   $    13.37   $    13.75   $    14.38   $    14.95   $    15.57
December 31 value     $    12.84   $    13.15   $    13.37   $    13.75   $    14.38   $    14.95   $    15.57   $    16.20
December 31 units        122,681      176,160      328,922      918,869    1,290,129    1,375,204    1,225,881    1,505,191

                         1999         2000       9/30/2001
                      ----------   ----------   ----------
January 1 value       $    16.20   $    16.77   $    17.58
December 31 value     $    16.77   $    17.58   $    17.99
December 31 units      1,203,367      971,884      973,695

QUANTITATIVE EQUITY TRUST
(Formerly Common Stock Fund)

                         1991         1992         1993         1994         1995         1996         1997         1998
                      ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
January 1 value       $    13.94   $    17.97   $    18.88   $    21.19   $    20.10   $    25.72   $    30.03   $    38.60
December 31 value     $    17.97   $    18.88   $    21.19   $    20.10   $    25.72   $    30.03   $    38.60   $    48.28
December 31 units         78,327      194,079      485,195      803,568      977,871    1,274,256    1,317,902    1,141,084

                         1999         2000       9/30/2001
                      ----------   ----------   ----------
January 1 value       $    48.28   $    58.46   $    61.53
December 31 value     $    58.46   $    61.53   $    42.24
December 31 units        929,189      770,469      658,858


REAL ESTATE SECURITIES TRUST
(Formerly Real Estate Securities Fund)

                         1991         1992         1993         1994         1995         1996         1997         1998
                      ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
January 1 value       $    11.30   $    15.78   $    18.96   $    23.01   $    22.16   $    25.26   $    33.68   $    39.48
December 31 value     $    15.78   $    18.96   $    23.01   $    22.16   $    25.26   $    33.68   $    39.48   $    32.66
December 31 units         24,956      134,707      711,630    1,205,880    1,149,409    1,190,829    1,251,505      912,392

                         1999         2000       9/30/2001
                      ----------   ----------   ----------
January 1 value       $    32.66   $    29.75   $    37.02
December 31 value     $    29.75   $    37.02   $    36.73
December 31 units        681,285      529,206      474,225


INTERNATIONAL STOCK TRUST
(Formerly International Fund)

                                                                1994         1995         1996         1997         1998
                                                             ----------   ----------   ----------   ----------   ----------
October 4 (Commencement)                                     $    10.00
January 1 value                                                           $     9.72   $    10.71   $    11.71   $    11.76
December 31 value                                            $     9.72   $    10.71   $    11.71   $    11.76   $    13.38
December 31 units                                                89,180      354,776      652,940      749,834      637,687

                         1999         2000       9/30/2001
                      ----------   ----------   ----------
January 1 value       $    13.38   $    17.18   $    14.19
December 31 value     $    17.18   $    14.19   $    10.14
December 31 units        511,744      426,395      382,872


PACIFIC RIM EMERGING MARKETS TRUST
(Formerly Pacific Rim Emerging Markets Fund)

                                                                1994         1995         1996         1997         1998
                                                             ----------   ----------   ----------   ----------   ----------
October 4 (Commencement)                                     $    10.00
January 1 value                                                           $     9.41   $    10.38   $    11.29   $     7.36
December 31 value                                            $     9.41   $    10.38   $    11.29   $     7.36   $     6.95
December 31 units                                                67,272      261,208      502,325      497,230      443,984

                         1999         2000       9/30/2001
                      ----------   ----------   ----------
January 1 value       $     6.95   $    11.21   $     8.40
December 31 value     $    11.21   $     8.40   $     5.99
December 31 units        434,894      337,700      306,370

INVESTMENT QUALITY BOND TRUST
(Formerly Investment Quality Bond Fund)

                                      1999         2000       9/30/2001
                                   ----------   ----------   ----------
May 1  (Commencement)              $    12.50
January 1 value                                 $    12.24   $    13.26
December 31 value                  $    12.24   $    13.26   $    14.13
December 31 units                     943,045      728,405      677,182

                   PROSPECTUS FOR

                   MULTI-ACCOUNT FLEXIBLE
                   PAYMENT VARIABLE ANNUITY

                   ISSUED BY

                   THE MANUFACTURERS LIFE INSURANCE
                   COMPANY OF AMERICA

                   PROSPECTUS

                   THE MANUFACTURERS LIFE INSURANCE
                   COMPANY OF AMERICA
                   SEPARATE ACCOUNT TWO

                   MULTI-ACCOUNT FLEXIBLE PAYMENT
                   VARIABLE ANNUITY POLICIES

     This prospectus describes Multi-Account Flexible Payment Variable Annuity Policies ("Policies" or "Policy") issued by The Manufacturers Life Insurance Company of America ("Manufacturers Life of America"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life" or the "Company"). The Policies are designed for use in connection with retirement plans that may or may not be entitled to special income tax treatment. The Policies will be offered on both an individual basis and in connection with group or sponsored arrangements.

     The Policies provide for the accumulation of values on a fixed or variable basis. Annuity payments are available on a fixed basis only. Values accumulated on a variable basis will be held in one or more of the sub-accounts of The Manufacturers Life of America's Separate Account Two ("Account"). The assets of each sub-account will be used to purchase shares of a particular investment portfolio ( a "Portfolio") of NASL Series Trust. The accompanying prospectus for NASL Series Trust and the corresponding statement of additional information describes the investment objectives of the Portfolios in which net premiums may be invested. The Portfolios available for allocation of net premiums are: the Emerging Growth Trust, the Balanced Trust, the Capital Growth Bond Trust, the Money Market Trust, the Quantitative Equity Trust (formerly, the Common Stock
Fund), the Real Estate Securities Trust, the International Stock Trust, and the Pacific Rim Emerging Markets Trust. Other subaccounts and Portfolios may be added in the future.



     This prospectus sets forth concisely the information concerning Separate Account Two that a prospective purchaser ought to know before making a purchase. Please read this prospectus carefully and keep it for future reference. It is valid only when accompanied by a current prospectus for NASL Series Trust. Additional information concerning Separate Account Two has been filed with the Securities and Exchange Commission and is available upon request and without charge by writing to the Service Office address or calling the number listed below and requesting the "Statement of Additional Information of Separate Account Two of The Manufacturers Life Insurance Company of America." In addition, the Commission maintains a Web Site (http://www.sec.gov) that contains the statement of additional information, material incorporated by reference, and other information regarding registrants that file electronically with the Commission. The table of contents of the Statement of Additional Information is included in the prospectus following the listing of the prospectus contents.



     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Manufacturers Life Insurance
Company of America
500 N. Woodward Ave.
Bloomfield Hills, Michigan 48304

Service Office:
200 Bloor Street East
Toronto, Ontario, Canada M4W 1E5
Telephone: 1 (800) 827-4546 1 (800) VARILIN(E)


THE DATE OF THIS PROSPECTUS IS MAY 1, 1997.

THE DATE OF THE STATEMENT OF ADDITIONAL INFORMATION IS MAY 1, 1997.

PROSPECTUS CONTENTS

                                                 PAGE
                                              -------
Definitions...................................       1
Summary Of Policies...........................       1
Policyowner Inquiries.........................       3
Expense Table.................................       4
Condensed Financial Information...............       7
General Information About Manufacturers Life
  of America, Separate Account Two and NASL
  Series Trust................................       9
Who Are Manufacturers Life of America And
  Manufacturers Life?.........................       9
What Is Manufacturers Life of America's
  Separate Account Two?.......................       9
What Is NASL Series Trust?....................       9
What Are The Investment Objectives And Certain
  Policies Of The Portfolios?.................      10
Description Of The Policies...................      12
What Are The Policy Charges?..................      12
How Is A Policy Purchased?....................      14
What Restrictions Apply To Purchase
  Payments?...................................      14
What Is The Variable Policy Value And How Is
  It Determined?..............................      15
What Are The Provisions On Transfers?.........      16
What Surrender Or Withdrawal Rights Are
  Available?..................................      17
What Are The Death Benefit Provisions?........      18
When Do Annuity Payments Commence?............      18
Under What Circumstances May Portfolio Shares
  Be Substituted?.............................      19
What Are The Other General Policy
  Provisions?.................................      19
Federal Tax Matters...........................      20
How Is Manufacturers Life of America Taxed?...      20
What Is The Tax Treatment Of The Policies?....      20
What Qualified Plans May Utilize The
  Policies?...................................      22
Other Matters.................................      23

                                                 PAGE
                                              -------
What Voting Rights Do Policyowners Have?......      23
Where Can Financial Information Be Found?.....      24
Performance And Other Comparative
  Information.................................      24
Appendix A....................................      27
What Is The Guaranteed Interest Account?......      27
What Are The Annuity Options?.................      27
STATEMENT OF ADDITIONAL INFORMATION CONTENTS
Who Sells The Policies?.......................       2
What Responsibilities Has Manufacturers Life
  Assumed?....................................       2
Who Are The Directors And Officers Of
  Manufacturers Life of America?..............       3
What State Regulations Apply?.................       4
Is There Any Litigation Pending?..............       5
Where Can Further Information Be Found?.......       5
Legal Matters.................................       5
Experts.......................................       5
Financial Statements..........................       6

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN
ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT
LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THIS OFFERING
OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

DEFINITIONS

"ACCUMULATION PERIOD" is the period from the date we receive the first purchase payment to the Annuity Date.

"ANNUITY DATE" means the date on which the first annuity payment is due.

"GENERAL ACCOUNT" is all assets of Manufacturers Life of America except those allocated to Separate Account Two or other separate accounts of Manufacturers Life of America.

"GUARANTEED INTEREST ACCOUNT" is the account in which allocated purchase payments earn interest at a guaranteed rate set each Policy Anniversary.

"GUARANTEED INTEREST RATE" is the rate of interest accrued on a compounded annual basis and credited monthly on amounts allocated to the Guaranteed Interest Account and will be no less than 4% per year.

"QUALIFIED POLICY" means a Policy used in connection with a retirement plan which receives favorable federal income tax treatment under sections 401, 408 or 457 of the Internal Revenue Code of 1986, as amended ("Code"). (See page 19 for a brief discussion of the qualified plans which may use the Policies.)

"POLICY YEARS" and "POLICY ANNIVERSARIES" are determined from the date the application was signed. The first Policy Anniversary will be the first date of the same month one year later.

"PURCHASE PAYMENT" is an amount paid under the Policy.

"SERVICE OFFICE" is the office designated by Manufacturers Life of America to service the Policy.

"TOTAL POLICY VALUE" means the value during the Accumulation Period of amounts accumulated under the Policy. The Total Policy Value is the sum of the Variable Policy Value and the Guaranteed Interest Account.

"UNIT" is an index used to measure the value of a Policy's interest in a Variable Account.

"VALUATION PERIOD" is the period between two successive valuation dates measured from the times on such dates as of which the valuations are made. A valuation date is each day that the net asset value of the underlying shares of NASL Series Trust is determined.

"VARIABLE ACCOUNT" is a sub-account of Separate Account Two of Manufacturers Life of America.

"VARIABLE POLICY VALUE" is the sum of the value of a Policy's interest in each of the Variable Accounts.

SUMMARY OF POLICIES

     ELIGIBLE PURCHASERS. The Multi-Account Flexible Payment Variable Annuity Policies described in this prospectus are designed to provide a flexible investment program for the accumulation of amounts for retirement purposes under plans which receive favorable federal income tax treatment pursuant to sections 401, 408 or 457 of the Internal Revenue Code of 1986, as amended ("Qualified Policies"), or under plans and trusts not entitled to any special tax treatment ("Nonqualified Policies"). The Policies will be offered on both an individual basis and in connection with group or sponsored arrangements. (See "How Is A Policy Purchased?")

     FUNDING ARRANGEMENTS. The Policies are designed to provide flexibility as to the timing and amount of purchase payments and the available funding media. Purchase payments may be allocated among two types of accounts -- Variable Accounts and a Guaranteed Interest Account. The Variable Accounts are sub-accounts of Separate Account Two, each sub-account investing in a corresponding portfolio of NASL Series Trust. The

Guaranteed Interest Account is an account in which allocated purchase payments earn interest at a guaranteed rate set each Policy Anniversary. The fixed portion of the Policies, including provisions relating to the Guaranteed Interest Account and the annuity options, is described only in Appendix A to this prospectus unless specific reference to the fixed portion is otherwise made.

     PURCHASE PAYMENTS. The minimum initial purchase payment is $1,000. This may be allocated to any of the Variable Accounts or to the Guaranteed Interest Account in increments of not less than $50. Subsequent purchase payments may be as little as $50. The minimum amount that may be allocated to any one Variable Account or to the Guaranteed Interest Account from purchase payments is $50. A Policyowner should specify how each purchase payment is to be allocated. If no allocation is specified, a purchase payment will be allocated entirely to the Guaranteed Interest Account. (See "What Restrictions Apply To Purchase Payments?")


     CHARGES AND DEDUCTIONS. There is no deduction from purchase payments for sales expenses. However, full surrender of a Policy or a cash withdrawal thereunder may be subject to a withdrawal charge (contingent deferred sales charge), which is a percentage of the amount of the requested withdrawal subject to the withdrawal charge. The applicable percentage will depend upon when the purchase payment to which such amount is deemed attributable was made. The maximum withdrawal charge is 8% of the amount withdrawn, decreasing by 1% each year after the first. However, in no event may the charge exceed 8% of the total purchase payments made. In addition, an administration fee equal to 2% of the Total Policy Value up to a maximum of $30 will be deducted annually if the Total Policy Value on the last day of any Policy Year is less than $25,000. This fee will also be deducted on a pro rata basis in the event the Policy is surrendered on other than the last day of a Policy Year if the Total Policy Value is less than $25,000. The administration fee will be taken before any withdrawal charge is applied. A deduction for mortality and expense risks is made from the Variable Policy Value at an annual rate of 1.00%. This charge is deducted daily from amounts invested in the Variable Accounts. A deduction may also be made for any applicable premium taxes attributable to the Policies (currently such taxes range from 0% to 3.50%). In addition, those Policyowners who wish to participate in the Dollar Cost Averaging program will be charged $5 per transfer or series of transfers occurring on the same transfer date if Total Policy Value is $15,000 or less. (See "What Are The Policy Charges?")


     ANNUITY PAYMENTS. Annuity payments will begin on the Annuity Date and will be on a fixed basis only. The Policyowner may change the Annuity Date to any date so long as payments will commence by the end of the year in which the annuitant reaches age 85. Under some Qualified Policies, annuity payments must commence no later than April 1 following the year the annuitant attains the age of 70 1/2. If application of the Total Policy Value would result in annuity payments of less than $20 monthly, $60 quarterly, $100 semi-annually or $200 annually, the Total Policy Value will be paid to the Policyowner in a single sum. (See "When Do Annuity Payments Commence?")

     SURRENDERS AND WITHDRAWALS. At any time prior to the Annuity Date, a Policyowner may fully surrender the Policy for, or make a cash withdrawal in an amount not exceeding, its Total Policy Value, reduced by any applicable withdrawal charge and administration fee. A full surrender or cash withdrawal may be subject to a tax penalty. (See "What Is The Tax Treatment Of The Policies?") The minimum cash withdrawal that may be requested at any one time is $300. Some Qualified Policies must contain restrictions on withdrawal rights. (See "What Surrender Or Withdrawal Rights Are Available?")


     TRANSFERS. Transfers may be made at any time among the Guaranteed Interest Account and Variable Accounts. Transfers to any Variable Account must be at least $500 or, if less, the balance of the account. Transfers to the Guaranteed Interest Account, transfers pursuant to the Asset Allocation Balancer Program, and transfers designed to change percentage allocations of assets may be made in any amount. (See "What Are The Provisions On Transfers?")


     FREE LOOK RIGHT. Within ten days after receiving a Policy, the Policyowner may return it for cancellation by mailing it to the Service Office. Within seven days after receipt, except where state insurance law requires return of the Policy Value, Manufacturers Life of America will refund in full any purchase payments made.

                                    *  *  *

     The above summary is qualified in its entirety by the detailed information appearing elsewhere in this prospectus and the accompanying prospectus of NASL Series Trust to which reference should be made.


POLICYOWNER INQUIRIES

     All communications or inquiries relating to a Policy should be addressed to the Manufacturers Life of America Service Office at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5. All notices and elections under a Policy must be received at that Service Office to be effective.

                                 EXPENSE TABLE

                                                                          NUMBER OF
                                                                       COMPLETE POLICY
                                                                        YEARS ELAPSED
                                                                            SINCE
                                                                       PURCHASE PAYMENT     WITHDRAWAL
                                                                             MADE             CHARGE
                                                                       ----------------     -----------
POLICYOWNER TRANSACTION EXPENSES
Withdrawal Charge (contingent deferred sales charge)                         0                  8.00%
(as a percentage of the lesser of amount surrendered or                      1                  7.00%
purchase payments)(1):                                                       2                  6.00%
                                                                             3                  5.00%
                                                                             4                  4.00%
                                                                             5                  3.00%
                                                                             6                  2.00%
                                                                             7                  1.00%
                                                                        Thereafter              none
Dollar Cost Averaging Charge(2)                                                                  $ 5
(if selected and applicable)
ANNUAL CONTRACT FEE                                                                              $30(3)


(1) The withdrawal charge decreases 1% each Policy Year elapsed since the purchase to which the withdrawal is deemed attributable was made. A withdrawal other than one made pursuant to the free withdrawal provision is deemed to be a liquidation of a purchase payment. The free withdrawal provision allows the Policyowner to withdraw in any Policy Year after the first up to 10% of the Total Policy Value as of the most recent Policy Anniversary free of the withdrawal charge.

(2) Transfers pursuant to the optional Dollar Cost Averaging program are free if Policy Value exceeds $15,000 at the time of the transfer, but otherwise incur a $5 charge.

(3) An administration fee equal to 2% of the Total Policy Value up to a maximum of $30 is deducted during the accumulation period on the last day of a Policy Year if the Total Policy Value on that date is less than $25,000. The fee is also deducted on a pro rata basis upon full surrender of a Policy on a date other than the last day of a Policy Year.

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)
Mortality and Expense Risks Charge                                       1.00%
                                                                         -----
                                                                                                1.00%


NASL SERIES TRUST EXPENSES AFTER APPLICABLE FEE WAIVERS AND EXPENSE
REIMBURSEMENTS

                                                               INVESTMENT                      TOTAL
                                                               MANAGEMENT       OTHER       TRUST ANNUAL
                         PORTFOLIO                                FEES        EXPENSES*       EXPENSES
- -----------------------------------------------------------    ----------     ---------     ------------
Pacific Rim Emerging Markets Trust.........................        .85%          .30%           1.15%
Emerging Growth Trust......................................       1.05%          .10%           1.15%
International Stock Trust..................................       1.05%          .20%           1.25%
Quantitative Equity Trust (formerly Common Stock Fund).....        .70%          .06%            .50%**
Real Estate Securities Trust...............................        .70%          .10%            .50%**
Balanced Trust.............................................        .80%          .15%            .95%
Capital Growth Bond Trust..................................        .65%          .10%            .50%**
Money Market Trust.........................................        .50%          .05%            .55%


* Other Expenses include custody fees, registration fees, legal fees, audit fees, trustees' fees, insurance fees and other miscellaneous expenses. The amounts set forth in the table above are expense estimates for the current fiscal year based upon historical NASL new portfolio cash inflows. NASL Financial has agreed pursuant to its advisory agreement with NASL Series Trust to reduce its advisory fee or reimburse NASL Series Trust to the extent that such other expenses (excluding taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business) exceed .75% in the case of the NASL International Stock Trust and NASL Pacific Rim Emerging Markets Trust and, in the case of each of the other NASL Trusts listed above, .50% of the average annual net assets of such NASL Portfolio. Such expense limitations with respect to the NASL Trusts will continue in effect from year to year unless otherwise terminated at any year end by NASL Financial on 30 days' notice to NASL Series Trust.


** NASL Financial Services, Inc. has voluntarily agreed to waive fees payable to it and/or to reimburse expenses for a period of one year beginning January 1, 1997 to the extent necessary to prevent the total of advisory fees and expenses for the Quantitative Equity Trust (formerly, the Common Stock Fund), Real Estate Securities Trust and Capital Growth Bond Trust for such period from exceeding .50% of average net assets.

                                                                       1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                       ------   -------   -------   --------
Example 4
If you surrender your Policy at the end of the applicable time period:
  You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:
  NASL SERIES TRUST
     PACIFIC RIM EMERGING MARKETS TRUST..............................   $ 96     $ 127     $ 159      $252
     EMERGING GROWTH TRUST...........................................   $ 96     $ 127     $ 159      $252
     INTERNATIONAL STOCK TRUST.......................................   $ 97     $ 130     $ 163      $262
     QUANTITATIVE EQUITY TRUST (FORMERLY THE COMMON STOCK FUND)......   $ 93     $ 116     $ 139      $211
     REAL ESTATE SECURITIES TRUST....................................   $ 93     $ 117     $ 141      $215
     BALANCED TRUST..................................................   $ 94     $ 121     $ 149      $231
     CAPITAL GROWTH BOND TRUST.......................................   $ 92     $ 116     $ 139      $210
     MONEY MARKET TRUST..............................................   $ 91     $ 110     $ 129      $188
If you do NOT surrender your Policy or if you annuitize at the end of the applicable time period:
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:
NASL SERIES TRUST
     PACIFIC RIM EMERGING MARKETS TRUST..............................   $ 22     $  68     $ 117      $252
     EMERGING GROWTH TRUST...........................................   $ 22     $  68     $ 117      $252
     INTERNATIONAL STOCK TRUST.......................................   $ 23     $  71     $ 122      $262
     QUANTITATIVE EQUITY TRUST (FORMERLY THE COMMON STOCK FUND)......   $ 18     $  56     $  97      $211
     REAL ESTATE SECURITIES TRUST....................................   $ 19     $  58     $  99      $215
     BALANCED TRUST..................................................   $ 20     $  62     $ 107      $231
     CAPITAL GROWTH BOND TRUST.......................................   $ 18     $  56     $  97      $210
     MONEY MARKET TRUST..............................................   $ 16     $  50     $  86      $188

    (4) In the example above, the $30 annual administration charge has been reflected in the calculation of annual expenses by converting it to a percentage charge, adding the percentage charge to the total Separate Account Annual Expenses (1.00%) and Total Trust Annual Expenses shown above and multiplying the resulting percentage figure by the average annual assets of the hypothetical account. The charge has been converted to a percentage by dividing the total administration charges collected during 1996 by the average total net assets attributable to the Policies during 1996, which values include amounts allocated to both Separate Account Two and the Guaranteed Interest Account.

     The purpose of the above table is to assist a Policyowner in understanding the various costs and expenses that he or she will bear directly or indirectly, irrespective of the Variable Account to which purchase payments have been allocated. The table reflects expenses of Separate Account Two and NASL Series Trust, but it does not reflect any deduction made to cover any premium taxes attributable to a Policy. Such taxes may be as much as 3.50% depending on the law of the applicable state or local jurisdiction. The example included in the above table should not be considered a representation of past or future expenses, and actual expenses may be greater or less than those shown.

     Information concerning charges assessed under the Policies is set forth under the caption "What Are The Policy Charges?" below. Information concerning the management fees paid by NASL Series Trust is provided under the caption "Management of the Trust" in the NASL Series Trust prospectus.

CONDENSED FINANCIAL INFORMATION

                    SCHEDULE OF ACCUMULATION UNIT VALUES AND
                         ACCUMULATION UNITS OUTSTANDING


     The accumulation unit values set forth in the following table are accounting data that do not reflect the impact of the following charges (which are not deducted as part of the calculation of accumulation unit values): withdrawal charges, administration fees, premium tax deductions (if any), transfer charges (if applicable) and Dollar Cost Averaging charges. Accordingly, the change in accumulation unit values over time should not be viewed as an accurate measure of the investment performance of Separate Account Two.

           FOR THE PERIOD NOVEMBER 3, 1987 THROUGH DECEMBER 31, 1996
                                  SUB-ACCOUNTS

                                                                   EMERGING GROWTH TRUST
                                                           (FORMERLY EMERGING GROWTH EQUITY FUND)
                           ------------------------------------------------------------------------------------------------------
                            1987     1988      1989      1990      1991      1992       1993       1994       1995        1996
                           ------   -------   -------   -------   -------   -------   --------   --------   ---------   ---------
November 3 (Commencement)  $10.00
January 1 value                      $10.87    $12.58    $17.72    $14.93    $25.33     $30.55     $37.47      $35.58      $45.01
December 31 value          $10.87    $12.58    $17.72    $14.93    $25.33    $30.55     $37.47     $35.58      $45.01      $46.79
December 31 units             329    11,285    22,539    41,687    76,705   288,277    874,970   1,454,901  1,670,956   1,681,075

                                                                       BALANCED TRUST
                                                              (FORMERLY BALANCED ASSETS FUND)
                           ------------------------------------------------------------------------------------------------------
                            1987     1988      1989      1990      1991      1992       1993       1994       1995        1996
                           ------   -------   -------   -------   -------   -------   --------   --------   ---------   ---------
November 3 (Commencement)  $10.00
January 1 value                      $10.20    $10.87    $13.06    $13.13    $16.04     $16.87     $18.70      $17.75      $21.91
December 31 value          $10.20    $10.87    $13.06    $13.13    $16.04    $16.87     $18.70     $17.75      $21.91      $23.98
December 31 units           1,645    21,509    47,074   118,664   201,901   515,812   1,293,922  2,001,928  2,189,632   2,312,513

                                                                  CAPITAL GROWTH BOND TRUST
                                                             (FORMERLY CAPITAL GROWTH BOND FUND)
                            -----------------------------------------------------------------------------------------------------
                             1987     1988      1989      1990      1991       1992       1993       1994       1995       1996
                            ------   -------   -------   -------   -------   --------   --------   --------   --------   --------
November 3 (Commencement)   $10.00
January 1 value                       $10.15    $10.77    $12.14    $12.81     $14.76     $15.47     $16.94     $16.02     $19.07
December 31 value           $10.15    $10.77    $12.14    $12.81    $14.76     $15.47     $16.94     $16.02     $19.07     $19.35
December 31 units            1,039    17,737    36,191    51,268    69,024    168,747    499,877    672,365    789,655    851,595

                                                                     MONEY MARKET TRUST
                                                                (FORMERLY MONEY-MARKET FUND)
                           ------------------------------------------------------------------------------------------------------
                            1987     1988      1989      1990      1991      1992       1993       1994       1995        1996
                           ------   -------   -------   -------   -------   -------   --------   --------   ---------   ---------
November 3 (Commencement)  $10.00
January 1 value                      $10.07    $10.68    $11.51    $12.28    $12.84     $13.15     $13.37      $13.75      $14.38
December 31 value          $10.07    $10.68    $11.51    $12.28    $12.84    $13.15     $13.37     $13.75      $14.38      $14.95
December 31 units           7,161    23,091    32,907   160,484   122,681   176,160    328,922    918,869   1,290,129   1,375,204

                                                                 QUANTITATIVE EQUITY TRUST
                                                                (FORMERLY COMMON STOCK FUND)
                           ------------------------------------------------------------------------------------------------------
                            1987     1988      1989      1990      1991      1992       1993       1994       1995        1996
                           ------   -------   -------   -------   -------   -------   --------   --------   ---------   ---------
November 3
  (commencement)           $10.00
January 1 value                      $10.43    $11.35    $14.68    $13.94    $17.97     $18.88     $21.19      $20.10      $25.72
December 31 value          $10.43    $11.35    $14.68    $13.94    $17.97    $18.88     $21.19     $20.10      $25.72      $30.03
December 31 units             709     7,257    20,202    43,044    78,327   194,079    485,195    803,568     977,871   1,274,256

                                                                REAL ESTATE SECURITIES TRUST
                                                           (FORMERLY REAL ESTATE SECURITIES FUND)
                           ------------------------------------------------------------------------------------------------------
                            1987     1988      1989      1990      1991      1992       1993       1994       1995        1996
                           ------   -------   -------   -------   -------   -------   --------   --------   ---------   ---------
November 3
  (commencement)           $10.00
January 1 value                       $9.99    $11.05    $11.95    $11.30    $15.78     $18.96     $23.01      $22.16      $25.26
December 31 value           $9.99    $11.05    $11.95    $11.30    $15.78    $18.96     $23.01     $22.16      $25.26      $38.68
December 31 units           1,642    12,733    17,676    17,834    24,956   134,707    711,630   1,205,880  1,149,409   1,190,829

                                              INTERNATIONAL STOCK TRUST
                                            (FORMERLY INTERNATIONAL FUND)
                                   -----------------------------------------------
                                    1994                  1995              1996
                                   ------                -------           -------
October 4 (commencement)           $10.00
January 1 value                                            $9.72            $10.71
December 31 value                   $9.72                 $10.71             11.71
December 31 units                  89,180                354,776           652,940

                                           PACIFIC RIM EMERGING MARKETS TRUST
                                      (FORMERLY PACIFIC RIM EMERGING MARKETS FUND)
                                     -----------------------------------------------
                                      1994                  1995              1996
                                     ------                -------           -------
October 4 (commencement)             $10.00
January 1 value                                              $9.41            $10.38
December 31 value                     $9.41                 $10.38             11.29
December 31 units                    67,272                261,208           502,325

GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA,
SEPARATE ACCOUNT TWO AND NASL SERIES TRUST

WHO ARE MANUFACTURERS LIFE OF AMERICA AND MANUFACTURERS LIFE?


Manufacturers Life of America, a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("Manufacturers USA"), is a stock life insurance company organized under the laws of Pennsylvania on April 11, 1977 and redomesticated under the laws of Michigan on December 9, 1992. It is a licensed life insurance company in the District of Columbia and all states of the United States except New York. Manufacturers USA, a life insurance company organized in 1955 under the laws of Maine and redomesticated under the laws of Michigan on December 30, 1992, is a wholly-owned subsidiary of Manulife Reinsurance Corporation (U.S.A.), a life insurance company organized in 1983 under the laws of Michigan which in turn is a wholly-owned subsidary of Manufacturers Life, a mutual life insurance company based in Toronto, Canada. Manufacturers Life and its subsidiaries, together, constitute one of the largest life insurance companies in North America and rank among the 60 largest life insurers in the world as measured by assets. Manufacturers Life and Manufacturers Life of America have received the following ratings from independent rating agencies:
Standard and Poor's Insurance Rating Service -- AA+ (for claims paying ability), A.M. Best Company -- A++ (for financial strength), Duff & Phelps Credit Rating Co. -- AAA (for claims paying ability), and Moody's Investors Service, Inc. -- Aa3 (for financial strength). However, neither Manufacturers Life of America nor Manufacturers Life guarantees the investment performance of the Separate Account.


WHAT IS MANUFACTURERS LIFE OF AMERICA'S SEPARATE ACCOUNT TWO?

Manufacturers Life of America established its Separate Account Two on May 25, 1983 as a separate account under Pennsylvania law. Since December 9, 1992 it has been operated under Michigan law. The Account holds assets that are segregated from all of Manufacturers Life of America's other assets. The Account is currently used only to support variable annuity contracts.

Manufacturers Life of America is the legal owner of the assets in the Account. The income, gains and losses of the Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains or losses of Manufacturers Life of America. Manufacturers Life of America will at all times maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all Policies participating in the Account. These assets may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts. However, all obligations under the Policies are general corporate obligations of Manufacturers Life of America.

The Account is registered with the Securities and Exchange Commission ("S.E.C.") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the S.E.C. of the management or investment policies or practices of the Account. For state law purposes the Account is treated as a part or division of Manufacturers Life of America.

WHAT IS NASL SERIES TRUST?

Each sub-account of the Account will purchase shares only of a particular portfolio of NASL Series Trust. NASL Series Trust is registered under the 1940 Act as an open-end management investment company. The Account will purchase and redeem shares of NASL Series Trust at net asset value. Shares will be redeemed to the extent necessary for Manufacturers Life of America to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by Policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account. NASL Series Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by Manufacturers Life of America or life insurance companies affiliated with the Company. Shares of NASL Series Trust will also be issued to Manufacturers Life of America's general account for certain limited investment purposes including initial Portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits, see the accompanying NASL Series Trust prospectus.

NASL Series Trust receives investment advisory services from NASL Financial Services, Inc. NASL Financial Services, Inc. is a registered investment adviser under the Investment Advisers Act of 1940. NASL Series Trust also employs subadvisers. The following subadvisers provide investment subadvisory services to the indicated portfolios:

                   PORTFOLIO                                        SUBADVISER
- -----------------------------------------------   -----------------------------------------------
Aggressive Growth Portfolios
     Pacific Rim Emerging Markets Trust           Manufacturers Adviser Corporation*
     Emerging Growth Trust                        Warburg, Pincus Counsellors, Inc.
     International Stock Trust                    Rowe Price-Fleming International, Inc.
Equity Portfolios
     Quantitative Equity Trust
     (formerly, the Common Stock Fund)            Manufacturers Adviser Corporation*
     Real Estate Securities Trust                 Manufacturers Adviser Corporation*
Balanced Portfolio
     Balanced Trust                               Founders Asset Management, Inc.
Bond Portfolio
     Capital Growth Bond Trust                    Manufacturers Adviser Corporation*
Money Market Portfolio
     Money Market Trust                           Manufacturers Adviser Corporation*

WHAT ARE THE INVESTMENT OBJECTIVES AND CERTAIN POLICIES OF THE PORTFOLIOS?

     The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding subaccounts are set forth below. There is, of course, no assurance that these objectives will be met.

     EMERGING GROWTH TRUST. The investment objective of the Emerging Growth Trust is maximum capital appreciation. Warburg, Pincus Counsellors, Inc. manages the Emerging Growth Trust and will pursue this objective by investing primarily in a portfolio of equity securities of domestic companies. The Emerging Growth Trust ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation.

     BALANCED TRUST. The investment objective of the Balanced Trust is current income and capital appreciation. Founders Asset Management, Inc. is the manager of the Balanced Trust and seeks to attain this objective by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

     CAPITAL GROWTH BOND TRUST. The investment objective of the Capital Growth Bond Trust is to achieve growth of capital by investing in medium-grade or better debt securities, with income as a secondary consideration.

- ---------------
* Manufacturers Adviser Corporation is an indirect wholly-owned subsidiary of Manufacturers Life.

Manufacturers Adviser Corporation manages the Capital Growth Bond Trust. The Capital Growth Bond Trust differs from most "bond" funds in that its primary objective is capital appreciation, not income.

     MONEY MARKET TRUST. The investment objective of the Money Market Trust is to obtain maximum current income consistent with preservation of principal and liquidity. Manufacturers Adviser Corporation manages the Money Market Trust and seeks to achieve this objective by investing in high quality, U.S. dollar denominated money market instruments.

     QUANTITATIVE EQUITY TRUST (FORMERLY, THE COMMON STOCK FUND). The investment objective of the Quantitative Equity Trust is to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above-average rate of return. Manufacturers Adviser Corporation manages the Quantitative Equity Trust.

     REAL ESTATE SECURITIES TRUST. The investment objective of the Real Estate Securities Trust is to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities. Manufacturers Adviser Corporation manages the Real Estate Securities Trust.

     INTERNATIONAL STOCK TRUST. The investment objective of the International Stock Trust is to achieve long-term growth of capital. Rowe Price-Fleming International, Inc. manages the International Stock Trust and seeks to obtain this objective by investing primarily in common stocks of established, non-U.S. companies.

     PACIFIC RIM EMERGING MARKETS TRUST. The investment objective of the Pacific Rim Emerging Markets Trust is to achieve long-term growth of capital. Manufacturers Adviser Corporation manages the Pacific Rim Emerging Markets Trust and seeks to achieve this investment objective by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries of the Pacific Rim region.

     A full description of the NASL Series Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying NASL Series Trust prospectus, which should be read together with this prospectus.

DESCRIPTION OF THE POLICIES

WHAT ARE THE POLICY CHARGES?

     The following charges will apply to the Policies in the circumstances indicated. The imposition of the charges depends on the average net value of amounts invested in the Variable Accounts (mortality and expense risks charge), how large the Total Policy Value is (administration fee), whether cash withdrawals in excess of prescribed amounts are made or the Policy is fully surrendered (withdrawal charge), and where the Policyowner resides (premium tax charge). No deduction is made from purchase payments, unless the Policyowner lives in a jurisdiction that requires premium taxes to be so deducted, and consequently, 100 % of the Policyowner's payment is usually credited in full to the Policy on the date made.

     ADMINISTRATION FEE. An administration fee equal to 2 % of the Total Policy Value up to a maximum of $30 will be deducted during the accumulation period from a Policy on the last day of a Policy Year if the Total Policy Value on that date is less than $25,000. The Total Policy Value is the sum of the Variable Policy Value and the Guaranteed Interest Account. The administration fee will also be deducted on a pro rata basis upon full surrender of a Policy on a date other than the last day of a Policy Year if on the date of full surrender the Total Policy Value is less than $25,000. The fee will be taken before any withdrawal charge is applied. The fee will be deducted from the Guaranteed Interest Account and, if necessary, from the value of the Policy in the Variable Accounts in the following order: the Variable Account invested in shares of the Money Market Trust, the Variable Account invested in shares of the Capital Growth Bond Trust, the Variable Account invested in shares of the Emerging Growth Trust, the Variable Account invested in shares of the Balanced Trust, the Variable Account invested in shares of the Quantitative Equity Trust (formerly, the Common Stock Fund), the Variable Account invested in shares of the Real Estate Securities Trust, the Variable Account invested in shares of the International Stock Trust, and the Variable Account invested in shares of the Pacific Rim Emerging Markets Trust.



     The administration fee is paid to Manufacturers Life of America to compensate it for the administrative costs associated with the Policies and the operations of Separate Account Two, including the establishment and maintenance of Policy records, processing transactions and communicating with Policyowners. Although administrative expenses may rise in the future, Manufacturers Life of America guarantees that it will not increase the amount of the administration fee under outstanding Policies.



     WITHDRAWAL CHARGE. A withdrawal charge (contingent deferred sales charge) may be imposed on cash withdrawals from, and the full surrender of, a Policy. A cash withdrawal will result in a reduction in the Total Policy Value by an amount equal to the amount withdrawn. A full surrender will reduce the Total Policy Value to zero, thus resulting in termination of the Policy.

     The withdrawal charge is designed to partially compensate Manufacturers Life of America for the cost of selling and distributing the Policies. The cost includes agents' commissions, advertising, agent training and the printing of prospectuses and sales literature. Agents' commissions will not exceed 5% of purchase payments. Under certain circumstances agents may be eligible for a bonus payment not exceeding 1% of purchase payments. In addition, agents who meet certain productivity and persistency standards will be eligible for additional compensation.

     In any Policy Year after the first and before the Annuity Date, up to 10% of the Total Policy Value as of the most recent Policy Anniversary may be surrendered or withdrawn free of the withdrawal charge. Amounts surrendered or withdrawn during a Policy Year which exceed 10% of the Total Policy Value as of the most recent Policy Anniversary will be subject to a withdrawal charge. The withdrawal charge is determined by applying a percentage to the amount of the requested withdrawal subject to the withdrawal charge, which percentage is based upon when the purchase payments to which such amount is deemed attributable were made, as follows:

NUMBER OF COMPLETE POLICY YEARS ELAPSED             WITHDRAWAL
   SINCE PURCHASE PAYMENT WAS MADE:                   CHARGE
- ---------------------------------------             ----------
                   0                                     8%
                   1                                     7%
                   2                                     6%
                   3                                     5%
                   4                                     4%
                   5                                     3%
                   6                                     2%
                   7                                     1%
                   8                                     0%

     Where the amount withdrawn is deemed attributable to purchase payments made in different Policy Years, different percentages will be applied to the portions of the amount withdrawn attributable to such payments.

     For purposes of determining the withdrawal charge applicable to a full surrender or cash withdrawal, any amount surrendered or withdrawn, other than an amount not subject to a withdrawal charge by reason of the 10% withdrawal provision described above, will be deemed to be a liquidation of a purchase payment, and the oldest previously unliquidated purchase payment will be deemed to have been liquidated first, then the next oldest and so forth. In addition, all purchase payments made during a Policy Year will be deemed to have been made on the first day of such year. Once all purchase payments have been liquidated, additional amounts surrendered or withdrawn will not be subject to a withdrawal charge. Thus, in no event may the withdrawal charge exceed 8% of the total purchase payments made.

     No withdrawal charge will be applied: (1) at the Annuity Date, (2) when the Policyowner is an individual and a death benefit payment is being made or (3) when the Policyowner is not an individual and a death benefit payment is being made on account of the death of the annuitant. A withdrawal charge will apply if the Policy is not owned by an individual and a death benefit payment is being made solely because a new annuitant has been named. (See "What Are The Death Benefit Provisions?") A death benefit not subject to the withdrawal charge also includes any payment to the spouse of the individual Policyowner after the Policyowner's death, except for a full surrender or cash withdrawal attributable to purchase payments made after the death of the Policyowner.

     Any withdrawal charge applicable to a full surrender or cash withdrawal and any applicable administration fee will be deducted from the amount being withdrawn. The minimum cash withdrawal that can be requested at any one time is $300.

     Manufacturers Life of America does not expect to recover its total sales expenses through the withdrawal charge. To the extent that the withdrawal charge is insufficient to recover sales expenses, Manufacturers Life of America will pay sales expenses from its other assets or surplus. These assets may include proceeds from the mortality and expense risks charge described below.

     MORTALITY AND EXPENSE RISKS CHARGE. A charge at an annual rate of 1.00% of the Variable Policy Value is made for the mortality and expense risks that Manufacturers Life of America assumes. This charge is deducted daily from amounts invested in the Variable Accounts by assessing a charge against the assets of Separate Account Two at an annual rate of 1.00%, consisting of .10% for the mortality risk and .90% for the expense risk.

     The mortality risk assumed is the risk that annuitants may live for longer periods of time than the periods indicated in the mortality tables on which Manufacturers Life of America calculated the annuity tables in the Policies and the risk that mortality will cause a Policy to terminate prematurely before the assumed annuitization date. The expense risk assumed is that expenses in administering the Policies will be greater than Manufacturers Life of America estimated. Manufacturers Life of America will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.



     PREMIUM TAX CHARGE. Manufacturers Life of America will deduct any premium or similar state or local tax attributable to a Policy. Currently, such taxes range up to 3.50% depending on applicable law. Although the deduction can be made either from purchase payments or from the Total Policy Value, it is anticipated that premium taxes will be deducted from the Total Policy Value at the time it is applied to provide an annuity unless required otherwise by applicable law. When taken from the Total Policy Value before annuitization, the premium tax deduction will be made first from the Guaranteed Interest Account and, if necessary, from the Variable Accounts in the manner described above for the administration fee.



     DOLLAR COST AVERAGING CHARGE. Currently, there is no charge for Dollar Cost Averaging transfers if Policy Value exceeds $15,000; otherwise there is a charge of $5.00 per transfer or series of transfers taking place on the same transfer date. This charge will be deducted from the account from which funds are transferred. If insufficient funds exist to effect a Dollar Cost Averaging transfer, including the charge, if applicable, the transfer will not be effected.

     ASSET ALLOCATION BALANCER CHARGE. Currently there is no charge for Asset Allocation Balancer transfers; however, Manufacturers Life of America reserves the right to institute a charge on 90 days' written notice to the Policyowner.

HOW IS A POLICY PURCHASED?

     The Policies are designed for use in connection with retirement plans entitled to special tax treatment under Sections 401, 408 or 457 of the Code and retirement plans and trusts not entitled to any special tax treatment. The Policies are appropriate for plans with individual accounts or for purchase directly by individuals.

     Persons seeking to purchase Policies must submit an application and a check for the initial purchase payment. The application is subject to underwriting standards adopted by Manufacturers Life of America, and Manufacturers Life of America reserves the right to reject any application. A properly completed application that is accompanied by the first purchase payment and all information necessary for the processing of the application will normally be accepted within two business days. An incomplete application which is subsequently made complete will normally be accepted within two business days of completion; however, if an application is not completed properly or necessary information is not obtained within five business days, Manufacturers Life of America will offer to return the purchase payment.

     FREE LOOK RIGHT. Within ten days after receiving a Policy, the Policyowner may return it for cancellation by mailing it to the Service Office. Immediately upon its receipt, the Policy will be deemed void from the beginning. Within seven days after receipt, except where state insurance law requires return of the Policy Value, Manufacturers Life of America will refund in full any purchase payment made.

WHAT RESTRICTIONS APPLY TO PURCHASE PAYMENTS?

     Purchase payments are made directly by the Policyowner. They may be made at any time until the Annuity Date or until the Policy is fully surrendered. If the Policyowner is an individual, purchase payments will not be permitted after the Policyowner's death unless the beneficiary is the Policyowner's spouse. If the Policyowner is not an individual, purchase payments will not be permitted after the annuitant's death, unless the Policyowner is the trustee of a trust which is part of a qualified retirement plan described in section 401(a) of the Code. Purchase payments must be made to the Manufacturers Life of America Service Office.

     The minimum initial purchase payment is $1,000. This may be allocated to any of the Variable Accounts or to the Guaranteed Interest Account in increments of not less than $50. Subsequent purchase payments may be as little as $50, although higher or lower increments may be invoked with respect to purchase payments payable pursuant to a pre-authorized payment plan. The minimum amount that may be allocated to any one Variable Account or to the Guaranteed Interest Account from purchase payments is $50. If an additional purchase payment would cause the Total Policy Value to exceed $1,000,000, or if the Total Policy Value should already exceed $1,000,000, the prior approval of Manufacturers Life of America will be required for an additional purchase payment. If the Total Policy Value should fall to zero, the Policy will be terminated and no further purchase payments may be made.

     A Policyowner should specify how each purchase payment is to be allocated. If no allocation is specified, a purchase payment will be allocated entirely to the Guaranteed Interest Account. Allocations will be made at the end of the valuation period in which the purchase payment is received at the Manufacturers Life of America Service Office. Manufacturers Life of America will send a confirmation of its receipt of each purchase payment mailed by the Policyowner. If a purchase payment is allocated to the Guaranteed Interest Account because no allocation was specified, a notice of that fact will accompany the confirmation.

WHAT IS THE VARIABLE POLICY VALUE

AND HOW IS IT DETERMINED?



     The Variable Policy Value is the sum of a Policy's interest in each of the Variable Accounts. It is determined by multiplying the number of units credited to the Policy for each Variable Account by the current unit value. The Variable Policy Value on any date that is not a valuation date will be determined as of the next valuation date.



     CREDITING UNITS. Upon receipt of a purchase payment at its Service Office, or other office or entity so designated by Manufacturers Life of America, Manufacturers Life of America credits the Policy with a number of units for each Variable Account based upon the portion of the purchase payment allocated to the Variable Account. The number of units to be credited for each Variable Account is determined by dividing the portion of the purchase payment allocated to that Variable Account by the unit value for the valuation period in which the purchase payment and, with respect to the initial payment only, all required documentation properly completed was received at the Service Office. Units for a Variable Account are also credited in a similar manner to reflect any transfers to a Variable Account.

     The value of a unit varies from one valuation period to the next depending upon the investment results of the applicable Variable Account. The value of a unit for each Variable Account was arbitrarily set at $10 for the first valuation period in which monies were first allocated to that Variable Account. The value of a unit for any subsequent valuation period is determined by multiplying the value for the immediately preceding valuation period by the net investment factor for that Variable Account for the valuation period for which the value is being determined.

     NET INVESTMENT FACTOR. The net investment factor is an index applied to measure the investment performance of a Variable Account from one valuation period to the next. The net investment factor may be greater than, less than or equal to one. Therefore, the value of a unit may increase, decrease or remain the same. The net investment factor for any Variable Account for any valuation period is determined by adding one to the fraction obtained by dividing (a) by
(b) and then subtracting (c) from the result, where:

(a) is the investment income plus realized and unrealized gains and losses of the Variable Account during the valuation period;

(b) is the value of the net assets of the Variable Account as of the beginning of the valuation period adjusted for allocations and transfers to and withdrawals and transfers from the Variable Account; and

(c) is the risk charge factor determined by Manufacturers Life of America for the valuation period to reflect its charge for assuming the mortality and expense risks. This mortality and expense risks charge will be deducted at an annual rate of 1%.

     Manufacturers Life of America reserves the right to adjust the above formula to provide for any taxes determined by it to be attributable to the operations of the Variable Account.

     CANCELLING UNITS. Units will be cancelled to reflect the assessment of any administration fee or premium tax deduction assessed against a Variable Account and any transfers or withdrawals from a Variable Account. The number of units cancelled will be based upon the applicable unit value for the valuation period in which the assessment, transfer or withdrawal is made. Units will also be cancelled on the Annuity Date or upon surrender of the Policy or payment of a death benefit.

WHAT ARE THE PROVISIONS ON TRANSFERS?

     Subject to the minimums described below, transfers may be made among any of the accounts at any time during the Policy Year. There is no minimum transfer amount required for transfers to the Guaranteed Interest Account, for transfers pursuant to the Asset Allocation Balancer program, or for transfers designed to change percentage allocations of assets. Otherwise the minimum dollar amount of all transfers pursuant to a single transfer request is $500.

     Manufacturers Life of America will allow a Policyowner to direct transfers free of charge during a Policy Year. Manufacturers Life of America does, however, reserve the right to limit, upon notice, the maximum number of transfers a Policyowner may make to one per month or six at any time within a Policy Year. In addition, Manufacturers Life of America reserves the right to defer the transfer privilege at any time that it is unable to purchase or redeem shares of the portfolios. Manufacturers Life of America also reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

     Transfer requests must be in a format satisfactory to Manufacturers Life of America and in writing, or by telephone if a currently valid telephone transfer authorization form is on file. Although failure to follow reasonable procedures may result in Manufacturers Life of America's liability for any losses resulting from unauthorized or fraudulent telephone transfers, Manufacturers Life of America will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. Manufacturers Life of America will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming a valid telephone authorization form is on file, tape recording all telephone transactions and providing written confirmation thereof.

     DOLLAR COST AVERAGING. Manufacturers Life of America will offer Policyowners a Dollar Cost Averaging program. Under this program amounts will be automatically transferred at predetermined intervals from one Variable Account to any other Variable Account(s) or the Guaranteed Interest Account.

     Under the Dollar Cost Averaging program the Policyowner will designate a dollar amount of available assets to be transferred each month from one Variable Account into any other Variable Account(s) or the Guaranteed Interest Account. Each transfer under the Dollar Cost Averaging program must be at least $500 and Manufacturers Life of America reserves the right to change this minimum at any time upon notice to the Policyowner. Currently, there is no charge for this program if Total Policy Value exceeds $15,000; otherwise a charge of $5.00 per transfer or series of transfers occuring on the same transfer date will apply. If insufficient funds exist to effect a Dollar Cost Averaging transfer, including the charge, if applicable, the transfer will not be effected and the Policyowner will be so notified. Manufacturers Life of America reserves the right to cease to offer the Dollar Cost Averaging program on 90 days' written notice to the Policyowner.

     ASSET ALLOCATION BALANCER. Manufacturers Life of America will also offer Policyowners the ability to have amounts automatically transferred among stipulated accounts to maintain an allocated percentage in each stipulated account.

     Under the Asset Allocation Balancer program the Policyowner will designate an allocation of Total Policy Value among the Variable Accounts. At six month intervals beginning six months after the date the application was signed, Manufacturers Life of America will move amounts out of Variable Accounts and into other Variable Accounts as necessary to maintain the Policyowner's chosen allocation. A change to the Policyowner's premium allocation instruction will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the Policyowner instructs Manufacturers Life of America otherwise or a Dollar Cost Averaging request is in effect. Currently, there is no charge for this program. However, Manufacturers Life of America reserves the right to institute a charge on 90 days' written notice to the Policyowner. Manufacturers Life of America reserves the right to cease to offer the Asset Allocation Balancer program on 90 days' written notice to the Policyowner.

WHAT SURRENDER OR WITHDRAWAL RIGHTS ARE AVAILABLE?

     At any time prior to the Annuity Date, a Policyowner may fully surrender the Policy for, or make a cash withdrawal in an amount not exceeding, its Total Policy Value, reduced by any applicable withdrawal charge and administration fee. For certain Qualified Policies, exercise of the right to surrender may require the consent of the Policyowner's spouse under regulations promulgated by the Treasury or Labor Department.

     In the case of a full surrender of a Policy, Manufacturers Life of America will pay the Total Policy Value less any applicable withdrawal charge and administration fee as of the valuation period in which the request for surrender is received at its Service Office, and the Policy will be cancelled. In the case of a cash withdrawal from the Variable Account, Manufacturers Life of America will pay the amount requested less any applicable withdrawal charge and cancel that number of units credited to each Variable Account necessary to equal the amount of the withdrawal.

     For a cash withdrawal, the Policyowner should specify the account from which the withdrawal should be made. If no specification is made, the withdrawal will be made first from the Guaranteed Interest Account and, if necessary, from the value of the Policy in the Variable Accounts in the following order: the Variable Account invested in shares of the Money Market Trust, the Variable Account invested in shares of the Capital Growth Bond Trust, the Variable Account invested in shares of the Emerging Growth Equity Trust, the Variable Account invested in shares of the Balanced Trust, the Variable Account invested in shares of the Quantitative Equity Trust (formerly, the Common Stock Fund), the Variable Account invested in shares of the Real Estate Securities Trust, the Variable Account invested in shares of the International Stock Trust and the Variable Account invested in shares of the Pacific Rim Emerging Markets Trust.

     There is no limit on the frequency of cash withdrawals; however, the requested withdrawal must be at least $300. Any request for a cash withdrawal or to fully surrender a Policy must be in writing and delivered to the Manufacturers Life of America Service Office. If the amount withdrawn exceeds $10,000, Manufacturers Life of America reserves the right to require that the request be accompanied by a guarantee of the Policyowner's signature by a commercial bank, trust company, member of the National Association of Securities Dealers, Inc., a notary public, or any other individual or association designated by Manufacturers Life of America.

WHAT ARE THE DEATH BENEFIT PROVISIONS?

     If the Policyowner dies before the Annuity Date and the beneficiary is not the Policyowner's spouse, the entire value of the Policy must either be distributed to the beneficiary in a lump sum within five years of the Policyowner's death or applied to provide an annuity. If applied to provide an annuity, the annuity must begin within one year of the Policyowner's death. Until a lump-sum distribution is made or an annuity option is elected, the Variable Policy Value will continue to reflect the investment performance of the selected Variable Accounts unless a transfer or withdrawal is made by the beneficiary. The Total Policy Value on the date the Service Office receives notice of the beneficiary's election of an annuity will be used to purchase an annuity. All of the annuity options available on the Annuity Date are available to a beneficiary, except that the beneficiary may not select a joint and survivor annuity or an annuity with a certain period that is longer than the beneficiary's life expectancy. (See "What Are The Annuity Options?" in Appendix A.)

     If the Policyowner's spouse is the beneficiary, the Policy will continue with the spouse as the Policyowner. If the Policyowner was also the annuitant, the spouse must choose a new annuitant.

     If the Policyowner is not an individual and either the annuitant dies before the Annuity Date or the Policyowner changes the annuitant, the entire value of the Policy must be paid to the Policyowner in a lump sum not later than five years after the annuitant's death or the change in annuitant. The Policyowner may select the date of payment. If a Qualified Policy is owned by the trustee of a plan described in section 401 of the Code, the trustee may continue the Policy after the death of the annuitant. If the trustee continues the Policy, a new annuitant must be named.

WHEN DO ANNUITY PAYMENTS COMMENCE?

     Annuity payments will begin on the Annuity Date. Such payments will be made by application of the Total Policy Value to provide an annuity. Annuity payments will be made on a fixed basis only. The annuity options available are described in Appendix A under "What Are The Annuity Options?".

     The Policyowner selects the Annuity Date in the application. The Policyowner may change the Annuity Date to any date prior to the end of the Policy Year in which the annuitant reaches age 85 except in the case of Qualified Policies. Written request for such change must be received by the Manufacturers Life of America Service Office at least thirty days prior to the new Annuity Date.

     There are legal restrictions on the Annuity Date for Qualified Policies. In general, annuity payments for Qualified Policies owned by an individual cannot begin later than April 1 following the calendar year in which the Policyowner attains age 70. There are some exceptions to this requirement. If the Policy is owned by the trustee of a trust established pursuant to an employer retirement plan, the Annuity Date is determined by the terms of the trust and plan.

     Annuity payments may be made either monthly, quarterly, semi-annually or annually. If application of the Total Policy Value would result in annuity payments of less than $20 monthly, $60 quarterly, $100 semi-annually or $200 annually, Manufacturers Life of America will pay the Total Policy Value to the Policyowner in a single sum in lieu of annuity payments.

     If a Qualified Policy is held by a trustee under an employee benefit plan described in section 401(a) of the Code, the trustee may, prior to the Annuity Date, have part of the Total Policy Value applied to provide an annuity (partial annuitization). The same rules that apply to annuity payments commencing on the Annuity Date apply to partial annuitization. If the trustee partially annuitizes, the Total Policy Value will be reduced by the amount applied to provide an annuity. Any withdrawal or surrender made after partial annuitization will continue to be subject to withdrawal charges. For purposes of determining the amount of the withdrawal charge, the amounts applied to provide an annuity will not be treated as a liquidation of a purchase payment. (See "What Surrender Or Withdrawal Rights Are Available?")

UNDER WHAT CIRCUMSTANCES MAY PORTFOLIO SHARES BE SUBSTITUTED?

     Although Manufacturers Life of America believes it to be highly unlikely, it is possible that in the judgment of its management, one or more of the Portfolios may become unsuitable for investment by the Account because of a change in investment policy or a change in the tax laws, because the shares are no longer available for investment, or for some other reason. In that event, Manufacturers Life of America may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the S.E.C. and one or more state insurance departments may be required.

     Manufacturers Life of America also reserves the right to combine other separate accounts with the Account, to establish additional sub-accounts within the Account, to operate the Account as a management investment company or other form permitted by law, and to deregister the Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

WHAT ARE THE OTHER GENERAL POLICY PROVISIONS?

     DEFERRAL OF PAYMENTS. Manufacturers Life of America reserves the right to postpone the transfer or payment of any value or benefit available under a Policy based upon the assets allocated to Separate Account Two for any period:
(1) when the New York Stock Exchange ("Exchange") is closed (other than customary weekend and holiday closings); (2) when trading on the Exchange is restricted; (3) when an emergency exists as a result of which disposal of securities held in Separate Account Two is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets; or (4) during any other period when the S.E.C., by order, so permits for the protection of security holders; provided that applicable rules and regulations of the S.E.C. shall govern as to whether the conditions described in (2) and (3) exist. Manufacturers Life of America also reserves the right to delay transfer or payment of assets from the Guaranteed Interest Account for up to six months and will pay interest at a rate determined by it if there is a delay in payment for more than 30 days.

     ANNUAL STATEMENTS. Within 30 days after each Policy Anniversary, Manufacturers Life of America will send the Policyowner a statement showing:

(1) the summary of each active account up to the most recent Policy Anniversary including the Total Policy Value up to the Policy Anniversary date; and

(2) a description of the transactions affecting each active account during the Policy Year including total units cancelled, amounts deducted from each account for fees, and total units and amounts credited to each account as allocations or interest.

     OWNERSHIP. The Policyowner is the person entitled to exercise all rights under a Policy. As such, any Policy rights or privileges may be exercised without the consent of the annuitant, beneficiary or any other individual, except as provided by the Policyowner.

     Except as discussed below, ownership of the Policy may be changed or the Policy collaterally assigned at any time prior to the Annuity Date, subject to the rights of any irrevocable beneficiary or other person. Any change of ownership or assignment must be made in writing and will not take effect until received at the Manufacturers Life of America Service Office. Manufacturers Life of America assumes no responsibility for the validity of any assignment.

     In the case of a Qualified Policy, there may be restrictions on the privileges of ownership. Some plans do not permit the exercise of certain of the Policyowner's rights without the written consent of the owner's spouse. Among the rights limited are the right to choose an optional form of payment; to make withdrawals; or to surrender the Policy. A Qualified Policy which is not owned by a trustee of a trust which qualifies under section 401(a) of the Code, or by an employer under a plan which satisfies section 457 of the Code, may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than to Manufacturers Life of America except as may be provided by applicable state or federal law.

     BENEFICIARY. Ownership of the Policy will pass to the designated beneficiary on the death of the Policyowner. The beneficiary is the person designated in the application or as subsequently named. The beneficiary may be changed at any time by written notice to Manufacturers Life of America. Any change will be effective on the date written notice is received at the Manufacturers Life of America Service Office. If no beneficiary survives the Policyowner, ownership will pass to the Policyowner's estate. In the case of Qualified Policies, regulations promulgated by the Departments of Labor and Treasury prescribe certain limitations on the designation of a beneficiary.

     MODIFICATION. A Policy may not be modified by Manufacturers Life of America without the consent of the Policyowner, except where required to conform to any applicable law or regulation or any ruling issued by a government agency.

FEDERAL TAX MATTERS

HOW IS MANUFACTURERS LIFE OF AMERICA TAXED?

     Manufacturers Life of America is taxed as a life insurance company under Subchapter L of the Code. Since the operations of the Account are part of, and are taxed with, the operations of Manufacturers Life of America, the Account is not separately taxed as a "regulated investment company" under Subchapter Manulife Financial of the Code. Under existing federal income tax laws, investment income and capital gains of the Account are not taxed to the extent they are applied to increase reserves under the Policies. Since, under the Policies, investment income and realized capital gains are automatically applied to increase reserves, Manufacturers Life of America does not anticipate that it will incur any federal income tax liability attributable to the Account, and therefore Manufacturers Life of America does not intend to make provision for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in Manufacturers Life of America being taxed on such income or gains, then Manufacturers Life of America may impose a charge against the Account in order to make provision for such taxes.

WHAT IS THE TAX TREATMENT OF THE POLICIES?

     The Policies are designed for use in connection with retirement plans that may or may not qualify for special income tax treatment under the provisions of the Code. The following discussion of federal income tax aspects of amounts received under a variable annuity contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of law to individual circumstances.

     The United States Congress has, in the past, considered legislation that, if enacted, would have taxed the inside build-up in certain annuities. While this proposal was not enacted, Congress remains interested in the taxation of the inside build-up of annuity contracts. Policyholders should consult their tax advisor regarding the status of new, similar provisions before purchasing the Policy.

     Section 72 of the Code governs taxation of annuities in general. Under existing provisions of the Code, except as described below, any increase in the value of an annuity contract is not taxable to the contract owner or annuitant until received, either in the form of annuity payments, as contemplated by the contract, or in some other form of distribution. However, as a general rule, deferred annuity contracts held by a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The investment income on such contracts is taxed as ordinary income that is received or accrued by the owner of the contract during the taxable year.

     In certain circumstances, contracts will be treated as held by a natural person if the nominal owner is a non-natural person and the beneficial owner is a natural person, but this special exception will not apply in the case of any employer who is the nominal owner of an annuity contract providing non-qualified deferred compensation for its employees. Exceptions to the general rule (of immediate taxation) for contracts which are held by a corporation, trust, or similar entity may apply with respect to (1) annuities held by an estate of a decedent, (2) annuity contracts issued in connection with qualified retirement plans, or IRAs, (3) certain annuities purchased by employers upon the termination of a qualified retirement plan, (4) certain annuities used in connection with structured settlement agreements, and (5) annuities purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity.

     When annuity payments commence, each payment is taxable under Section 72 of the Code as ordinary income in the year of receipt if the Policyowner has not previously been taxed on any portion of the purchase payments. If any portion of the purchase payments has been included in the taxable income of the Policyowner, this aggregate amount will be considered the "investment in the contract." For fixed annuity payments, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the contract; the remainder of each payment is taxable. However, once the total amount of the taxpayer's investment in the contract is excluded using this ratio, annuity payments will be fully taxable. If annuity payments cease before the total amount of the taxpayer's investment in the contract is recovered, the unrecovered amount will be allowed as a deduction to the Policyowner in his or her last taxable year.

     In the case of a withdrawal, amounts received are taxable as ordinary income to the extent that the cash value of the contract (determined without regard to any withdrawal charges) before the withdrawal exceeds the "investment in the contract." Amounts loaned under an annuity contract or amounts received pursuant to an assignment or pledge of an annuity contract are treated as withdrawals. There are special rules for loans to participants from annuity contracts held in connection with qualified retirement plans or IRAs. With respect to contracts issued after April 22, 1987, if an individual transfers an annuity contract without adequate consideration to a person other than his or her spouse (or former spouse incident to divorce), he or she will be taxed on the difference between the contract value minus any withdrawal charge and the investment in the contract at the time of transfer. In such case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

     In addition, there is a 10% penalty tax on the taxable amount of any payment unless the payment is: (a) received on or after the contract owner reaches age 59 1/2; (b) attributable to the contract owner's becoming disabled;
(c) made to a beneficiary on the death of the contract owner; (d) made to a beneficiary on the death of the primary annuitant if the contract owner is not a natural person; (e) made as a series of substantially equal periodic payments for the life of the annuitant (or the joint lives of the annuitant and beneficiary), subject to certain recapture rules; (f) made under an annuity contract that is purchased with a single premium whose annuity starting date is no later than a year from purchase of the annuity; (g) attributable to investment in the contract before August 14, 1982; and (h) made with respect to certain annuities issued in connection with structured settlement agreements. Also, special rules may apply to annuity contracts issued in connection with qualified retirement plans.

     For both withdrawals and annuity payments under some types of plans qualifying for special federal income tax treatment ("qualified plans"), there may be no "investment in the contract" and the total amount received may be taxable.

     Where the Policy is owned by an individual, Manufacturers Life of America will withhold and remit to the U.S. Government a part of the taxable portion of each distribution made under a Policy unless the distributee notifies

Manufacturers Life of America at or before the time of the distribution that he or she elects not to have any amounts withheld. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. The withholding rate applicable to the taxable portion of nonperiodic payments (including withdrawals prior to the annuity commencement date) is 10%. Where the Policy is not owned by an individual or it is owned in connection with a qualified plan, or when the owner is a non-resident alien, special withholding rules may apply.


     In certain circumstances, owners of variable policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular subaccounts without being treated as owners of the underlying assets."



     The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policy has many more Portfolios to which Policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in a policyowner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Manufacturers Life of America therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the policyowner of a pro rata share of the assets of the Separate Account.



     For purposes of determining a Policyholder's gross income from distributions which are not in the form of an annuity, the Code provides that all deferred annuity contracts issued by the same company to the same Policyholder during any calendar year shall be treated as one annuity contract. Additional rules may be promulgated under this provision to prevent avoidance of its effect. For further information on current aggregation rules under this and other Code provisions, see your tax adviser.


WHAT QUALIFIED PLANS MAY UTILIZE THE POLICIES?

     The contracts are available for use with several types of qualified plans. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made to provide more than general information about the use of the Policies with the various types of qualified plans. Policyowners, annuitants and beneficiaries are cautioned that the rights of any person to any benefits under such qualified plans may be subject to the terms and conditions of the Policy. Following are brief descriptions of the various types of qualified plans in connection with which Manufacturers Life of America will issue a Policy.

     Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. Distributions from these qualified plans are subject to special withholding rules. Consult your plan administrator before taking a distribution which you wish to roll over. A direct rollover from a qualified plan is permitted and is exempt from the special witholding rules. Sales of the Policies for use with IRAs may be subject to special requirements of the Internal Revenue Service. When issued in connection with an IRA, a Policy will be amended as necessary to conform to the requirements of federal laws governing such plans.

     Corporate and Self-Employed (H.R. 10 and Keogh) Pension and Profit Sharing Plans. Section 401(a) of the Code permits corporate employers to establish various types of tax-favored retirement plans for employees. Self-employed individuals may establish plans for themselves and their employees. Such retirement plans may permit the purchase of the Policies in order to provide benefits under the plans. Employers intending to use Policies in connection with such plans should seek competent advice.

     State And Local Government Deferred Compensation Plans. Section 457 of the Code permits employees of state and local governments, rural electric cooperatives and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent Policies are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as owner of the Policy has the sole right to the proceeds of the Policy. Those who intend to use Policies in connection with such plans should seek qualified advice as to the tax and legal consequences of such an investment.

PURCHASE OF POLICIES BY CHARITABLE REMAINDER TRUSTS

     The Policies may be purchased by Charitable Remainder Trusts. If a Charitable Remainder Trust is the Policyowner, the character of amounts received by the income beneficiary of the Charitable Remainder Trust depends on the character of the income in the trust. To the extent the trust has any undistributed ordinary income, amounts received by the income beneficiary from the trust are taxed as ordinary income. The Internal Revenue Service has held in at least one private letter ruling that any increase in the value of a Policy will be treated as income to the trust in the year it accrues regardless whether it is actually received by the trust. However, a private letter ruling cannot be relied on as precedent by anyone other than the taxpayer who requests it.

OTHER MATTERS

WHAT VOTING RIGHTS DO POLICYOWNERS HAVE?

     As stated above, all of the assets held in the Variable Accounts will be invested in shares of a particular Portfolio of NASL Series Trust. Manufacturers Life of America is the legal owner of those shares and as such has the right to vote upon matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manufacturers Life of America will vote shares held in the Variable Accounts in accordance with instructions received from Policyowners having an interest in such Accounts. Shares held in each Variable Account for which no timely instructions from Policyowners are received, including shares not attributable to Policies, will be voted by Manufacturers Life of America in the same proportion as those shares in that Variable Account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manufacturers Life of America to vote shares held in the Variable Accounts in its own right, it may elect to do so.

     The number of shares in each Variable Account for which instructions may be given by a Policyowner is determined by dividing the portion of that Policy's Variable Policy Value derived from participation in that Variable Account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manufacturers Life of America, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting of the shareholders of NASL Series Trust.

WHERE CAN FINANCIAL INFORMATION BE FOUND?

     Financial statements of Manufacturers Life of America and of the Account are included in the Statement of Additional Information.

PERFORMANCE AND OTHER COMPARATIVE INFORMATION

     From time to time, in advertisements or in reports to Policyowners, Manufacturers Life of America may quote various independent quotation services for the purpose of comparing Manufacturers Life of America's Policies' performance and other rankings with other companies' variable annuity policies and for the purpose of comparing any of the Portfolios of NASL Series Trust with other mutual funds with similar investment objectives. Performance rankings are not to be considered indicative of the future performance of the Portfolios. The quotation services which are currently followed by the Company include Lipper Analytical Services, Inc.("Lipper"), Morningstar, Inc., Variable Annuity Research and Data Service, and Money Magazine; however, other nationally recognized rating services may be quoted in the future. The performance of certain indices may also be quoted in advertisements or in reports to Policyowners. These indices include Standard & Poor's 500 Index, National Association of Real Estate A11 REIT's Index, Salomon Brothers (broad corporate index), Dow Jones Industrial Average, Donoghue Prime Money Fund Index, 3 month Treasury Bills, the National Association of Securities Dealers Automated Quotation System, the Financial Times Actuaries World Index and the following Lipper Indices: Money-Market Funds, Corporate Bond Funds, Balanced Funds, Growth Funds, Small-Company Growth Funds, Real Estate Funds, International Funds and Pacific Region Funds.

ADVERTISING PERFORMANCE OF VARIABLE ACCOUNTS.

     Manufacturers Life of America may publish advertisements or distribute sales literature that contain performance data relating to the sub-accounts of Separate Account Two. Performance data will include average annual return quotations for one-year, five-year (when applicable) and ten-year (when applicable) periods ending the last day of the month. Quotations for the period since inception of the Portfolio underlying a sub-account will replace such periods for a Portfolio that has not been in existence for a full five-year or ten-year period. In the case of a new Portfolio that is less than one year old, the one-year figure would be replaced by an aggregate for the period since inception. Average annual total returns may also be advertised for three-year periods and one-year periods as of the last day of any month.


     Average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of that purchase payment on the last day of the period for which the return is calculated. Aggregate total return, which will also be advertised from time to time, is the percentage change that equates a purchase payment to the market value of that purchase payment on the last day of the period. For the purpose of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the total return is calculated. All recurring charges are reflected in the calculations. Asset charges are reflected in changes in unit values. For purposes of the calculations, the annual administration charge is estimated by dividing the total administration charges collected during a given year by the average total assets attributable to the Policies during that year (including amounts allocated to both Separate Account Two and the Guaranteed Interest Account), multiplying that percentage by the average of the beginning and ending values of the hypothetical investment and subtracting the result from the year-end account value. The contingent deferred sales charge that would be applicable to withdrawals at the end of periods for which the total return is measured are assumed to be deducted at the end of the period.

     The Policies were first offered to the public in 1987. However, total return data may be advertised for as long a period of time as the underlying sub-account has been active. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period, with all Policy charges and the daily mortality and expense risk charges deducted. Policy charges for periods prior to 1988 are based on the average rate for the first six years in which the Policies were offered.

     Total returns if surrendered for the period ending December 31, 1996 were as follows:

                                                                                                        AVG. ANNUAL
                                            AVG. ANNUAL    AVG. ANNUAL    AVG. ANNUAL    AVG. ANNUAL    TOTAL RETURN
                                            TOTAL RETURN   TOTAL RETURN   TOTAL RETURN   TOTAL RETURN      SINCE
                                              ONE YEAR     THREE YEARS     FIVE YEARS     TEN YEARS      INCEPTION*
                                            ------------   ------------   ------------   ------------   ------------
Emerging Growth                                   N/A            N/A            N/A            N/A            N/A
Balanced                                          N/A            N/A            N/A            N/A            N/A
Capital Growth Bond***                          -6.65%          2.62%          4.79%          6.36%          9.66%
Quantitative Equity (formerly Common
  Stock)***                                      7.40%         10.26%         10.00%           N/A           9.58%
Real Estate Securities***                       22.68%         11.45%         15.51%           N/A          12.25%
Money Market                                    -4.32%          1.89%          2.32%          4.49%          4.57%
International Stock                               N/A            N/A            N/A            N/A            N/A
Pacific Rim Emerging Markets***                  0.01%           N/A            N/A            N/A           2.53%

* June 26, 1984 for the Capital Growth Bond Trust; June 18, 1985 for the Money Market Trust; May 1, 1987 for the Quantitative Equity (formerly Common Stock) and Real Estate Securities Trusts; October 4, 1994 for the Pacific Rim Emerging Markets Trust; and December 31, 1996 for the Emerging Growth, Balanced and International Stock Trusts.

** Policies have been offered only since November 3, 1987. Performance data for earlier periods are hypothetical figures based on the performance of the Portfolio in which policy assets may be invested.

*** On December 31, 1996, Manulife Series Fund, Inc. merged with NASL Series Trust. Performance presented for these subaccounts is based upon the performance of the respective predecessor Manulife Series Fund portfolio for periods to December 31, 1996.

     Total returns if not surrendered are as follows:

                                                                                                        AVG. ANNUAL
                                            AVG. ANNUAL    AVG. ANNUAL    AVG. ANNUAL    AVG. ANNUAL    TOTAL RETURN
                                            TOTAL RETURN   TOTAL RETURN   TOTAL RETURN   TOTAL RETURN      SINCE
                                              ONE YEAR     THREE YEARS     FIVE YEARS     TEN YEARS      INCEPTION*
                                            ------------   ------------   ------------   ------------   ------------
Emerging Growth                                   N/A            N/A            N/A            N/A            N/A
Balanced                                          N/A            N/A            N/A            N/A            N/A
Capital Growth Bond***                           1.47%          4.54%          5.56%          6.36%          9.66%
Quantitative Equity (formerly Common
  Stock)***                                     16.75%         12.32%         10.81%           N/A           9.58%
Real Estate Securities***                       33.35%         13.53%         16.36%           N/A          12.26%
Money Market                                     4.00%          3.80%          3.07%          4.49%          4.57%
International Stock                               N/A            N/A            N/A            N/A            N/A
Pacific Rim Emerging Markets***                  6.71%           N/A            N/A            N/A           5.56%

* June 26, 1984 for the Capital Growth Bond Trust; June 18, 1985 for the Money Market Trust; May 1, 1987 for the Quantitative Equity (formerly, Common Stock) and Real Estate Securities Trusts; October 4, 1994 for the Pacific Rim Emerging Markets Trust; and December 31, 1996 for the Emerging Growth, Balanced and International Stock Trusts.

** Policies have been offered only since November 3, 1987. Performance data for earlier periods are hypothetical figures based on the performance of the Portfolio in which policy assets may be invested.

*** On December 31, 1996, Manulife Series Fund, Inc. merged with NASL Series Trust. Performance presented for these sub-accounts is based upon the performance of the respective predecessor Manulife Series Fund portfolio for periods to December 31, 1996.

Aggregate total returns if surrendered as of the end of each year since inception are as follows:

             1996     1995     1994      1993     1992     1991     1990      1989     1988     1987      1986     1985     1984
            ------   ------   -------   ------   ------   ------   -------   ------   ------   -------   ------   ------   ------
Emerging
  Growth       N/A      N/A       N/A      N/A      N/A      N/A       N/A      N/A      N/A       N/A      N/A      N/A      N/A
Balanced       N/A      N/A       N/A      N/A      N/A      N/A       N/A      N/A      N/A       N/A      N/A      N/A      N/A
Capital
  Growth
  Bond***    -6.65%   11.99%   (12.10%)   1.41%   (3.21%)   7.15%    (2.57%)   4.62%   (1.96%)   (9.54%)  13.08%   16.79%    5.11%
Quantitative
  Equity
 (formerly
  Common
 Stock)***    7.40%   20.89%   (11.82%)   4.21%   (3.04%)  20.80%   (11.74%)  21.22%    0.73%   (21.50%)    N/A      N/A      N/A
Real
  Estate
  Securities***  22.68%   6.95%  (10.51%)  13.34%  12.03%  31.60%   (12.17%)   0.03%    2.57%   (15.44%)    N/A      N/A      N/A
Money
  Market     -4.32%   (2.41%)   (4.18%)  (5.32%)  (4.66%)  (2.32%)   (0.29%)  (0.52%)  (1.26%)   (1.91%)  (2.29%)  (3.94%)    N/A
International
  Stock        N/A      N/A       N/A      N/A      N/A      N/A       N/A      N/A      N/A       N/A      N/A      N/A      N/A
Pacific
  Rim
  Emerging
Markets***    0.01%    3.32%      N/A      N/A      N/A      N/A       N/A      N/A      N/A       N/A      N/A      N/A      N/A

*** On December 31, 1996, Manulife Series Fund, Inc. merged with NASL Series Trust. Performance presented for these sub-accounts is based upon the performance of the respective predecessor Manulife Series Fund portfolio for periods to December 31, 1996.

     All of the above performance data are based on the actual historical performance of the Portfolios for specified periods, and the figures are not intended to indicate future performance.

     Aggregate total returns as of the end of each year since inception, if not surrendered are as follows:



             1996     1995     1994      1993     1992     1991     1990      1989     1988     1987      1986     1985     1984
            ------   ------   -------   ------   ------   ------   -------   ------   ------   -------   ------   ------   ------
Emerging
  Growth
  Equity       N/A      N/A       N/A      N/A      N/A      N/A       N/A      N/A      N/A       N/A      N/A      N/A      N/A
Balanced
  Assets       N/A      N/A       N/A      N/A      N/A      N/A       N/A      N/A      N/A       N/A      N/A      N/A      N/A
Capital
  Growth
  Bond***     1.47%   18.99%    (5.48%)   9.41%    4.79%   15.15%     5.43%   12.62%    6.04%    (2.73%)  21.08%   24.79%   13.11%
Quantitative
  Equity
 (Formerly
  Common
 Stock)***   16.75%   27.89%    (5.19%)  12.21%    4.96%   28.80%    (5.10%)  29.22%    8.73%   (15.59%)    N/A      N/A      N/A
Real
  Estate
  Securities***  33.35%  13.95%   (3.77%)  21.34%  20.03%  39.60%    (5.56%)   8.03%   10.57%    (9.07%)    N/A      N/A      N/A
Money-Market   4.00%   4.59%     2.82%    1.68%    2.34%    4.68%     6.71%    7.52%    5.74%     5.09%    4.71%    3.06%     N/A
International    N/A    N/A       N/A      N/A      N/A      N/A       N/A      N/A      N/A       N/A      N/A      N/A      N/A
Pacific
  Rim
  Emerging
Markets***    6.71%   10.32%    (5.86%)    N/A      N/A      N/A       N/A      N/A      N/A       N/A      N/A      N/A      N/A



*** On December 31, 1996 Manulife Series Fund, Inc. merged with NASL Series Trust. Performance presented for those sub-accounts is based upon the performance of the respective predecessor Manulife Series Fund portfolio for periods to December 31 1996.



     All of the above performance data are based on the actual historical performance of the Funds for specified periods, and the figures are not intended to indicate future performance.

                                   APPENDIX A

     This Appendix describes the fixed portion of the Policies, which consists of the provisions based on the general account of Manufacturers Life of America, including those relating to the Guaranteed Interest Account and the annuity options. The interests of Policyowners arising from the allocation of purchase payments or the transfer of values to the Guaranteed Interest Account are not registered under the Securities Act of 1933, and the general account of Manufacturers Life of America is not registered as an investment company under the Investment Company Act of 1940. Accordingly, the fixed portion of the Policies is not subject to the provisions that would apply if registration under such acts were required. Manufacturers Life of America has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus that relate to the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account and the general account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

WHAT IS THE GUARANTEED INTEREST ACCOUNT?

     As noted in the prospectus, Policyowners may accumulate funds on a variable basis, by allocating purchase payments for investment in one or more of the Portfolios of NASL Series Trust, or on a fixed basis by allocating purchase payments to the Guaranteed Interest Account. The Guaranteed Interest Account provides for the credit of a guaranteed rate of interest of at least 4% per year to amounts allocated to such account. Amounts in the Guaranteed Interest Account will receive a Guaranteed Interest Rate set by Manufacturers Life of America on each Policy Anniversary for the ensuing Policy Year.

     The $30 annual administration fee, if any, and any premium tax to be deducted against the Total Policy Value will be assessed against the Guaranteed Interest Account first to the extent sufficient amounts are available.

WHAT ARE THE ANNUITY OPTIONS?

     The Policyowner may elect one of the following annuity options described below. If no option is specified, annuity payments will be made as a life annuity with a ten-year certain period. Treasury or Labor Department regulations may require a different annuity option if no option is specified and may preclude the availability of certain options in connection with Qualified Policies. There may also be state insurance law requirements that limit the availability of certain options. The amounts payable under each option will be no less than amounts determined on the basis of tables contained in each Policy. Such tables are based on the 1983 Individual Annuity Mortality Tables and an assumed interest rate of 4% per year.

OPTION 1:                 ANNUITY CERTAIN -- payments in equal installments for a period of not less than five years and not more than twenty years.
OPTION 2(A):              LIFE ANNUITY WITHOUT REFUND -- payments in equal installments during the lifetime of an annuitant. Upon the death of the annuitant, payments will cease. Since there is no guarantee that any minimum number of payments will be made, the payee may receive only one payment if he or she dies before the date the second payment is due.
OPTION 2(B):              LIFE ANNUITY WITH CERTAIN PERIOD -- payments in equal installments during the lifetime of an annuitant and if the annuitant dies before installments have been paid for a designated period, either five, ten or twenty years, payments will continue for the remainder of the period selected.

OPTION 2(C):              LIFE ANNUITY WITH INSTALLMENT REFUND -- payments in equal installments during the lifetime of an annuitant and if the annuitant dies before the total installments paid equal the Total Policy Value applied to provide the annuity, payments will continue until the Total Policy Value has been paid.
OPTION 3(A):              JOINT AND SURVIVOR ANNUITY WITHOUT REFUND -- payments in equal installments during the lifetime of two annuitants with payments continuing in full amount to the survivor upon death of either. Since there is no guarantee that any minimum number of payments will be made, the payees may receive only one payment if they both die before the date the second payment is due.
OPTION 3(B):              JOINT AND SURVIVOR ANNUITY WITH CERTAIN PERIOD -- payments in equal installments during the lifetime of two annuitants and if both die before installments have been paid for a ten-year period, payments will continue for the remainder of the period.

     Under Options 2(b), 2(c) and 3(b), upon the death of the annuitant or second to die of joint annuitants, the beneficiary may elect to receive the commuted value of any remaining payments. Any such commutation will be at the interest rate used to determine the amount of the annuity payments plus 1/2%.

                       STATEMENT OF ADDITIONAL INFORMATION

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                           (U.S.A.) SEPARATE ACCOUNT M
--------------------------------------------------------------------------------


                                       OF


                        THE MANUFACTURERS LIFE INSURANCE
                                COMPANY(U.S.A.)



                            FLEXIBLE PURCHASE PAYMENT
                            VARIABLE ANNUITY CONTRACT
                               (VARIABLE ANNUITY)




         This Statement of Additional Information is not a Prospectus. It contains information in addition to that described in the Prospectus and should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. The Prospectus may be obtained by writing The Manufacturers Life Insurance Company (U.S.A.) at the mailing address of the Annuity Service Office, 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 or telephoning (800) 827-4546.


     THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS JANUARY 2, 2002



                The Manufacturers Life Insurance Company (U.S.A.)
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
                                 (617) 663-3000
                                 (800) 344-1029

                                TABLE OF CONTENTS

                                                                   PAGE
        General Information and History.........................     2
        Performance Data........................................     2
        Services................................................     4
           Independent Auditors.................................     4
           Principal Underwriter................................     5
           Responsibilities of Manufacturers Life...............     5
        Financial Statements


                         GENERAL INFORMATION AND HISTORY

         The Manufacturers Life Insurance Company (U.S.A.) Separate Account M (the "Separate Account") is a separate investment account of The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA" or "we" or "us"). We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. Our principal office is located at 38500 Woodward Avenue, Bloomfield Hills, Michigan 48304. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

         The Separate Account was established on May 25, 1983 as a separate account of The Manufacturers Life Insurance Company of America ("ManAmerica"), another wholly-owned subsidiary of MFC which on January 1, 2002 transferred substantially all of its assets and liabilities to Manulife USA. As a result of this transaction, Manulife USA became the owner of all of ManAmerica's assets, including the assets of the Separate Account and assumed all of ManAmerica's obligations, including those under the Contracts. The transaction had no other effect on the terms and conditions of the Contracts or on your allocations among investment options.

         Our financial statements which are included in the Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.


                                PERFORMANCE DATA

         Each of the sub-accounts may, in its advertising and sales materials, quote total return figures. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures, although standardized figures will always accompany non-standardized figures. Non-standardized total return figures may be quoted assuming both:

         -   redemption at the end of the time period, and
         -   no redemption at the end of the time period.

Standardized figures include total return figures from:

         - the inception date of the sub-account of the Variable Account which invests in the portfolio, or
         -   ten years, whichever period is shorter.

Non-standardized figures include total return figures from:

         -   inception date of the portfolio, or

         -   ten years, whichever period is shorter.

         Such figures will always include the average annual total return for recent one year and, when applicable, five and ten year periods, and where less than ten years, the inception date of the sub-account, in the case of standardized returns, and the inception date of the portfolio, in the case of non-standardized returns. Where the period since inception is less than one year, the total return quoted will be the aggregate total return for the period. The average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated.

                STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                       CALCULATED AS OF SEPTEMBER 30, 2001

PORTFOLIO                       1 YEAR    5 YEAR      SINCE INCEPTION     INCEPTION
                                                       OR 10 YEARS,        DATE(A)
                                                   WHICHEVER IS SHORTER
-----------------------------------------------------------------------------------
Pacific Rim Emerging Markets   -41.10%   -12.39%           -7.35%         10/04/94
-----------------------------------------------------------------------------------
Emerging Small Company         -55.27%      N/A             2.24%         01/01/97
-----------------------------------------------------------------------------------
International Stock            -38.26%      N/A            -3.77%         01/01/97
-----------------------------------------------------------------------------------
Quantitative Equity            -42.19%     7.40%            9.74%         04/30/87
-----------------------------------------------------------------------------------
Real Estate Securities          -2.19%     4.72%           10.01%         04/30/87
-----------------------------------------------------------------------------------
Balanced                       -32.15%      N/A            -1.64%         01/01/97
-----------------------------------------------------------------------------------
Investment Quality Bond          1.09%     5.36%            6.13%(B)      06/18/85
-----------------------------------------------------------------------------------
Money Market                    -4.71%      N/A             3.14%(B)      06/18/85
-----------------------------------------------------------------------------------

(A) Inception date of the sub-account of the Separate Account which invests in the portfolio.
(B)  10 year average annual return.


              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
               (ASSUMING REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF SEPTEMBER 30, 2001


PORTFOLIO                          1 YEAR    5 YEAR      SINCE INCEPTION     INCEPTION
                                                          OR 10 YEARS,         DATE
                                                      WHICHEVER IS SHORTER
--------------------------------------------------------------------------------------
Pacific Rim Emerging Markets(A)   -41.10%   -12.39%           -7.35%         10/04/94
--------------------------------------------------------------------------------------
Emerging Small Company            -55.27%      N/A             2.24%         01/01/97
--------------------------------------------------------------------------------------
International Stock               -38.26%      N/A            -3.77%         01/01/97
--------------------------------------------------------------------------------------
Quantitative Equity(A)            -42.19%     7.40%            9.74%         04/30/87
--------------------------------------------------------------------------------------
Real Estate Securities(A)          -2.19%     4.72%           10.01%         04/30/87
--------------------------------------------------------------------------------------
Balanced                          -32.15%      N/A            -1.64%         01/01/97
--------------------------------------------------------------------------------------
Investment Quality Bond             1.09%     5.36%            6.13%         06/18/85
--------------------------------------------------------------------------------------
Money Market                       -4.71%     3.18%            3.48%         06/18/85
--------------------------------------------------------------------------------------

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996. B 10 year average annual return.

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
             (ASSUMING NO REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF SEPTEMBER 30, 2001

PORTFOLIO                          1 YEAR    5 YEAR      SINCE INCEPTION     INCEPTION
                                                          OR 10 YEARS,         DATE
                                                      WHICHEVER IS SHORTER
--------------------------------------------------------------------------------------
Pacific Rim Emerging Markets(A)   -35.94%   -11.70%           -7.07%         10/04/94
--------------------------------------------------------------------------------------
Emerging Small Company            -51.35%      N/A             3.06%         01/01/97
--------------------------------------------------------------------------------------
International Stock               -32.86%      N/A            -2.99%         01/01/97
--------------------------------------------------------------------------------------
Quantitative Equity(A)            -37.12%     8.21%            9.76%         04/30/87
--------------------------------------------------------------------------------------
Real Estate Securities(A)           6.34%     5.52%           10.03%         04/30/87
--------------------------------------------------------------------------------------
Balanced                          -26.22%      N/A            -0.85%         01/01/97
--------------------------------------------------------------------------------------
Investment Quality Bond             9.91%     6.17%            6.16%(B)      06/18/85
--------------------------------------------------------------------------------------
Money Market                        3.61%     3.97%            3.52%(B)      06/18/85
--------------------------------------------------------------------------------------

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B)  10 year average annual return.

                                    * * * * *

         In addition to the non-standardized returns quoted above, each of the sub-accounts may from time to time quote aggregate non-standardized total returns calculated in the same manner as set forth above for other time periods. From time to time the Trust may include in its advertising and sales literature general discussions of economic theories, including but not limited to, discussions on how demographic and political trends can affect the financial markets. Further, the Trust may also include in its advertising and sales literature specific information on each of the Trust's subadvisers, including but not limited to, research capabilities of a subadviser, assets under management, information relating to other clients of a subadviser, and other generalized information.


                                    SERVICES

INDEPENDENT AUDITORS

         The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, and the financial statements of Separate Account Two of The Manufacturers Life Insurance Company of America at December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PRINCIPAL UNDERWRITER

         Manulife Financial Securities LLC("Manulife Securities"), an indirect wholly owned subsidiary of MFC, serves as principal underwriter of the Contracts. Prior to January 1, 2002, ManEquity, Inc. ("ManEquity"), also an indirect wholly owned subsidiary of MFC, served as principal underwriter of the Contracts. For the years ended December 31, 2000, December 31 1999 and December 31, 1998, ManEquity received $51,458, $37,309 and $81,116, respectively, as compensation for sales by its registered representatives of variable annuity contracts issued by the Separate Account. These amounts were remitted to Manulife USA to reimburse it for commissions paid to such registered representatives. The total of all compensation received by ManEquity for sales of variable products, including products issued by the Separate Account, for the year ended December 31, 2000, was $64,146,543.

RESPONSIBILITIES OF MANUFACTURERS LIFE

         Manufacturers Life and Manulife USA have entered into an agreement with Manulife Securities pursuant to which Manufacturers Life or Manulife USA, on behalf of Manulife Securities, will pay the sales commissions in respect of the Contracts and certain other contracts issued by Manulife USA, prepare and maintain all books and records required to be prepared and maintained by Manulife Securities with respect to the Contracts and such other contracts, and send all confirmations required to be sent by Manulife Securities with respect to the Contracts and such other contracts. Manulife Securities will promptly reimburse Manufacturers Life or Manulife USA for all sales commissions paid by Manufacturers Life or Manulife USA and will pay Manufacturers Life or Manulife USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.

         MFC has also entered into a Service Agreement with Manulife USA pursuant to which MFC will provide to Manulife USA issue, administrative, general services and recordkeeping functions on behalf of Manulife USA with respect to all of its insurance contracts including the Contracts.

         Finally, Manulife USA may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which policies issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of an insured.

                              FINANCIAL STATEMENTS

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)







                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998








   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                           [MANULIFE FINANCIAL LOGO]

                       FINANCIAL STATEMENTS AND SCHEDULES
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                                    CONTENTS

Report of Independent Auditors...............................................  3
Audited Consolidated Financial Statements
     Consolidated Balance Sheets.............................................  4
     Consolidated Statements of Income.......................................  5
     Consolidated Statements of Changes in Capital and Surplus...............  6
     Consolidated Statements of Cash Flows...................................  7
Notes to Consolidated Financial Statements...................................  8

                         REPORT OF INDEPENDENT AUDITORS




THE BOARD OF DIRECTORS
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)


We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company (U.S.A) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.





Philadelphia, Pennsylvania                               /s/   ERNST & YOUNG LLP
March 23, 2001

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Balance Sheets


As at December 31 ($ millions)
ASSETS                                                                   2000        1999
-----------------------------------------------------------------------------------------
INVESTMENTS:
Securities available-for-sale, at fair value:
       Fixed-maturity (amortized cost: 2000  $9,580; 1999 $9,561)     $ 9,797     $ 9,358
       Equity (cost: 2000 $707; 1999 $622)                                852       1,106
Mortgage loans                                                          1,539       1,622
Real estate                                                               986       1,027
Policy loans                                                            1,998       1,843
Short-term investments                                                    715         284
-----------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                     $15,887     $15,240
-----------------------------------------------------------------------------------------
Cash and cash equivalents                                             $   164     $   131
Deferred acquisition costs                                              2,066       1,631
Deferred income taxes                                                     125         151
Due from affiliates                                                       261         504
Amount recoverable from reinsurers                                        572         679
Other assets                                                              677         882
Separate account assets                                                29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL ASSETS                                                          $49,433     $46,547
=========================================================================================
LIABILITIES, CAPITAL AND SURPLUS
-----------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                 $16,240     $15,894
Note payable                                                              200         200
Other liabilities                                                         764       1,001
Separate account liabilities                                           29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     $46,885     $44,424
=========================================================================================
CAPITAL AND SURPLUS:
Capital stock                                                         $     5     $     5
Retained earnings                                                       2,260       1,990
Accumulated other comprehensive income                                    283         128
-----------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                             $ 2,548     $ 2,123
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                $49,433     $46,547
=========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                         2000       1999       1998
--------------------------------------------------------------------------------
REVENUE:
     Premiums                                     $   814    $   881    $   848
     Fee income                                       958        746        584
     Net investment income                          1,135      1,121      1,100
     Realized investment gains                        137         27         51
     Other                                             --          5          5
--------------------------------------------------------------------------------
TOTAL REVENUE                                     $ 3,044    $ 2,780    $ 2,588
--------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims             $ 1,520    $ 1,412    $ 1,570
     Operating expenses and commissions               617        494        389
     Amortization of deferred acquisition costs       180         40        113
     Interest expense                                  34         25         14
     Policyholder dividends                           339        323        265
     Minority interest expense                         16         16         15
--------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                       $ 2,706    $ 2,310    $ 2,366
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                            338        470        222
--------------------------------------------------------------------------------
INCOME TAXES                                           90        177         82
--------------------------------------------------------------------------------
NET INCOME                                        $   248    $   293    $   140
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Changes in Capital And Surplus

                                                             ACCUMULATED OTHER       TOTAL
FOR THE YEARS ENDED DECEMBER 31       CAPITAL    RETAINED      COMPREHENSIVE      CAPITAL AND
($ millions)                           STOCK     EARNINGS      INCOME (LOSS)        SURPLUS
---------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998            $    5      $1,707           $ 128            $ 1,840
Comprehensive income                      --         140              21                161
Dividend to shareholder                   --        (150)             --               (150)
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998            $    5      $1,697           $ 149            $ 1,851
Comprehensive income                      --         293             (21)               272
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            $    5      $1,990           $ 128            $ 2,123
---------------------------------------------------------------------------------------------
Comprehensive income                      --         248             155                403
Contributed surplus                                   22                                 22
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000            $    5      $2,260           $ 283            $ 2,548
=============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                            2000         1999         1998
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income                                                          $    248     $    293     $    140
Adjustments to reconcile net income to net cash provided by
operating activities:
     Additions to policyholder liabilities and accruals                  330          404          410
     Deferred acquisition costs                                         (590)        (463)        (286)
     Amounts recoverable from reinsurers                                  23          334            9
     Amortization of deferred acquisition costs                          180           40          113
     Realized investment gains                                          (137)         (27)         (51)
     Decreases (additions) to deferred income taxes                       34          194            7
     Amounts due from (to) affiliates                                    259           22         (126)
     Other assets and liabilities, net                                  (158)         238            8
     Other, net                                                          (62)          59           25
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           $    127     $  1,094     $    249
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                   $  6,584     $  4,302     $  3,906
Fixed-maturity securities purchased                                   (6,792)      (4,763)      (3,730)
Equity securities sold                                                 1,185          303          290
Equity securities purchased                                           (1,012)        (349)        (284)
Mortgage loans advanced                                                 (187)        (148)        (453)
Mortgage loans repaid                                                    274          314          274
Real estate sold                                                         101           54           40
Real estate purchased                                                    (58)        (219)        (117)
Policy loans advanced, net                                              (155)        (133)        (145)
Short-term investments                                                  (431)        (251)          85
Separate account seed money                                               --           32           (2)
Other investments, net                                                   196         (355)          25
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                               $   (295)    $ (1,213)    $   (111)
------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances     $  1,336     $  1,263     $    668
Withdrawals from policyholder account balances                        (1,579)        (987)        (611)
Amounts due to affiliates                                                250           --           --
Net reinsurance (payable) recoverable                                     87         (158)         (86)
Dividend to shareholder                                                   --           --         (150)
Borrowed funds                                                           107           50           --
------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 $    201     $    168     $   (179)
------------------------------------------------------------------------------------------------------
CASH:
Increase (decrease) during the year                                       33           49          (41)
Balance, beginning of year                                               131           82          123
------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                $    164     $    131     $     82
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                The Manufacturers Life Insurance Company (U.S.A.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                            (IN MILLIONS OF DOLLARS)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"), which in turn is a wholly owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. . Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In June of 1999, the Company increased its ownership interest in its subsidiary, Manulife-Wood Logan Holding Co. Inc. ("MWL"), to 78.4% through the purchase of the 15% outside party interest. The purchase was at fair value and generated goodwill of $45.0, which is being amortized into income on a straight-line basis over 15 years.

      In December of 2000 and through an issue of shares, the Company acquired the remaining 21.6% minority interest in MWL from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value at the time of purchase and no goodwill was generated.


2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying consolidated financial statements of ManUSA have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include accounts and operations, after intercompany eliminations, of ManUSA and its subsidiaries.

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

      b) RECENT ACCOUNTING STANDARDS

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement also addresses contracts that contain embedded derivatives, such as certain insurance contracts. In July 1999, the FASB issued Statement No. 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 which made certain changes to the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133.

      Effective January 1, 2001, all derivatives instruments will be reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the nature of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges will be recognized in current period earnings.

      Based on the Company's derivative positions as at December 31, 2000, the Company estimates that there will be no material impact to the income statement upon adoption of this new accounting standard.

      As formal interpretations of this new standard continue to be issued by the FASB, the Company is continuing its analysis of insurance products in order to identify embedded derivatives that may require bifurcation under the statement. Any embedded derivatives identified and that require bifurcation will be marked to market through earnings

      c) INVESTMENTS

      The Company classifies all of its fixed-maturity and equity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Temporary changes in the fair value of securities available-for-sale are reflected directly in other comprehensive income after adjustments for deferred taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability. Discounts and premiums on investments are amortized using the effective interest method.

      Mortgage loans are reported at unpaid principal balances, net of a provision for losses. The provision for losses is established for mortgage loans which are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

      Interest on fixed-maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premiums or discount. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on ex-dividend dates.

      Real estate held for investment is carried at cost, less accumulated depreciation and provisions for impairment and write-downs, if applicable. Real estate held for sale is carried at the lower of cost or market value where changes in estimates of market value are recognized as realized gains or losses in the income statement.

      Policy loans are reported at aggregate unpaid balances, which approximate fair value.

      Short-term investments include investments with maturities of less than one year at the date of acquisition.

      d) CASH EQUIVALENTS

      The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

      e) DEFERRED ACQUISITION COSTS ("DAC")

      Commissions and other expenses, which vary with and are primarily related to the production of new business, are deferred to the extent recoverable from future gross profits and included as an asset. DAC associated with variable annuity and variable life insurance contracts, universal life insurance contracts, investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The amortization is adjusted retrospectively when current gross profits or estimates of future gross profits are revised. DAC associated with all other insurance contracts is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on current and estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The equity impact of any such adjustments is included in net unrealized gains (losses) in other comprehensive income. DAC is reviewed annually to determine recoverability from future income. To the extent that the DAC is assessed as not recoverable, it is immediately expensed.

      f) POLICYHOLDER LIABILITIES

      Policyholder liabilities for traditional non-participating life insurance policies are computed using the net level premium method. The calculations are based upon estimates as to future mortality, morbidity, persistency, maintenance expenses, and interest rate yields that were applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

      For payout annuities in loss recognition, policyholder liabilities are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net unrealized gains associated with the underlying assets.

      For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. Policy charges, which compensate the Company for future services, are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC.

      For traditional participating life insurance policies, policyholder liabilities are computed using the net level premium reserve for death and endowment policy benefits. Mortality and interest assumptions are the same as the non-forfeiture benefit assumptions at the time the policy was issued. Interest rate assumptions used in the calculation of the liabilities for traditional participating life insurance policies range from 2.5% to 7.0%.

      As of December 31, 2000, participating insurance expressed as a percentage of insurance in force is 66.3%. The amount of policyholders' dividends to be paid is approved annually by Manulife Financial's Board of Directors. The aggregate amount of policyholders' dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year, and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value as at December 31, 2000.

      g) SEPARATE ACCOUNTS

      Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to group pension business as well as for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements.

      h) REVENUE RECOGNITION

      Premiums on long-duration life insurance contracts are recognized as revenue when due. Premiums on short-duration contracts are earned over the related contract period.

      Receipts on variable annuity and variable life contracts, universal life insurance contracts, and investment contracts are reported as deposits to account values as described in note 2(f) and not as premiums. Revenue from these policies consists of policy charges for the cost of insurance, expenses and surrender charges that have been assessed against the policyholder account values. Policy charges that are designed to compensate the Company for future services are deferred and recognized in income over the period benefited, using the same assumptions used to amortize DAC.

      Net premiums on limited-payment contracts are recognized as revenue and the difference between the gross premium received and the net premium is deferred and recognized in income based on either a constant relationship to insurance in force or the present value of annuity benefits, depending on the product type.

      Investment income is recorded as revenue when due.

      i) EXPENSES

      Expenses for variable annuity and variable life contracts, and for universal life insurance contracts include interest credited to policyholder account values and benefit claims incurred during the period in excess of policyholder account values.

      j) REINSURANCE

      The Company routinely utilizes reinsurance transactions to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance, and modified co-insurance. Reinsurance premiums, policy charges for cost of insurance, and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, fees, and claims are reported net of reinsured amounts. Amounts paid with respect to ceded reinsurance contracts are reported as reinsurance receivables in other assets.

      k) INCOME TAX

      Income taxes have been provided for in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109"), "Accounting for Income Taxes." ManUSA joins its direct parent, Manulife Reinsurance Corporation (U.S.A.), its indirect parent, The Manufacturers Investment Corporation, and its subsidiary, The Manufacturers Life Insurance Company of America, in filing a U.S. consolidated income tax return as a life insurance group under the provisions of the Internal Revenue Service. A separate life insurance group for certain of ManUSA's subsidiaries is also in place. In accordance with the income tax-sharing agreements, the Company's income tax provision (or benefit) is computed as if ManUSA and the companies within the two groups filed separate income tax returns. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities, and their recorded amounts for financial reporting purposes.

      l) FOREIGN EXCHANGE

      The balance sheet and statement of income of the Company's foreign operations as well as non-U.S. dollar investments are translated into U.S. dollars using the current exchange and average exchange rates respectively. Translation adjustments are included in accumulated other comprehensive income (loss).

      m) DERIVATIVES

      The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. These derivatives are designated and effective as hedges, as there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on these derivatives are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions established as hedges but no longer considered hedges are included in income from the date at which they are no longer considered to be hedges.

      The Company also uses derivatives to manage foreign currency exposures associated with expected future policy maintenance and acquisition expenses relating to the current inforce block of business. These derivatives are designated as non-hedges. Realized and unrealized gains and losses on these derivatives are included in income.

      Derivative income and expenses are included in investment income in the Consolidated Statements of Income. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, with deferred realized net gains presented as such in the Consolidated Balance Sheets.


3.    INVESTMENTS AND INVESTMENT INCOME

      a) FIXED-MATURITY AND EQUITY SECURITIES

      At December 31, 2000, all fixed-maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                 GROSS                  GROSS
                                    AMORTIZED COST          UNREALIZED GAINS       UNREALIZED LOSSES           FAIR VALUE
AS AT DECEMBER 31
($ millions)                        2000         1999         2000       1999       2000         1999         2000         1999
-------------------------------------------------------------------------------------------------------------------------------
Fixed-maturity securities:
U.S. government                  $ 1,240      $ 1,440      $   103    $    23    $    --      $   (57)     $ 1,343      $ 1,406
Foreign governments                1,730        1,677          204         81         --          (16)       1,934        1,742
Corporate                          5,561        5,323          111         56       (215)        (254)       5,457        5,125
Asset - backed                     1,049        1,121           21          4         (7)         (40)       1,063        1,085
-------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY               9,580        9,561          439        164       (222)        (367)       9,797        9,358
SECURITIES
-------------------------------------------------------------------------------------------------------------------------------
 Equity securities               $   707      $   622      $   210    $   524    $   (65)     $   (40)     $   852      $ 1,106
-------------------------------------------------------------------------------------------------------------------------------

      Proceeds from sales of fixed-maturity securities during 2000 were $6,583.5 (1999 - $4,302.4 and 1998 - $3,906.1). Gross gains and losses of $70.7 and
      $241.9 respectively, were realized on those sales (1999 - $49.0 and $166.7 respectively, 1998 - $90.6 and $90.4 respectively).

      Proceeds from the sale of equity securities during 2000 were $1,185.2 (1999 - $303.3 and 1998 - $290.0). Gross gains and losses of $319.2 and
      $59.8 respectively, were realized on those sales (1999 - $84.0 and $38.7 respectively, 1998 - $47.4 and $45.0 respectively).

      The contractual maturities of fixed-maturity securities at December 31, 2000 are shown below.

AS AT DECEMBER 31, 2000
($ millions)
                                                                     AMORTIZED COST       FAIR VALUE
----------------------------------------------------------------------------------------------------
Fixed-maturity securities, excluding mortgage-backed securities:
     One year or less                                                   $    230           $    228
     Greater than 1; up to 5 years                                         1,134              1,144
     Greater than 5; up to 10 years                                        2,425              2,429
     Due after 10 years                                                    4,742              4,933
Asset - backed securities                                                  1,049              1,063
----------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY SECURITIES                                         $  9,580           $  9,797
----------------------------------------------------------------------------------------------------

      Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

      b) MORTGAGE LOANS

      Mortgage loans are reported at amortized cost, net of a provision for losses. The impaired mortgage loans and the related allowance for mortgage loan losses were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000        1999
--------------------------------------------------------------------------------
IMPAIRED LOANS                                               $ 80        $ 86
--------------------------------------------------------------------------------
Allowance, January 1                                         $ 57        $106

Deductions                                                     (6)        (49)
--------------------------------------------------------------------------------
ALLOWANCE, DECEMBER 31                                       $ 51        $ 57
--------------------------------------------------------------------------------

      c) INVESTMENT INCOME

      Income by type of investment was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ MILLIONS)                                2000           1999           1998
--------------------------------------------------------------------------------
Fixed-maturity securities                $   727        $   726        $   729

Equity securities                             60             18             16

Mortgage loans                               126            149            156

Investment real estate                        95             71             62

Other investments                            184            195            164
--------------------------------------------------------------------------------
Gross investment income                    1,192          1,159          1,127

Investment expenses                          (57)           (38)           (27)
--------------------------------------------------------------------------------
NET INVESTMENT INCOME                    $ 1,135        $ 1,121        $ 1,100
--------------------------------------------------------------------------------

4.    COMPREHENSIVE INCOME

      a) COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                     2000       1999       1998
-------------------------------------------------------------------------------------------
NET INCOME                                                      $ 248      $ 293      $ 140
-------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX:
  Unrealized holding gains (losses) arising during the year        73         (4)        54
    Foreign currency translation                                   (7)         1         --
    Less:
    Reclassification adjustment for realized gains and losses
       Included in net income                                     (89)        18         33
-------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                 155        (21)        21
-------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                            $ 403      $ 272      $ 161
-------------------------------------------------------------------------------------------

      Other comprehensive income (loss) is reported net of tax (benefit) expense of ($87), $30, and $(11) for 2000, 1999, and 1998, respectively.

      Accumulated other comprehensive income is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                                      $ 132        $ 154
     Current period change                                    158          (22)
--------------------------------------------------------------------------------
     Ending balance                                         $ 290        $ 132
--------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                                      $  (4)       $  (5)
     Current period change                                     (3)           1
--------------------------------------------------------------------------------
     Ending balance                                         $  (7)       $  (4)
--------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME                      $ 283        $ 128
================================================================================

      b) UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE

      Net unrealized gains (losses) on fixed-maturity and equity securities included in other comprehensive income were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
Gross unrealized gains                                     $  688       $  753

Gross unrealized losses                                      (340)        (439)

DAC and other amounts required to satisfy policyholder         53         (117)
      liabilities

Deferred income taxes                                        (111)         (65)
--------------------------------------------------------------------------------
NET UNREALIZED GAINS ON SECURITIES AVAILABLE-FOR-SALE      $  290       $   32
--------------------------------------------------------------------------------

5.    DEFERRED ACQUISITION COSTS

      The components of the change in DAC were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                               2000           1999
--------------------------------------------------------------------------------
Balance, January 1                                      $ 1,631        $ 1,078
Capitalization                                              590            463
Accretion of interest                                        92             82
Amortization                                               (272)          (122)
Effect of net unrealized gains on securities                 25            130
       available-for-sale
Currency Translation                                         --             --
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31                                    $ 2,066        $ 1,631
================================================================================

6.    INCOME TAXES

      The components of income tax expense (benefit) were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                          2000      1999       1998
--------------------------------------------------------------------------------
Current expense (benefit)                           $   56    $  (17)    $   75

Deferred expense (benefit)                              34       194          7
--------------------------------------------------------------------------------
TOTAL EXPENSE                                       $   90    $  177     $   82
================================================================================

      Income before federal income taxes differs from taxable income principally due to tax-exempt investment income, dividends received tax deductions, differences in the treatment of policy acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

      Included in the current benefit for 2000 is a $28.9 one time reduction of tax expense for periods prior to 2000. This resulted from a new IRS technical memorandum clarifying the treatment of dividends received deduction for Separate Accounts. The tax benefit pertaining to 2000 earnings is $9.1.

      The Company's deferred income tax asset (liability), which results from tax effecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                   2000       1999       1999
-----------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:

     Differences in computing policy reserves                $  630     $  635     $  850

     Investments                                                 --         --         85

     Policyholder dividends payable                              11          9         11

     Net capital loss                                             6         --         --

     Net operating loss                                          41         --         --

     Other deferred tax assets                                   19         --         10
-----------------------------------------------------------------------------------------
Deferred tax assets                                          $  707     $  644     $  956
-----------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

     Deferred acquisition costs                              $  340     $  244     $  103

     Unrealized gains on securities available-for-sale          140        189        387

     Premiums receivable                                         13         14         19

     Investments                                                 47         14         --

     Other deferred tax liabilities                              42         32         72
-----------------------------------------------------------------------------------------
Deferred tax liabilities                                     $  582     $  493     $  581
-----------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                      $  125     $  151     $  375
-----------------------------------------------------------------------------------------

      The Company files a consolidated federal income tax return. ManUSA and its subsidiaries file separate state income tax returns. The method of allocation among the companies is subject to a written tax sharing agreement under which the tax liability is allocated to each member on a pro rata basis based on the relationship that the member's tax liability (computed on a separate return basis) bears to the tax liability of the consolidated group. The tax charge to each of the respective companies will not be more than that company would have paid on a separate return basis. Settlements of taxes are made through an increase or reduction to the payable to parent, subsidiaries and affiliates, which is settled periodically.

      At December 31, 2000, the Company has operating loss carry forwards of $116 that will begin to expire in 2014, and capital loss carry forwards of $18 that are available for carry back.

7.    NOTE PAYABLE

      On December 29, 1997, the Company issued a surplus debenture for $200,000 plus interest at 7.93% per annum to Manufacturers Investment Corporation ("MIC"), an indirect parent company. The surplus debenture matures on February 1, 2022. Except in the event of insolvency or winding-up of the Company, the instrument may not be redeemed by the Company during the period of five years from date of issue without the approval of the Office of the Superintendent of Financial Institutions of Canada. Interest accrued and expensed was $16 for each of 2000, 1999, and 1998. Interest paid was $9, $16, and $9 for 2000, 1999, and 1998, respectively.

8.    CAPITAL AND SURPLUS

      Capital Stock is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                     2000      1999
--------------------------------------------------------------------------------
AUTHORIZED:
   50,000,000 Preferred shares, Par value $1.00                     -         -
   50,000,000 Common shares, Par value $1.00
--------------------------------------------------------------------------------
ISSUED AND OUTSTANDING:
   100,000 Preferred shares
   4,711,772 Common shares (4,544,504 in 1999)                      5         5
================================================================================

      Pursuant to an agreement dated December 31, 2000, ManUSA purchased from MRL-LLC all of MRL-LLC's 21.6% interest in Manulife Wood Logan Holdings. In exchange, ManUSA transferred 167,268 of its common shares to MRL-LLC and forgave a promissory note owed by MRL-LLC amounting to $52 plus accrued interest. The result was a $22 addition to the Company's contributed surplus. The agreement permits the use of estimates in determining the value of the shares exchanged until, at a mutually agreed upon date, a final valuation of the respective companies is performed. As a result of the valuation, there may be a future adjustment to the number of shares transferred.

      ManUSA and its life insurance subsidiaries are subject to statutory limitations on the payment of dividends. Dividend payments in excess of prescribed limits cannot be paid without the prior approval of U.S. insurance regulatory authorities.

      Net (loss) income and capital and surplus, as determined in accordance with statutory accounting principles for ManUSA and its life insurance subsidiaries were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                      2000         1999         1998
------------------------------------------------------------------------------------------------
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A):
   Net income                                                  $   200      $   132      $    87
   Net capital and surplus                                       1,384        1,560        1,305
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA:
   Net (loss) income                                           $   (59)     $    (3)     $    28
   Net capital and surplus                                         152          171          158
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA:
   Net (loss) income                                           $   (19)     $     6      $   (24)
   Net capital and surplus                                         120          137          122
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK:
   Net (loss) income                                                (3)           1           (6)
   Net capital and surplus                                          61           64           63
------------------------------------------------------------------------------------------------

      The National Association of Insurance Commissioners has revised the Accounting Practices and Procedure Manual in a process referred to as Codification effective for January 1, 2001. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that ManUSA and its life insurance subsidiaries use in preparing their statutory-basis financial statements. The cumulative effect of such changes will be reported as an adjustment to statutory-basis capital and surplus as of January 1, 2001. The effect of adopting these changes has not resulted in a significant reduction in the statutory-basis capital and surplus of ManUSA nor of its life insurance subsidiaries.

      As a result of the demutualization of Manufacturers Life, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. These restrictions generally take the form of a fixed percentage of the policyholder dividends. The transfers are governed by the terms of Manufacturers Life's Plan of Demutualization.

9.    EMPLOYEE BENEFITS

      a) EMPLOYEE RETIREMENT PLAN

      The Company sponsors a non-contributory pension plan, the Cash Balance Plan ("the Plan"), which provides pension benefits based on length of service and final average earnings. Pension benefits are provided to those participants after three years of vesting service, and the normal retirement benefit is actuarially equivalent to the cash balance account at normal retirement date. The normal form of payment under the Plan is a life annuity, with various optional forms available. Vested benefits are fully funded; current pension costs are funded as they accrue.

      Actuarial valuation of accumulated plan benefits are based on projected salaries and best estimates of investment yields on plan assets, mortality of participants, employee termination and ages at retirement. Pension costs that relate to current service are charged to earnings in the current period. Experience gains and losses are amortized to income over the estimated average remaining service lives of the participants. No pension expense was recognized in 2000, 1999, or 1998 because the plan was subject to the full funding limitation under the Internal Revenue Code.

      At December 31, 2000, the projected benefit obligation of the plan based on an assumed interest rate of 7.25% was $52. The fair value of plan assets is $81.

      The Company also sponsors an unfunded supplemental cash balance plan ("the Supplemental Plan") for its executives. This non-qualified plan provides defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. This plan covers the Company employees and selected executives. Pension benefits are provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415. Contribution credits vary by service, and interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year. These annual contribution credits are made in respect of the participant's compensation that is in excess of the limit in Internal Revenue Code
      Section 401(a)(17). In addition, a one-time contribution may be made for a participant if it is determined at the time of their termination of employment that the participant's pension benefit under the Plan is limited by Internal Revenue Code Section 415. Together, these contributions serve to restore to the participant the benefit that he / she would have been entitled to under the Plan's benefit formula but for the limitation in Internal Revenue Code Sections 401(a)(17) and 415.

      Benefits under the Supplemental Plan are provided to participants after three years. The default form of payment under this plan is a lump sum although participants may elect to receive payment in the form of an annuity provided that such election is made within the time period prescribed in the plan. If an annuity form of payment is elected, the amount payable is equal to the actuarial equivalent of the participant's balance under the Supplemental Plan, using the factors and assumptions for determining immediate annuity amounts applicable to the participant under the Plan.

      At December 31, 2000, the projected benefit obligation to the participants of the Supplemental Plan was $22. This is based on an assumed interest rate of 7.25%.

      Prior to July 1, 1998, the Company also participated in an unfunded Supplemental Executive Retirement Plan ("Manulife SERP") sponsored by Manufacturers Life for executives. This was a non qualified plan that provided defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. The Manulife SERP covered the Company's employees and selected executives of MNA. Pension benefits were provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415.

      b) 401(K) PLAN

      The Company sponsors a defined contribution 401(k) Savings Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company contributed $1 for each of 2000, 1999, and 1998.

      c) DEFERRED COMPENSATION PLAN

      The Company has deferred compensation incentive plans open to all branch managers and qualified agents. There are no stock option plans involving stock of ManUSA.

      d) POSTRETIREMENT BENEFIT PLAN

      In addition to the retirement plans, the Company sponsors a postretirement benefit plan, which provides retiree medical and life insurance benefits to those who have attained age 55 with 10 or more years of service. The plan provides the medical coverage for retirees and spouses under age 65. Medicare provides primary coverage and the plan provides secondary coverage. There is no contribution for post-age 65 coverage and no contributions are required for retirees for life insurance coverage. The plan is unfunded.

      The Company accounts for its retiree benefit plan using the accrual method.

      The postretirement benefit cost for the year ended December 31, 2000 was $2. This amount includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN

      Information applicable to the Employee Retirement Plan and the Postretirement Benefit Plan, determined in accordance with GAAP as estimated by a consulting actuary for the December 31 year end of the respective plans, is as follows:

                                                   EMPLOYEE                 POSTRETIREMENT
                                                  RETIREMENT                   BENEFIT
                                                     PLAN                       PLAN
AS OF DECEMBER 31                           ---------------------------------------------------
(in thousands)                                 2000          1999          2000          1999
-----------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year     $(68,410)     $(67,253)     $(16,966)     $(19,893)
Service cost                                  (2,202)       (2,288)         (482)         (613)
Interest cost                                 (5,044)       (4,575)       (1,150)       (1,082)
Amendments                                    (1,011)           --            --            --
Actuarial gain (loss)                         (2,629)         (854)           60         3,903
Benefits paid                                  5,497         6,560           658           719
-----------------------------------------------------------------------------------------------
Benefits obligation at end of year          $(73,799)     $(68,410)     $(17,880)     $(16,966)
-----------------------------------------------------------------------------------------------

                                                             EMPLOYEE                 POSTRETIREMENT
                                                            RETIREMENT                   BENEFIT
                                                               PLAN                        PLAN
AS OF DECEMBER 31                                     ---------------------------------------------------
(in $thousands)                                           2000          1999          2000          1999
---------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year        $ 86,777      $ 84,686      $     --      $     --
Actual return on plan assets                            (1,618)        7,428            --            --
Employer contribution                                    1,320         1,223           658           719
Benefits paid                                           (5,497)       (6,560)         (658)         (719)
---------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year              $ 80,982      $ 86,777      $     --      $     --
---------------------------------------------------------------------------------------------------------
Funded status                                         $  7,183      $ 18,367      $(17,880)     $(16,966)
Unrecognized transition obligation (asset)              (8,455)      (10,778)           --            --
Unrecognized actuarial loss (gain)                      15,580         4,303       (14,695)      (15,621)
Unrecognized prior service cost                          3,187         2,437            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Amounts recognized in statement of financial
   position of the Company consist of:
   Prepaid benefit cost                               $ 34,082      $ 29,934      $     --      $     --
   Accrued benefit liability                           (21,130)      (20,741)      (32,575)      (32,587)
   Intangible asset                                        928         1,172            --            --
   Accumulated other comprehensive income                3,615         3,964            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Other comprehensive income attributable to change     $   (349)           --            --            --
in additional minimum liability recognition
---------------------------------------------------------------------------------------------------------

* Amount is net of retiree contributions.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN (CONTINUED)

                                          EMPLOYEE             POSTRETIREMENT
                                         RETIREMENT               BENEFIT
                                            PLAN                   PLAN
                                      -----------------------------------------
AS OF DECEMBER 31                      2000        1999        2000        1999
--------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                         7.25%       7.50%       7.25%       7.50%
Expected return on plan assets        8.50%       8.50%        n/a         n/a
Rate of compensation increase         5.00%       5.00%       5.00%       5.00%

      On December 31, 2000, the accrued postretirement benefit cost was $18. The postretirement benefit obligation for eligible active employees was $2. The amount of the postretirement benefit obligation for ineligible active employees was $4. For measurement purposes as of December 31, 2000, an 8 % and 10 % annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 for pre-65 and post-65 coverages, respectively. These rates were assumed to decrease gradually to 5 % in 2006 and 2010, respectively, and remain at those levels thereafter.

                                                                   EMPLOYEE               POSTRETIREMENT
AS OF DECEMBER 31                                                 RETIREMENT                 BENEFIT
(IN THOUSANDS)                                                       PLAN                      PLAN
                                                             -----------------------------------------------
                                                                 2000         1999         2000         1999
------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST FOR PLAN SPONSOR
Service cost                                                 $  2,202     $  2,288     $    483     $    613
Interest cost                                                   5,044        4,575        1,150        1,082
Expected return on plan assets                                 (7,181)      (7,088)          --           --
Amortization of net transition obligation                      (2,323)      (2,323)          --           --
Amortization of prior service cost                                262          221
Recognized actuarial loss (gain)                                  150          343         (986)        (892)
------------------------------------------------------------------------------------------------------------
Net periodic (benefit) cost                                  $ (1,846)    $ (1,984)    $    647     $    803
------------------------------------------------------------------------------------------------------------

      The projected benefit obligation in excess of plan assets, the accumulated benefit obligation in excess of plan assets, and the fair value of plan assets for the Supplemental Plan were $22, $21, and $0 respectively, as of December 31, 2000 and $21, $22, and $0 respectively, as of December 31, 1999.

      The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 2000 values:

                                                            100 BASIS-POINT     100 BASIS-POINT
(in thousands)                                                 INCREASE            DECREASE
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Effect on total of service and interest cost components         $   275             $  (214)
Effect on postretirement benefit obligation                     $ 2,521             $(2,036)
-----------------------------------------------------------------------------------------------

10.   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company uses a variety of off-balance sheet financial instruments as part of its efforts to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. Those instruments include interest rate exchange agreements and foreign currency forward contracts. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

      The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e. the cost to replace the contract at current market rates should the counterparty default prior to the settlement date). To limit exposure associated with counterparty nonperformance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties.

      INTEREST RATE EXCHANGE AGREEMENTS (SWAPS AND FLOORS)

      The Company enters into interest rate exchange agreements to reduce and manage interest rate risk associated with individual assets and liabilities, and its overall aggregate portfolio. These interest rate exchange agreements consist primarily of interest rate swap agreements and interest rate floors. The amounts to be received or paid pursuant to these agreements are accrued and recognized in the accompanying statements of operations through an adjustment to investment income, as appropriate, over the lives of the agreements. Gains or losses realized on closed or terminated agreements accounted for as hedges are deferred and amortized to investment income on a straight-line basis over the shorter of the lives of the agreements or the expected remaining lives of the underlying assets or liabilities.

      FOREIGN CURRENCY FORWARDS

      The Company uses foreign currency forward contracts to hedge some of the foreign exchange risk resulting from the fact that it generates revenue and holds assets in U.S. dollars, but incurs a significant portion of its maintenance expense in Canadian dollars. A foreign currency forward contract obligates the Company to deliver a specified amount of currency on a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials.

      Outstanding derivatives with off-balance sheet risks are as follows:

                                               NOTIONAL OR
AS AT DECEMBER 31                            CONTRACT AMOUNTS       CARRYING VALUE        FAIR VALUE
($ millions)                                 2000        1999       2000      1999      2000      1999
--------------------------------------------------------------------------------------------------------
Interest rate & currency swaps & floors     $1,008      $  869     $    5    $   (2)   $    5    $   (2)

Interest rate option written                    22          22         --        --        --        --

Equity Contracts                                68          --         (1)       --        (1)       --

Currency forwards                            1,125         973          5        32         5        32
--------------------------------------------------------------------------------------------------------
TOTAL DERIVATIVES                           $2,223      $1,864     $    9    $   30    $    9    $   30
========================================================================================================

      Fair value of off-balance sheet derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contract at the balance sheet date, including the current unrealized gains (losses) on the instruments. Fair values of the agreements were based on estimates obtained from the individual counterparties.

11.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying values and the estimated fair values of the Company's financial instruments at December 31, 2000 were as follows:

($ millions)                                    CARRYING VALUE      FAIR VALUE
--------------------------------------------------------------------------------
ASSETS:
   Fixed-maturity and equity securities            $ 10,649          $ 10,649
   Mortgage loans                                     1,539             1,626
   Policy loans                                       1,998             1,998
   Derivative financial instruments                       9                 9
   Separate account assets                           29,681            29,681
LIABILITIES:
   Insurance investment contracts                  $  1,550          $  1,517
   Separate account liabilities                      29,681            29,681
--------------------------------------------------------------------------------

      The following methods and assumptions were used to estimate the fair values of the above financial instruments:

      FIXED-MATURITY AND EQUITY SECURITIES: Fair values of fixed-maturity and equity securities were based on quoted market prices, where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

      MORTGAGE LOANS: Fair value of mortgage loans was estimated using discounted cash flows and took into account the contractual maturities and discount rates which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

      POLICY LOANS: Carrying values approximate fair values.

      DERIVATIVE FINANCIAL INSTRUMENTS: Fair values of derivative financial instruments were based on estimates obtained from the individual counterparties.

      INSURANCE INVESTMENT CONTRACTS: Fair value of insurance investment contracts which do not subject the Company to significant mortality or morbidity risks was estimated using cash flows discounted at market rates.

      SEPARATE ACCOUNT ASSETS AND LIABILITIES: The carrying amounts in the balance sheet for separate account assets and liabilities approximate their fair value.

12.   RELATED PARTY TRANSACTIONS

      The Company has formal service agreements with ManUSA's indirect parent, Manufacturers Life, which can be terminated by either party upon two months' notice. Under the various agreements, the Company will pay direct operating expenses incurred by Manulife Financial on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $243, $194, and $171 in 2000, 1999, and 1998, respectively.

      Manulife Financial provides a claims paying guarantee to most U.S. policyholders.

      On September 23, 1997, the Company entered into a reinsurance agreement with Manulife Reinsurance Limited ("MRL"), an affiliated life insurance company domiciled in Bermuda, to reinsure a closed block of participating life insurance business. As there was an insufficient transfer of mortality risk between the Company and MRL, the agreement was classified as financial reinsurance and given deposit-type accounting treatment. Title to the assets supporting this block of business was transferred to MRL under the terms of the agreement. Included in amounts due from affiliates is $568 (1999 - $562) representing the receivable from MRL for the transferred assets.

      The Company loaned $20 to MRL pursuant to a promissory note dated September 29, 2000. The loan is due on September 29, 2005 with interest calculated at 7.30% per annum, payable quarterly starting December 15, 2000.

      Pursuant to a promissory note dated June 12, 2000, the Company loaned $7 to MRL. Principal and accrued interest are payable on June 12, 2003. Interest on the loan calculated at 7.65% is payable semi-annually starting August 1, 2000.

      Pursuant to a promissory note and a credit agreement dated December 19, 2000, the Company received a loan of $250 ($375 Canadian) from an affiliate, Manulife Hungary Holdings KFT. The maturity date with respect to any advances is set at 365 days after the date of the advancement. Interest on the loan is calculated at the fluctuating rate to be equivalent to LIBOR plus 25 basis points and is payable quarterly starting March 28, 2001.

13.   REINSURANCE

      In the normal course of business, the Company assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

      The effects of reinsurance on premiums with unrelated insurance companies were as follows:

FOR THE YEARS ENDED DECEMBER 31                    2000       1999       1998
($ millions)
--------------------------------------------------------------------------------
Direct premiums                                   $  963     $  976     $  908

Reinsurance assumed                                   14         12         --

Reinsurance ceded                                   (163)      (107)       (60)
--------------------------------------------------------------------------------
TOTAL PREMIUMS                                    $  814     $  881     $  848
--------------------------------------------------------------------------------

      Reinsurance recoveries on ceded reinsurance contracts were $186.9, $32.9, and $41.2 during 2000, 1999, and 1998, respectively.

14.   CONTINGENCIES

      In 1999, the Company settled a class action lawsuit related to policies sold on a "vanishing premium" basis. As a result of the settlement, the Company has agreed to pay special enhancements for certain policies beginning on or after July 1, 1999. The present value of these payments has an expected value of $150. In addition, the Company will pay $50 to policyholders as part of a claims resolution process and has agreed, subject to certain conditions, to not reduce dividends for a period of 3 years and to maintain the program of voluntary enhancements that was previously implemented. The voluntary enhancements have an expected present value of $300. Management believes that these provisions are also adequate to address the remaining class actions and individual actions, including actions that may result from policyholders who have opted out of class settlement. However, there can be no assurance that these legal proceedings or any further litigation relating to life insurance pricing and sales practices will not have a material adverse effect on the Company's business, financial conditions or results of operation.

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company is subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)




                  CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000




   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                            [MANULIFE FINANCIAL LOGO]

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
CONSOLIDATED BALANCE SHEETS

                                                                               AS AT               AS AT
                                                                        SEPTEMBER 30         DECEMBER 31
ASSETS  ($ millions)                                                            2001                2000
--------------------------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
INVESTMENTS
   Securities available-for-sale, at fair value
       Fixed-maturity (amortized cost:  2001 $9,568 ; 2000 $9,580)      $     10,085       $      9,797
       Equity (cost:  2001 $ 956 ; 2000 $707)                                    833                852
   Mortgage loans                                                              1,629              1,539
   Real estate                                                                   964                986
   Policy loans                                                                2,171              1,998
   Short-term investments                                                        863                715
--------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                       $     16,545       $     15,887
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                               $         26       $        164
Deferred acquisition costs                                                     2,224              2,066
Deferred income taxes                                                            144                125
Due from affiliates                                                              276                261
Amounts recoverable from reinsurers                                              821                572
Other assets                                                                     583                677
Separate account assets                                                       26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $     46,847       $     49,433
========================================================================================================

LIABILITIES, CAPITAL AND SURPLUS  ($ millions)
--------------------------------------------------------------------------------------------------------
LIABILITIES:
   Policyholder liabilities and accruals                                $     17,331       $     16,240
   Note payable                                                                  200                200
   Other liabilities                                                             650                764
   Separate account liabilities                                               26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       $     44,409       $     46,885
--------------------------------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
   Capital stock                                                        $          5       $          5
   Retained earnings                                                           2,345              2,260
   Accumulated other comprehensive income                                         88                283
--------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                               $      2,438       $      2,548
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                  $     46,847       $     49,433
========================================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
Consolidated Statements of (Loss) Income (UNAUDITED)

                                                        THREE MONTHS ENDED      NINE MONTHS ENDED
                                                           SEPTEMBER 30            SEPTEMBER 30

($ millions)                                              2001        2000        2001        2000
--------------------------------------------------------------------------------------------------
REVENUE:
     Premiums                                           $  203      $  196      $  594      $  613
     Fee income                                            222         244         678         702
     Net investment income                                 283         287         835         846
     Realized investment gains (losses)                     22         (24)        109         129
     Other                                                   1           2           3          --
--------------------------------------------------------------------------------------------------
TOTAL REVENUE                                           $  731      $  705      $2,219      $2,290
--------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                   $  443      $  393      $1,191      $1,249
     Operating expenses and commissions                    135         148         427         446
     Amortization of deferred acquisition costs             89          52         204          97
     Interest expense                                        7           4          23          13
     Policyholder dividends                                 91          87         258         251
     Minority interest expense                              --          13          --          19
--------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                             $  765      $  697      $2,103      $2,075

--------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAX (RECOVERY) EXPENSE      $  (34)     $    8      $  116      $  215
--------------------------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE                           $  (14)     $  (27)     $   31      $   46

--------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                       $  (20)     $   35      $   85      $  169
--------------------------------------------------------------------------------------------------

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)

                                                         ACCUMULATED
                                                            OTHER
                                 CAPITAL    RETAINED    COMPREHENSIVE    TOTAL CAPITAL
($millions)                       STOCK     EARNINGS       INCOME         AND SURPLUS
--------------------------------------------------------------------------------------
Balance at December 31, 2000      $   5     $  2,260       $  283           $ 2,548
Comprehensive income                 --           85         (195)             (110)
--------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2001       $   5     $  2,345       $   88           $ 2,438
======================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CASH FLOWS  (UNAUDITED)

                                                                                                   NINE MONTHS ENDED
                                                                                                      SEPTEMBER 30
($ millions)                                                                                         2001          2000
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                                       $     85      $    169
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
     Additions to policyholder liabilities and accruals                                               306           237
     Deferred acquisition costs                                                                      (390)         (446)
     Amortization of deferred acquisition costs                                                       204            97
     Amounts recoverable from reinsurers                                                               (6)           72
     Realized investment gains                                                                       (109)         (129)
     Decreases (additions) to deferred income taxes                                                    40           (25)
     Amounts due from affiliates                                                                       34           367
     Other assets and liabilities, net                                                               (173)         (295)
     Other, net                                                                                        87            50
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                              $     78      $     97
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                                                $  7,511      $  4,355
Fixed-maturity securities purchased                                                                (7,454)       (4,682)
Equity securities sold                                                                                180           692
Equity securities purchased                                                                          (419)         (458)
Mortgage loans advanced                                                                              (212)         (104)
Mortgage loans repaid                                                                                 124           218
Real estate sold                                                                                       42            50
Real estate purchased                                                                                 (20)          (46)
Policy loans advanced, net                                                                           (173)         (108)
Short-term investments                                                                               (147)          (77)
Other investments, net                                                                                (18)          218
------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                              $   (586)     $     58
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances                                  $  1,401      $    910
Withdrawals from policyholder account balances                                                     (1,064)       (1,175)
Net reinsurance recoverable                                                                            33            71
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                              $    370      $   (194)
------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents during the period                                          $   (138)     $    (39)
Cash and cash equivalents at beginning of year                                                        164           131
------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                                           $     26      $     92
========================================================================================================================

See accompanying notes.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001
                            (IN MILLIONS OF DOLLARS)
                                   (UNAUDITED)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In December of 2000 through an issue of shares, the Company acquired the remaining 21.6% minority interest in Manulife-Wood Logan Holding Co. Inc, a subsidiary of the Company, from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value and no goodwill was generated.

2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2001.

      Certain prior year amounts have been reclassified to conform to the current year presentation.

      b) RECENT ACCOUNTING STANDARDS

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting to be used for all future business combinations. SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for recognizing and measuring goodwill and other intangible assets. Under this new accounting standard, the Company will cease goodwill amortization on January 1, 2002. Goodwill amortization for full year 2001 is not expected to be material and would have been approximately the same amount in 2002 under accounting standards currently in effect. The Company is currently considering the other provisions of the new standard. The impact of adopting these two standards on the Company's financial statements is not expected to be material.

3.    DERIVATIVE FINANCIAL INSTRUMENTS

      Effective January 1, 2001 with the adoption of the Financial Accounting Standards Board Statement No. 133 - "Accounting for Derivative Instrument and Hedging Activities", and Statement No. 138 "Accounting for Certain Derivatives and Certain Hedging Activities", all derivative instruments are reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the use of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges are recognized in current period earnings.

      The Company has entered into a reinsurance agreement with an unaffiliated reinsurer to reinsure the risk associated with the "Guaranteed Retirement Income Program", a rider offered on one of the variable annuity products sold. This rider is designed to protect the policyholder against adverse investment market movements. As a result, there is an embedded derivative within this agreement that has an estimated fair market value of $276 as at September 30, 2001, and is reflected in the Consolidated Balance Sheets as part of "Amounts recoverable from reinsurers". The related $276 estimated fair value of the obligation to the policyholder has been reflected in the Consolidated Balance Sheets as part of "Policyholder liabilities and accruals". There was no cumulative effect on surplus in the consolidated financial statements of the Company upon the adoption of these accounting statements.

4.    COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

                                                    THREE MONTHS ENDED      NINE MONTHS ENDED
                                                       SEPTEMBER 30           SEPTEMBER 30

COMPREHENSIVE INCOME (LOSS):
($ millions)                                          2001        2000       2001        2000
----------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                   $  (20)     $   35     $   85      $  169
----------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized holding gains (losses) arising
during the period                                        5         (38)       (111)       (32)
Foreign currency translation                           (16)         --         (29)        (5)
Less:
Reclassification adjustment for realized
gains (losses) included in net (loss) income            (1)        (43)        55          75
----------------------------------------------------------------------------------------------
Other comprehensive income (loss)                      (10)          5       (195)       (112)
----------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                         $  (30)     $   40     $ (110)     $   57
==============================================================================================

      Other comprehensive loss is reported net of taxes payable (recoverable) of $3 and $3 for the three months and ($89) and ($58) for the nine months ended September 30, 2001 and 2000, respectively.

      Accumulated other comprehensive income is comprised of the following:

                                                    AS AT               AS AT
($ millions)                                 SEPTEMBER 30, 2001   DECEMBER 31, 2000
-----------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                             $  290              $  132
     Current period change                           (166)                158
-----------------------------------------------------------------------------------
     Ending balance                                $  124              $  290
-----------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                             $   (7)             $   (4)
     Current period change                            (29)                 (3)
-----------------------------------------------------------------------------------
     Ending balance                                $  (36)             $   (7)
-----------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME             $   88              $  283
===================================================================================

5.    CONTINGENCIES

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company and its subsidiaries are subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

6.    CODIFICATION

      In March 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company's life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of these subsidiaries adopted Codification as the prescribed basis of accounting on which insurers must report their statutory-basis results. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an increase to surplus in the statutory-basis financial statement of the respective life insurance subsidiaries. In total, statutory-basis surplus of the life insurance entities within the Company increased by $182.

7.    SUBSEQUENT EVENT

      Subject to the approval of state and federal regulators and effective for January 1, 2002, it is the intention of management to merge all of the operations of The Manufacturers Reinsurance Corporation (U.S.A.) ("MRC"), the direct parent company of ManUSA, into the operations of ManUSA beginning on that date. As a result, products currently sold and administered under the name of MRC will be offered and administered under the name of ManUSA.

     THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
     SEPARATE ACCOUNT TWO

     Audited Financial Statements

     Years ended December 31, 2000 and 1999 with Report of Independent Auditors






0103-0160568-PH

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                          Audited Financial Statements


                     Years ended December 31, 2000 and 1999






                                    CONTENTS

Report of Independent Auditors................................................ 1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity............................... 2
Statements of Operations and Changes in Contract Owners' Equity............... 3
Notes to Financial Statements................................................. 7







0103-0160568-PH

                         Report of Independent Auditors

To the Contract Owners of
The Manufacturers Life Insurance Company of America Separate Account Two

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of America Separate Account Two as of December 31, 2000, and the related statements of operations and changes in contract owners' equity for each of the periods presented therein. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of America Separate Account Two at December 31, 2000, and the results of its operations and the changes in its contract owners' equity for each of the periods presented therein, in conformity with accounting principles generally accepted in the United States.


                                     /s/ Ernst & Young LLP
February 2, 2001



0103-0160568-PH                                                               1

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2000



 ASSETS
 Investments at market value:
    Sub-Accounts:
      Balanced Trust - 1,815,801 shares (cost $32,161,971)                                   $ 28,072,285
      Emerging Small Company Trust - 1,682,899 shares (cost $40,883,320)                       58,935,111
      International Stock Trust - 472,327 shares (cost $6,268,820)                              6,050,503
      Investment Quality Bond Trust - 822,360 shares (cost $9,610,271)                          9,654,508
      Money Market Trust - 1,708,752 shares (cost $17,087,524)                                 17,087,524
      Pacific Rim Emerging Markets Trust - 345,764 shares (cost $2,949,578)                     2,835,261
      Quantitative Equity Trust - 1,805,198 shares (cost $40,797,280)                          47,404,499
      Real Estate Securities Trust - 1,258,348 shares (cost $21,304,330)                       19,592,476
                                                                                             ------------
 Total assets                                                                                $189,632,167
                                                                                             ============

 CONTRACT OWNERS' EQUITY
 Variable annuity contracts                                                                  $189,632,167
                                                                                             ============


See accompanying notes.




0103-0160568-PH                                                                2

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

         Statements of Operations and Changes in Contract Owners' Equity



                                                                            SUB-ACCOUNT
                                                     ------------------------------------------------------
                                                                                              CAPITAL
                                                                   BALANCED                 GROWTH BOND
                                                     ------------------------------------------------------
                                                          YEAR ENDED        YEAR ENDED       YEAR ENDED
                                                          DEC. 31/00        DEC. 31/99       DEC. 31/99
                                                     ------------------------------------------------------
 Income:
    Dividends                                            $  1,587,962      $  3,568,196     $  1,040,649
 Expenses:
    Mortality and expense risks, and
      administrative charges                                  345,425           499,579           49,927
                                                     ------------------------------------------------------
 Net investment income (loss) during the year               1,242,537         3,068,617          990,722
 Net realized gain (loss) during the year                   1,437,922         3,295,103         (217,793)
 Unrealized appreciation (depreciation)
    during the year                                        (5,882,517)       (7,709,635)        (975,633)
                                                     ------------------------------------------------------
 Net increase (decrease) in assets from operations         (3,202,058)       (1,345,915)        (202,704)
                                                     ------------------------------------------------------

 Changes from principal transactions:
    Transfer of net premiums                                  150,403           221,897           34,113
    Transfer on death                                         (41,607)       (1,057,456)        (158,185)
    Transfer on termination                                (9,334,739)      (13,407,991)      (1,298,060)
    Transfer on maturity                                     (679,708)           (9,730)              --
    Net interfund transfers                                (1,491,116)       (1,020,360)     (14,574,996)
                                                     ------------------------------------------------------
 Net increase (decrease) in assets from principal
    transactions                                          (11,396,767)      (15,273,640)     (15,997,128)
                                                     ------------------------------------------------------
 Total increase (decrease) in assets                      (14,598,825)      (16,619,555)     (16,199,832)

 Assets beginning of year                                  42,671,110        59,290,665       16,199,832
                                                     ------------------------------------------------------
 Assets end of year                                      $ 28,072,285      $ 42,671,110     $         --
                                                     ======================================================


*Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

See accompanying notes.


3                                                                0103-0160568-PH

                                               SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
       EMERGING SMALL COMPANY               INTERNATIONAL STOCK              INVESTMENT QUALITY BOND
-----------------------------------------------------------------------------------------------------------
      YEAR ENDED        YEAR ENDED   .   YEAR ENDED       YEAR ENDED    .   YEAR ENDED       PERIOD ENDED
      DEC. 31/00        DEC. 31/99       DEC. 31/00       DEC. 31/99        DEC. 31/00        DEC. 31/99*
-----------------------------------------------------------------------------------------------------------

    $  7,437,514      $    770,383      $    38,954      $   727,324        $   739,169      $        --


         744,212           556,210           72,442           77,261             97,526           86,003
-----------------------------------------------------------------------------------------------------------
       6,693,302           214,173          (33,488)         650,063            641,643          (86,003)
       7,732,996         3,119,751          610,033          450,529            (83,549)         (48,482)

     (16,221,568)       29,478,496       (1,917,214)         880,722            207,017         (162,780)
-----------------------------------------------------------------------------------------------------------

      (1,795,270)       32,812,420       (1,340,669)       1,981,314            765,111         (297,265)
-----------------------------------------------------------------------------------------------------------


         177,854           318,071           25,272           36,484             29,012           18,594
         (75,213)         (375,207)          (1,323)        (115,072)           (10,564)         (43,911)
     (14,494,889)      (13,986,147)      (1,756,603)      (1,716,818)        (2,710,340)      (1,970,785)
         (51,763)         (218,493)         (13,184)              --            (14,394)              --
      (1,621,680)       (4,311,425)         345,710           74,827             55,731       13,833,319
-----------------------------------------------------------------------------------------------------------

     (16,065,691)      (18,573,201)      (1,400,128)      (1,720,579)        (2,650,555)      11,837,217
-----------------------------------------------------------------------------------------------------------
     (17,860,961)       14,239,219       (2,740,797)         260,735         (1,885,444)      11,539,952

      76,796,072        62,556,853        8,791,300        8,530,565         11,539,952               --
-----------------------------------------------------------------------------------------------------------
    $ 58,935,111      $ 76,796,072      $ 6,050,503      $ 8,791,300        $ 9,654,508      $11,539,952
===========================================================================================================



0103-0160568-PH                                                                4

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

  Statements of Operations and Changes in Contract Owners' Equity (continued)



                                                                                 SUB-ACCOUNT
                                                   -------------------------------------------------------------------------
                                                                                                   PACIFIC RIM
                                                                 MONEY MARKET                    EMERGING MARKETS
                                                   -------------------------------------------------------------------------
                                                         YEAR ENDED       YEAR ENDED        YEAR ENDED         YEAR ENDED
                                                         DEC. 31/00       DEC. 31/99        DEC. 31/00         DEC. 31/99
                                                   -------------------------------------------------------------------------
Income:
   Dividends                                            $ 1,053,124      $    991,920      $    14,173        $   87,370
Expenses:
   Mortality and expense risks, and
     administrative charges                                 184,686           220,947           36,354            35,195
                                                   -------------------------------------------------------------------------
Net investment income (loss) during the year                868,438           770,973          (22,181)           52,175
Net realized gain (loss) during the year                         --                --          568,736          (410,001)
Unrealized appreciation (depreciation) during
   the year                                                      --                --       (1,582,645)        2,091,629
                                                   -------------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                               868,438           770,973       (1,036,090)        1,733,803
                                                   -------------------------------------------------------------------------

Changes from principal transactions:
   Transfer of net premiums                                  32,506            60,863           23,315            81,400
   Transfer on death                                             --          (475,120)          (8,828)          (73,025)
   Transfer on termination                               (8,112,390)       (7,552,620)      (1,168,462)         (751,327)
   Transfer on maturity                                          --            (2,645)          (8,059)           (1,646)
   Net interfund transfers                                4,115,828         3,632,495          157,482           799,582
                                                   -------------------------------------------------------------------------
Net increase (decrease) in assets from
   principal transactions                                (3,964,056)       (4,337,027)      (1,004,552)           54,984
                                                   -------------------------------------------------------------------------
Total increase (decrease) in assets                      (3,095,618)       (3,566,054)      (2,040,642)        1,788,787

Assets beginning of year                                 20,183,142        23,749,196        4,875,903         3,087,116
                                                   -------------------------------------------------------------------------
Assets end of year                                      $17,087,524      $ 20,183,142      $ 2,835,261        $4,875,903
                                                   =========================================================================


See accompanying notes.

5                                                                0103-0160568-PH

                                                 SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
          QUANTITATIVE EQUITY               REAL ESTATE SECURITIES                     TOTAL
-----------------------------------------------------------------------------------------------------------
      YEAR ENDED       YEAR ENDED        YEAR ENDED       YEAR ENDED    .   YEAR ENDED       YEAR ENDED
      DEC. 31/00       DEC. 31/99        DEC. 31/00       DEC. 31/99        DEC. 31/00       DEC. 31/99
-----------------------------------------------------------------------------------------------------------

     $ 6,599,132      $  4,992,436       $   702,097      $ 1,332,198      $ 18,172,125     $ 13,510,476


         518,143           541,391           184,243          246,807         2,183,031        2,313,320
-----------------------------------------------------------------------------------------------------------
       6,080,989         4,451,045           517,854        1,085,391        15,989,094       11,197,156
       3,767,109         5,764,876        (1,508,062)      (1,342,253)       12,525,185       10,611,730

      (7,015,089)          103,626         4,946,196       (1,871,555)      (27,465,820)      21,834,870
-----------------------------------------------------------------------------------------------------------

       2,833,009        10,319,547         3,955,988       (2,128,417)        1,048,459       43,643,756
-----------------------------------------------------------------------------------------------------------


         198,694           311,930            89,336          102,578           726,392        1,185,930
         (33,525)         (434,734)           (7,614)        (213,521)         (178,674)      (2,946,231)
      (9,654,729)      (12,894,466)       (4,003,991)      (6,448,564)      (51,236,143)     (60,026,778)
         (58,674)         (111,034)          (30,482)         (62,451)         (856,264)        (405,999)
        (200,527)        1,966,789          (676,944)        (781,303)          684,484         (381,072)
-----------------------------------------------------------------------------------------------------------

      (9,748,761)      (11,161,515)       (4,629,695)      (7,403,261)      (50,860,205)     (62,574,150)
-----------------------------------------------------------------------------------------------------------
      (6,915,752)         (841,968)         (673,707)      (9,531,678)      (49,811,746)     (18,930,394)

      54,320,251        55,162,219        20,266,183       29,797,861       239,443,913      258,374,307
-----------------------------------------------------------------------------------------------------------
     $47,404,499      $ 54,320,251       $19,592,476      $20,266,183      $189,632,167     $239,443,913
===========================================================================================================



0103-0160568-PH                                                                6

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                          Notes to Financial Statements

                                December 31, 2000

1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Two (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in eight sub-accounts of Manufacturers Investment Trust (the Trust). The Account is a funding vehicle for allocation of net premiums under variable annuity policies (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly owned subsidiary of The Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust. Manufacturers Investment Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities, which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.


0103-0160568-PH                                                               7

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. MORTALITY AND EXPENSE RISKS CHARGE

The Company deducts from the assets of the Account a daily charge equivalent to an annual rate of 1.0% of the average net value of the Account's assets for mortality and expense risks.





0103-0160568-PH                                                                8

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                    Notes to Financial Statements (continued)


4. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from sales of each Trust portfolio for the year ended December 31, 2000.

                                                             PURCHASES              SALES
                                                          -----------------------------------
Balanced Trust                                             $  2,252,963        $ 12,407,195
Emerging Small Company Trust                                  9,160,136          18,532,525
International Stock Trust                                     1,401,467           2,835,084
Investment Quality Bond Trust                                 1,440,709           3,449,621
Money Market Trust                                            8,862,390          11,958,008
Pacific Rim Emerging Markets Trust                              597,517           1,624,249
Quantitative Equity Trust                                     8,423,299          12,091,071
Real Estate Securities Trust                                  1,216,461           5,328,304
                                                         -------------------------------------
Total                                                      $ 33,354,942        $ 68,226,057
                                                         =====================================

5. UNIT VALUES

A summary of the accumulation unit values at December 31, 2000 and 1999 and the accumulation units and dollar value outstanding at December 31, 2000 for the variable annuity contracts are as follows:

                                                 1999                        2000
                                            ---------------------------------------------------------------
                                                 UNIT         UNIT
                                                 VALUE        VALUE           UNITS           DOLLARS
                                            ---------------------------------------------------------------
Balanced Trust                                  $30.80        $27.65        1,015,399       $ 28,072,285
Emerging Small Company Trust                     92.38         87.53          673,324         58,935,111
International Stock Trust                        17.18         14.19          426,395          6,050,503
Investment Quality Bond Trust                    12.24         13.26          728,405          9,654,508
Money Market Trust                               16.77         17.58          971,884         17,087,524
Pacific Rim Emerging Markets Trust               11.21          8.40          337,700          2,835,261
Quantitative Equity Trust                        58.46         61.53          770,469         47,404,499
Real Estate Securities Trust                     29.75         37.02          529,206         19,592,476
                                                                                           --------------
Total                                                                                       $189,632,167
                                                                                           ==============


0103-0160568-PH                                                               9

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                    Notes to Financial Statements (continued)


6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months' notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.





0103-0160568-PH                                                               10

     THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
     SEPARATE ACCOUNT TWO

     Financial Statements

     Nine months ended September 30, 2001 (unaudited) with December 31, 2000 comparative (audited)

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                              Financial Statements


                Nine months ended September 30, 2001 (unaudited)
                  with December 31, 2000 comparative (audited)






                                    CONTENTS


Financial Statements

Statement of Assets and Contract Owners' Equity................................1
Statements of Operations and Changes in Contract Owners' Equity................2
Notes to Financial Statements..................................................6

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2001 (Unaudited)


 ASSETS
 Investments at market value:
    Sub-Accounts:
      Balanced Trust - 1,566,083 shares (cost $27,638,209)                                         $  19,873,587
      Emerging Small Company Trust - 1,541,476 share (cost $38,522,448)                               32,108,936
      International Stock Trust - 441,178 shares (cost $5,796,258)                                     3,882,363
      Investment Quality Bond Trust - 806,890 shares (cost $9,418,162)                                 9,569,712
      Money Market Trust - 1,751,434 shares (cost $17,514,343)                                        17,514,343
      Pacific Rim Emerging Markets Trust - 312,619 shares (cost $2,759,187)                            1,835,073
      Quantitative Equity Trust - 1,802,393 shares (cost $41,313,026)                                 27,828,954
      Real Estate Securities Trust - 1,158,177 shares (cost $19,197,397)                              17,418,981
                                                                                                    ------------
 Total assets                                                                                       $130,031,949
                                                                                                    ============

 CONTRACT OWNERS' EQUITY
 Variable annuity contracts                                                                         $130,031,949
                                                                                                    ============


See accompanying notes.

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

         Statements of Operations and Changes in Contract Owners' Equity
                                  (Unaudited)



                                                                                         SUB-ACCOUNT
                                                         -----------------------------------------------------------------------
                                                                                                         EMERGING SMALL
                                                                       BALANCED                             COMPANY
                                                         -----------------------------------------------------------------------
                                                           PERIOD ENDED       YEAR ENDED       PERIOD ENDED         YEAR ENDED
                                                           SEPT. 30/01        DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                                         -----------------------------------------------------------------------
   Income:
      Dividends                                           $    531,057       $  1,587,962       $  1,771,400       $  7,437,514
   Expenses:
      Mortality and expense risks, and
        administrative charges                                 183,930            345,425            337,618            744,212
                                                         -----------------------------------------------------------------------
   Net investment income (loss)                                347,127          1,242,537          1,433,782          6,693,302
       during the period
   Net realized gain (loss) during the period                 (922,822)         1,437,922          1,862,000          7,732,996
   Unrealized appreciation (depreciation)
      during the period                                     (3,674,936)        (5,882,517)       (24,465,304)       (16,221,568)
                                                         -----------------------------------------------------------------------
   Net increase (decrease) in assets from operations        (4,250,631)        (3,202,058)       (21,169,522)        (1,795,270)
                                                         -----------------------------------------------------------------------

   Changes from principal transactions:
      Transfer of net premiums                                  66,611            150,403             81,821            177,854
      Transfer on death                                       (100,869)           (41,607)          (103,227)           (75,213)
      Transfer on termination                               (3,041,607)        (9,334,739)        (4,489,926)       (14,494,889)
      Transfer on maturity                                     (18,017)          (679,708)           (82,762)           (51,763)
      Net interfund transfers                                 (854,185)        (1,491,116)        (1,062,559)        (1,621,680)
                                                          -----------------------------------------------------------------------
   Net increase (decrease) in assets from principal
      transactions                                          (3,948,067)       (11,396,767)        (5,656,653)       (16,065,691)
                                                         -----------------------------------------------------------------------
   Total increase (decrease) in assets                      (8,198,698)       (14,598,825)       (26,826,175)       (17,860,961)

   Assets beginning of year                                 28,072,285         42,671,110         58,935,111         76,796,072
                                                         -----------------------------------------------------------------------
   Assets end of period                                   $ 19,873,587       $ 28,072,285       $ 32,108,936       $ 58,935,111
                                                         =======================================================================


See accompanying notes.

                                               SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
          INTERNATIONAL STOCK              INVESTMENT QUALITY BOND                   MONEY MARKET
-----------------------------------------------------------------------------------------------------------
     PERIOD ENDED      YEAR ENDED        PERIOD ENDED     YEAR ENDED        PERIOD ENDED      YEAR ENDED
     SEPT. 30/01       DEC. 31/00        SEPT. 30/01      DEC. 31/00        SEPT. 30/01       DEC. 31/00
-----------------------------------------------------------------------------------------------------------
    $   229,443       $    38,954        $   580,156      $   739,169       $   531,226      $ 1,053,124


         37,533            72,442             71,105           97,526           131,203          184,686
-----------------------------------------------------------------------------------------------------------

        191,910           (33,488)           509,051          641,643           400,023          868,438

       (121,735)          610,033            (11,027)         (83,549)               --               --
     (1,695,577)       (1,917,214)           107,313          207,017                --               --
-----------------------------------------------------------------------------------------------------------

     (1,625,402)       (1,340,669)           605,337          765,111           400,023          868,438
-----------------------------------------------------------------------------------------------------------


         17,461            25,272             37,027           29,012            19,473           32,506
        (42,772)           (1,323)           (15,667)         (10,564)          (14,587)              --
       (422,541)       (1,756,603)        (1,229,588)      (2,710,340)       (2,265,416)      (8,112,390)
         (6,029)          (13,184)           (12,980)         (14,394)               --               --
        (88,857)          345,710            531,075           55,731         2,287,326        4,115,828
-----------------------------------------------------------------------------------------------------------
       (542,738)       (1,400,128)          (690,133)      (2,650,555)           26,796       (3,964,056)
-----------------------------------------------------------------------------------------------------------
     (2,168,140)       (2,740,797)           (84,796)      (1,885,444)          426,819       (3,095,618)

      6,050,503         8,791,300          9,654,508       11,539,952        17,087,524       20,183,142
-----------------------------------------------------------------------------------------------------------
    $ 3,882,363       $ 6,050,503        $ 9,569,712      $ 9,654,508       $17,514,343      $17,087,524
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                  (continued)


                                                                                 SUB-ACCOUNT
                                                   -------------------------------------------------------------------------
                                                                 PACIFIC RIM
                                                              EMERGING MARKETS                  QUANTITATIVE EQUITY
                                                   -------------------------------------------------------------------------
                                                        PERIOD ENDED      YEAR ENDED        PERIOD ENDED       YEAR ENDED
                                                        SEPT. 30/01       DEC. 31/00        SEPT. 30/01        DEC. 31/00
                                                   -------------------------------------------------------------------------
Income:
   Dividends                                           $     9,449       $    14,173       $  5,690,189       $ 6,599,132
Expenses:
   Mortality and expense risks, and
     administrative charges                                 18,307            36,354            291,835           518,143
                                                   -------------------------------------------------------------------------
Net investment income (loss)                                (8,858)          (22,181)         5,398,354         6,080,989
    during the period
Net realized gain (loss) during the period                  57,344           568,736            841,434         3,767,109
Unrealized appreciation (depreciation) during
   the period                                             (809,797)       (1,582,645)       (20,091,290)       (7,015,089)
                                                   -------------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                             (761,311)       (1,036,090)       (13,851,502)        2,833,009
                                                   -------------------------------------------------------------------------

Changes from principal transactions:
   Transfer of net premiums                                  6,588            23,315            100,033           198,694
   Transfer on death                                          (176)           (8,828)          (222,364)          (33,525)
   Transfer on termination                                (206,318)       (1,168,462)        (5,212,551)       (9,654,729)
   Transfer on maturity                                     (2,470)           (8,059)            (7,043)          (58,674)
   Net interfund transfers                                 (36,501)          157,482           (382,118)         (200,527)
                                                   -------------------------------------------------------------------------
Net increase (decrease) in assets from
   principal transactions                                 (238,877)       (1,004,552)        (5,724,043)       (9,748,761)
                                                   -------------------------------------------------------------------------
Total increase (decrease) in assets                     (1,000,188)       (2,040,642)       (19,575,545)       (6,915,752)

Assets beginning of year                                 2,835,261         4,875,903         47,404,499        54,320,251
                                                   -------------------------------------------------------------------------
Assets end of period                                   $ 1,835,073       $ 2,835,261       $ 27,828,954       $47,404,499
                                                   =========================================================================


See accompanying notes.

                SUB-ACCOUNT
-------------------------------------

       REAL ESTATE SECURITIES                      TOTAL
------------------------------------------------------------------------
     PERIOD ENDED      YEAR ENDED        PERIOD ENDED     YEAR ENDED
     SEPT. 30/01       DEC. 31/00        SEPT. 30/01      DEC. 31/00
------------------------------------------------------------------------

     $   591,040       $   702,097      $  9,933,960     $ 18,172,125


         136,740           184,243         1,208,271        2,183,031
------------------------------------------------------------------------

         454,300           517,854         8,725,689       15,989,094
        (534,390)       (1,508,062)        1,170,804       12,525,185

         (66,562)        4,946,196       (50,696,153)     (27,465,820)
------------------------------------------------------------------------

        (146,652)        3,955,988       (40,799,660)       1,048,459
------------------------------------------------------------------------


          59,560            89,336           388,574          726,392
         (88,424)           (7,614)         (588,086)        (178,674)
      (1,720,494)       (4,003,991)      (18,588,441)     (51,236,143)
         (22,072)          (30,482)         (151,373)        (856,264)
        (255,413)         (676,944)          138,768          684,484
------------------------------------------------------------------------

      (2,026,843)       (4,629,695)      (18,800,558)     (50,860,205)
------------------------------------------------------------------------
      (2,173,495)         (673,707)      (59,600,218)     (49,811,746)

      19,592,476        20,266,183       189,632,167      239,443,913
------------------------------------------------------------------------
     $17,418,981       $19,592,476      $130,031,949     $189,632,167
========================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                          Notes to Financial Statements

                         September 30, 2001 (Unaudited)


1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Two (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in eight sub-accounts of Manufacturers Investment Trust (the Trust). The Account is a funding vehicle for allocation of net premiums under variable annuity policies (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly owned subsidiary of The Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust. Manufacturers Investment Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities, which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. MORTALITY AND EXPENSE RISKS CHARGE

The Company deducts from the assets of the Account a daily charge equivalent to an annual rate of 1.0% of the average net value of the Account's assets for mortality and expense risks.

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                    Notes to Financial Statements (continued)


4. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from shares sold of each Trust portfolio for the period ended September 30, 2001.

                                                             PURCHASES              SALES
                                                       ----------------------------------------
Balanced Trust                                              $   716,589         $ 4,317,530
Emerging Small Company Trust                                  2,711,190           6,934,063
International Stock Trust                                       712,879           1,063,706
Investment Quality Bond Trust                                 1,558,163           1,739,245
Money Market Trust                                            4,087,328           3,660,509
Pacific Rim Emerging Markets Trust                              124,646             372,381
Quantitative Equity Trust                                     6,682,701           7,008,389
Real Estate Securities Trust                                  1,483,536           3,056,079
                                                       ----------------------------------------
Total                                                       $18,077,032         $28,151,902
                                                       ========================================

5. UNIT VALUES

A summary of the accumulation unit values at September 30, 2001 and December 31, 2000 and the accumulation units and dollar value outstanding at September 30, 2001 for the variable annuity contracts are as follows:

                                                 2000                        2001
                                            ---------------------------------------------------------------
                                                 UNIT         UNIT
                                                VALUE         VALUE          UNITS           DOLLARS
                                            ---------------------------------------------------------------

Balanced Trust                                  $27.65        $23.03          863,002       $ 19,873,587
Emerging Small Company Trust                     87.53         53.99          594,645         32,108,936
International Stock Trust                        14.19         10.14          382,872          3,882,363
Investment Quality Bond Trust                    13.26         14.13          677,182          9,569,712
Money Market Trust                               17.58         17.99          973,695         17,514,343
Pacific Rim Emerging Markets Trust                8.40          5.99          306,370          1,835,073
Quantitative Equity Trust                        61.53         42.24          658,858         27,828,954
Real Estate Securities Trust                     37.02         36.73          474,225         17,418,981
                                                                                          ----------------
Total                                                                                       $130,031,949
                                                                                          ================


               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                    Notes to Financial Statements (continued)



6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.) ("Manulife U.S.A."), which can be terminated by either party upon two months' notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

7. SUBSEQUENT EVENT

Subject to the approval of the state and federal regulators and effective for January 1, 2002, it is the intention to transfer all of the Company's Variable business to Manulife U.S.A. via an assumption reinsurance agreement. As a result, products currently sold and administered under the name of the Company will be offered and administered under the name of Manulife U.S.A.

Guide to Name Changes and Successions:

The following changes took place on January 1, 2002:

         The Manufacturers Life Insurance Company of America ("ManAmerica") transferred substantially all of its assets and liabilities to The Manufacturers Life Insurance Company (U.S.A.) with the latter becoming the owner of all of ManAmerica's assets, including the assets of Separate Account Two.

         ManEquity, Inc. ("ManEquity") merged with and into Manulife Financial Securities LLC, with the latter succeeding to all of the rights and obligations of ManEquity.

                                    * * * * *

Item 24. Financial Statements and Exhibits

(a)      Financial Statements

         (1) Financial Statements of The Manufacturers Life Insurance Company of America Separate Account Two (which became, as of January 1, 2002, The Manufacturers Life Insurance Company (U.S.A.) Separate Account M), the Registrant (Part B of the registration statement). FILED HEREWITH

         (2) Financial Statements of The Manufacturers Life Insurance Company (U.S.A.), the Depositor (Part B of the registration statement). FILED HEREWITH

(b)      Exhibits

(1)      (i)      Copy of resolution establishing Separate Account Two.
                  Incorporated by reference to Exhibit A(1) to the registration statement on Form S-6 of Separate Account One of The
                  Manufacturers Life Insurance Company of America filed December
                  23, 1983.(File No. 2-88607).

(1)      (ii)     Resolution of the Board of Directors of The Manufacturers Life
                  Insurance Company (U.S.A.) establishing The Manufacturers Life
                  Insurance Company (U.S.A.) Separate Account M - FILED HEREWITH

(2)               Agreements for custody of securities and similar investments -
                  Not Applicable.

(3)(a) Distribution Agreement between The Manufacturers Life Insurance Company of America and ManEquity, Inc. Incorporated by reference to Exhibit (3)(a) to Pre-Effective Amendment No. 1, to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of America on September 4, 1987 (File No. 33-14499).

(3)(a)(i) Distribution Agreement between The Manufacturers Life Insurance Company of America and Delta Financial Associates, Inc. Incorporated by reference to Exhibit (3)(a) to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of America on February 28, 1995 (File No. 33-14499).

(3)(b)(i)         Form of broker-dealer agreement. Incorporated by reference to
                  Exhibit 3 (iv) to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company (U.S.A.) on October 2, 2001 (File No. 333-70728).

(4)(a)            Form of Multi-Account Flexible Variable Annuity Policy.
                  Incorporated by reference to Exhibit (4)(a) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of America on September 4, 1987 (File No. 33-14499).

(4)(b)(i) Qualified Pension Plan Rider. Incorporated by reference to Exhibit (4)(b)(i) to the Registration Statement on Form S-6 filed by The Manufactures Life Insurance Company of America on May 13, 1987.

(4)(b)(ii) Qualified Profit Sharing Plan Rider. Incorporated by reference to Exhibit (4)(b)(i) to the Registration Statement on Form S-6 filed by The Manufactures Life Insurance Company of America filed on May 13, 1987.

(4)(b)(iii) Individual Retirement Annuity Rider. Incorporated by reference to Exhibit (4)(b)(iii) to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of America on May 22, 1987.

(4)(b)(iv) Tax Sheltered Annuity Rider, Form No.419-24US. Incorporated by reference to Exhibit (4)(b)(vi) to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of America on May 22, 1987.

(4)(b)(v) Tax Sheltered Annuity Rider, Form No.419-25US. Incorporated by reference to Exhibit (4)(b)(vii) to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of America on May 22, 1987.

(4)(b)(vi)        Unisex Endorsement. Incorporated by reference to Exhibit
                  (4)(b)(viii) to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of America on May 22, 1987.

(4)(b)(vii) Endorsement to Policy re Redomestication. Incorporated by reference to Exhibit (4)(b)(viii) to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of America on February 26, 1993 (File No. 33-14499).

(5) Form of Application for the Policy. Incorporated by reference to Exhibit (5) to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of America on May 1, 1990 (File No. 33-14499).

(6)      (i)      Restated Articles of Redomestication of The Manufacturers Life
                  Insurance Company (U.S.A.) - Incorporated by reference to
                  Exhibit A(6) to the registration statement on Form S-6 filed
                  July 20, 2000 (File No. 333-41814).

         (ii) By-laws of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6)(b) to the registration statement on Form S-6 filed July 20, 2000 (File No. 333-41814).

(7) Reinsurance Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America. Incorporated by reference to Exhibit (7) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of America on September 4, 1987 (File No. 33-14499).

(8)(i) Service Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America. Incorporated by reference to Exhibit 1.A(8)(a) to Post-Effective Amendment No. 7 to the Registration Statement of Separate Account One of the Manufacturers Life Insurance Company of America filed March 2, 1989 (File No. 2-88607).

(8)(i)(a)         Amendment to Service Agreement. Incorporated by reference to
                  Exhibit 1.A(8)(a) to Post-

                  Effective Amendment no. 10 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of America on March 1, 1994 (File No. 33-14499).

(8)(i)(b) Amendments to Service Agreement: May 31, 1993 and June 30, 1993. Incorporated by reference to Exhibit 1.A(8)(b) to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of America on February 26, 1993 (File No. 33-14499).

(8)(ii) Service Agreement between The Manufacturers Life Insurance Company and ManEquity, Inc. dated January 2, 1991 as amended March 1, 1994. Incorporated by reference to Exhibit 1.A(8)(ii) to Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of America on April 26, 1994 (File No. 33-14499).

(8)(c) Form of Assumption Reinsurance Agreement between The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of America - FILED HEREWITH

(9) Opinion of Counsel and consent to its use as to the legality of the securities being registered - FILED HEREWITH

(10)     Written consent of Ernst & Young LLP, independent auditors - FILED
         HEREWITH.

(11) All financial statements omitted from Item 23, Financial Statements -- Not Applicable

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners -- Not Applicable.

(13)     Schedules of performance computation -- Previously filed as Exhibit
         (16) to Post-Effective Amendment no. 14 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of America on April 26, 1994 (File No. 33-14499).

(14)     Financial Data Schedule - Not Applicable.

(15)     Powers of Attorney

         (i) (Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Rex Schlaybaugh) incorporated by reference to exhibit 7 to initial registration statement on Form S-6 filed by The Manufacturers Life Insurance Company (U.S.A.) on July 20, 2000 (File No. 333-41814).

         (ii) (John Ostler) incorporated by reference to Exhibit 15(ii) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001 (File No. 333-70728).

         (iii) (Jim Boyle, John Lyon) incorporated by reference to Exhibit 15(iii) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001 (File No. 333-70728).

Item 25. Directors and Officers of the Depositor.

OFFICERS AND DIRECTORS OF THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

John D. DesPrez III**      Director and Chairman of the Board of Directors, President
James Boyle***             Director
Robert A. Cook**           Senior Vice President, U.S. Insurance; Director

Peter Copestake*           Vice President, Finance
James D. Gallagher**       Vice President, Secretary and General Counsel
Donald Guloien*            Executive Vice President and Chief Financial Officer
Geoffrey Guy*              Director
John Lyon*                 Vice President and Chief Financial Officer, Investments; Director
James O'Malley*            Senior Vice President, U.S. Group Pension; Director
Rex Schlaybaugh, Jr.*      Director
John Ostler*               Vice President and Chief Financial Officer
Warren Thomson*            Senior Vice President, Investments
Denis Turner*              Vice President and Treasurer


* Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.

** Principal business address is Manulife Financial, 73 Tremont Street, Boston,
   MA 02116.

***Principal business address is Manulife Financial, 500 Boylston Street,
   Boston, MA 02116


Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.

                         MANULIFE FINANCIAL CORPORATION
                          CORPORATE ORGANIZATION CHART
                               AS OF JUNE 30, 2001


                                                                               LEGAL     % OF      JURISDICTION OF
AFFILIATE                                                                       ID      EQUITY      INCORPORATION
------------------------------------------------------------------------------------------------------------------
MANULIFE FINANCIAL CORPORATION                                                    2       100         CANADA
   The Manufacturers Life Insurance Company                                       1       100         Canada
      Manucab Ltd.(X)                                                            30       100         Canada
      MF Leasing (Canada) Inc.                                                  169       100         Ontario
         1332953 Ontario Inc.                                                   168       100         Ontario
      MLI Resources Inc.                                                        194       100         Alberta
      Manulife Financial Services Inc.                                          190       100         Canada
      1293319 Ontario Inc.                                                      170       100         Ontario
      Enterprise Capital Management Inc.                                          0        20         Ontario
      Cantay Holdings Inc.                                                       51       100         Ontario
      994744 Ontario Inc.                                                       122       100         Ontario
      DomLife Realty Limited                                                    100                   Canada
      3550435 Canada Inc.                                                       107       100         Canada
         Commercial Union Life Assurance Company of Canada                      106       100         Canada
      3426505 Canada Inc.                                                       161       100         Canada
      Manulife Bank of Canada                                                    58       100         Canada
      Manulife Securities International Ltd.                                     79       100         Canada
      NAL Resources Limited                                                     117       100         Alberta
      Manulife International Capital Corporation Limited                        135       100         Ontario
         Golf Town Canada Inc.                                                  145     59.89         Canada

                                                                               LEGAL     % OF      JURISDICTION OF
AFFILIATE                                                                       ID      EQUITY      INCORPORATION
------------------------------------------------------------------------------------------------------------------
         VFC Inc.                                                                 0        25         Canada
         1198184 Ontario Limited                                                134       100         Ontario
         Regional Power Inc.                                                    136        80         Ontario
            La Regionale Power Port-Cartier Inc.                                  0       100         Canada
            La Regionale Power Angliers Inc.                                      0       100         Canada
            Addalam Power Corporation                                             0        50         Philippines
         Luxell Technologies Inc.                                                 0     13.04         Ontario
      FNA Financial Inc.                                                        115       100         Canada
         NAL Trustco Inc.                                                         0       100         Ontario
         First North American Insurance Company                                 111       100         Canada
         Elliott & Page Limited                                                 116       100         Ontario
         Seamark Asset Management Ltd.                                          118     67.86         Canada
         NAL Resources Management Limited                                       120       100         Canada
      Manulife European Holdings (Alberta) Limited                              146       100         Alberta
         Manulife Hungary KFT                                                   149        99**       Hungary
      The Manufacturers Investment Corporation                                   87       100         Michigan
         Manulife Reinsurance Corporation (U.S.A.)                               20       100         Michigan
            Manulife Reinsurance Limited                                         67       100         Bermuda
               MRL Holding, LLC                                                  80       100         Delaware
            The Manufacturers Life Insurance Company (U.S.A.)                    19      96.1*        Michigan
               Flex Holding, LLC                                                  0      22.4         Delaware
                  Flex Leasing I, LLC                                             0     99.99         Delaware
               Flex Leasing II, LLC                                               0      19.6         Delaware
               Ennal, Inc.                                                      124       100         Ohio
               ESLS Investment Limited, LLC                                     167       100         Ohio
               Thornhill Leasing Investments, LLC                                90                   Delaware
               The Manufacturers Life Insurance Company of America               17       100         Michigan
                  MANULIFE HOLDING CORPORATION                                   21       100         Delaware
                     ManEquity, Inc.                                              5       100         Colorado
                     Manufacturers Adviser Corporation                            6       100         Colorado
                     Manulife Capital Corporation                               144       100         Delaware
                        MCC Asset Management Inc.                               186       100         Delaware
                        MF Private Capital, Inc.                                182       100         Delaware
                           MF Private Capital Securities, Inc.                  119       100         Delaware
                           0MFPC Insurance Advisors, Inc.                       184       100         Delaware
                           MF Private Capital Ventures, Inc.                    183       100         Delaware
                     Manulife Property Management of Washington, D.C., Inc.       0       100         Wash., D.C.
                     ManuLife Service Corporation                                 7       100         Colorado
                     Manulife Leasing Co., LLC                                   80                   Delaware
               DOVER LEASING INVESTMENTS, LLC                                    99                   Delaware
               Ironside Venture Partners I LLC                                  196       100         Delaware
                  NewRiver Investor Communications Inc.                           0     14.67         Delaware
                  Linx Communications Inc.                                        0     12.39         Delaware
               Ironside Venture Partners II LLC                                 197       100         Delaware
               Manulife-Wood Logan Holding Co., Inc.                             98       100         Delaware

                                                                               LEGAL     % OF      JURISDICTION OF
AFFILIATE                                                                       ID      EQUITY      INCORPORATION
------------------------------------------------------------------------------------------------------------------
                  Manulife Wood Logan, Inc.                                      91       100         Connecticut
                  The Manufacturers Life Insurance Company of North America      93       100         Delaware
                     Manufacturers Securities Services, LLC                      97        90#        Delaware
                     The Manufacturers Life Insurance Company of New York        94       100         New York
      Manulife International Investment Management Limited                       64       100         U.K.
         Manulife International Fund Management Limited                           0       100         U.K.
      WT(SW) Properties Ltd.                                                     82       100         U.K.
      Manulife Europe Ruckversicherungs-Aktiengesellschaft                      138       100         Germany
      MIL Holdings (Bermuda) Limited                                            147       100         Bermuda
      Manulife International Holdings Limited                                   152       100         Bermuda
         Manulife Provident Funds Trust Company Limited                         163       100         Hong Kong
         Manulife (International) Limited                                        28       100         Bermuda
            Manulife-Sinochem Life Insurance Co. Ltd.                            43        51         China
            The Manufacturers (Pacific Asia) Insurance Company Limited           61       100         Hong Kong
            Manulife Consultants Limited                                          0       100         Hong Kong
            Manulife Financial Shareholdings Limited                              0       100         Hong Kong
            Manulife Financial Management Limited                                 0       100         Hong Kong
            Manulife Financial Group Limited                                      0       100         Hong Kong
            Manulife Financial Investment Limited                                 0       100         Hong Kong
         Manulife Funds Direct (Barbados) Limited                                78       100         Barbados
            P.T. Manulife Aset Manajemen Indonesia                                0        55         Indonesia
            Manulife Funds Direct (Hong Kong) Limited                             0       100         Hong Kong
      Manulife Data Services Inc.                                                81       100         Barbados
      ManuLife (International) Reinsurance Limited                               34       100         Bermuda
         Manufacturers P&C Limited                                               36       100         Barbados
         Manufacturers Life Reinsurance Limited                                  49       100         Barbados
         Manulife Management Services Ltd.                                      191       100         Barbados
      Chinfon-Manulife Insurance Company Limited                                188        60         Vietnam
      Chinfon-Manulife Insurance Company Limited                                 59        60         Bermuda
      OUB Manulife Pte. Ltd.                                                     14        50         Singapore
      The Manufacturers Life Insurance Co. (Phils.), Inc.                       164       100         Philippines
         Manulife Financial Plans, Inc.                                         187       100         Philippines
      P.T. Asuransi Jiwa Manulife Indonesia                                      42        71         Indonesia
         P.T. Buanadaya Sarana Informatika                                        0       100         Indonesia
         P.T. Asuransi Jiwa Arta Mandiri Prima                                   42       100         Indonesia
      Manulife (Malaysia) SDN.BHD                                                74       100         Malaysia
      Manulife Holdings (Hong Kong) Limited                                      15       100         Hong Kong
      Manulife Financial Systems (Hong Kong) Limited                             53       100         Hong Kong
      Manulife Century Investments (Alberta) Inc.                               171       100         Alberta
         Manulife Century Life Insurance Company                                180        35##       Japan
         Manulife Century Investments (Bermuda) Limited                         172       100         Bermuda
            Manulife System Service Kabushiki Kaisha                            192        90=        Japan
            Manulife Century Investments (Luxembourg) S.A                       173       100         Luxembourg

                                                                               LEGAL     % OF      JURISDICTION OF
AFFILIATE                                                                       ID      EQUITY      INCORPORATION
------------------------------------------------------------------------------------------------------------------
            Manulife Century Investments (Netherlands) B.V                      174       100         Netherlands
               Daihyaku Manulife Holdings (Bermuda) Limited                     175       100         Bermuda
               Manulife Century Holdings (Netherlands) B.V                      195       100         Netherlands
               Kyoritsu Confirm Co., Ltd.                                       179      90.9@        Japan
               Manulife Premium Collection Co., Ltd.                            178        57+        Japan
                  Manulife Century Business Company                             177       100         Japan


(X)  Inactive subsidiaries are noted in italics.

* 3.9% of The Manufacturers Life Insurance Company (USA) is owned by .MRL Holding LLC.

** 1% of Manulife Hungary Holdings KFT is owned by The Manufacturers Life Insurance Company.

# 10% of Manufacturers Securities Services, LLC is owned by The Manufacturers Life Insurance Company of New York.

@ 9.1% of Kyoritsu Confirm Co., Ltd. is owned by Manulife Century Life Insurance Company.

+ 10% of Manulife Premium Collection Co., Ltd. is owned by Manulife Century Life Insurance Company.

= 10% of Manulife System Service Kabushiki Kaisha is owned by Manulife Century Life Insurance Company.

## 32.6% of Manulife Century Life Insurance Company is owned by Manulife Century Investments (Netherlands) B.V. and 32.4% by Manulife Century Holdings (Netherlands) B.V.


Item 27. Number of Contract Owners.

As of November 30, 2001, there were no qualified contracts and no non-qualified contracts of the series offered hereby outstanding.

Item 28. Indemnification.

Article XII of the Restated Articles of Redomestication of the Company provides as follows:

No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

iv)  a transaction from which the director derived an improper personal benefit;
     or

v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this
Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

         a. Set forth below is information concerning other investment companies for which Manulife Financial Securities LLC, the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

a. Name of Investment Company                  Capacity In which acting
-----------------------------                  ------------------------

The Manufacturers Life Insurance                Principal Underwriter
Company (U.S.A.)
Separate Account H


The Manufacturers Life Insurance                Principal Underwriter
Company (U.S.A.)
Separate Account I


The Manufacturers Life Insurance                Principal Underwriter
Company (U.S.A.)
Separate Account J

The Manufacturers Life Insurance                Principal Underwriter
Company (U.S.A.)
Separate Account L

The Manufacturers Life Insurance                Principal Underwriter
Company (U.S.A.)
Separate Account A

The Manufacturers Life Insurance                Principal Underwriter
Company of New York
Separate Account A

The Manufacturers Life Insurance                Principal Underwriter
Company of New York
Separate Account B

         b. The Manufacturers Life Insurance Company (U.S.A.) is the sole member of Manulife Financial Securities LLC ("Manulife Securities"), and the following officers of The Manufacturers Life Insurance Company (U.S.A.) have power to act on behalf of Manulife Securities: John DesPrez* (Chairman and President), John Ostler** (Vice President and Chief Financial Officer) and James Gallagher* (Vice President , Secretary and General Counsel) The board of managers of Manulife Securities (consisting of Gary Buchanan**, Robert Cook* and John Vrysen***) may also act on behalf of Manulife Securities.

*    Principal business office is 73 Tremont Street, Boston, MA 02108
**   Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5
***  Principal business office is 680 Washington Blvd, Stamford, CT 06901


         c. None.

Item 30. Location of Accounts and Records.

All books and records are maintained at 500 Boylston Street, Suite 400 Boston, MA 02116-3739 and at 73 Tremont Street, Boston, MA 02108.

Item 31. Management Services.

None.

Item 32. Undertakings.

a. Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

The Manufacturers Life Insurance Company (U.S.A.) ("Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 1st day of January, 2002.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT M
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
    COMPANY (U.S.A.)
    (Depositor)


By: /s/ John D. DesPrez III
    ---------------------------
    John D. DesPrez III
    President

THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)


By: /s/ John D. DesPrez III
    ---------------------------
    John D. DesPrez III
    President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 1st day of January, 2002.


Signature                                      Title
---------                                      -----

/s/ John D. DesPrez III                        Chairman and President
-----------------------------                  (Principal Executive Officer)
John D. DesPrez III


*                                              Vice President and
-----------------------------                  Chief Financial Officer
John Ostler


*                                              Director
-----------------------------
James Boyle


*                                              Director
-----------------------------
Robert A. Cook


*                                              Director
-----------------------------
Geoffrey Guy


*                                              Director
-----------------------------
James O'Malley


*                                              Director
-----------------------------
John Lyon


*                                              Director
-----------------------------
Rex Schlaybaugh, Jr.


*/s/ James D. Gallagher
-----------------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                 EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

1(ii)             Board of Directors' Resolution

8(c)              Form of Assumption Reinsurance Agreement

9                 Opinion and Consent of Counsel

10                Written Consent of Ernst & Young LLP